PROSPECTUS

ELBIT MEDICAL IMAGING LTD.
and
ELSCINT LTD.
JOINT PROXY STATEMENT

ELBIT MEDICAL IMAGING LTD.

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
     Elbit Medical Imaging Ltd., or EMI, and Elscint Ltd., or Elscint, have entered into a merger agreement that provides for the merger of Elscint with EMI by way of an exchange of shares. As a result of the merger, Elscint will become a wholly-owned subsidiary of EMI. If the merger is completed:

•	each outstanding share of Elscint will be exchanged for 0.53 ordinary shares of EMI; and

•	current EMI shareholders will continue to own their existing shares after the merger.
     We estimate that EMI will issue approximately 3,479,681 ordinary shares to Elscint shareholders other than EMI and Elscint in the merger. These numbers exclude approximately 26,500 ordinary shares of EMI that will become issuable upon exercise of options to purchase Elscint shares, which EMI will assume in connection with the merger.
     We cannot complete the merger unless the shareholders of both EMI and Elscint approve it. The audit committees and the boards of directors of EMI and Elscint have approved the merger and the merger agreement and the boards of directors of EMI and Elscint recommend that you vote “FOR” approval of the merger and the merger agreement. We have scheduled shareholder meetings for you to vote on the merger. The dates, times and places of the meetings are as follows:

For EMI Shareholders:	For Elscint Shareholders:
October 27, 2005	October 27, 2005
at 10:00 a.m. Israel time	at 11:00 a.m. Israel time
at Elbit Medical Imaging Ltd.	at Elscint Ltd.
13 Mozes Street	13 Mozes Street
Tel Aviv 67442, Israel	Tel Aviv 67442, Israel
     EMI ordinary shares trade on the NASDAQ National Market, or NASDAQ, under the symbol “EMITF” and on the Tel Aviv Stock Exchange, or TASE. On September 26, 2005, the trading day in the United States immediately preceding the date of this joint proxy statement/ prospectus, the closing price for EMI ordinary shares on NASDAQ was $16.31 and on the TASE was NIS 75.46. On June 7, 2005 and on June 8, the trading days in the United States and Israel, respectively, immediately preceding the first announcement in connection with the proposed merger, the closing price for EMI ordinary shares on NASDAQ was $19.37 and on the TASE was NIS 85.07.
     Elscint ordinary shares trade on the New York Stock Exchange, or NYSE, under the symbol “ELT.” On September 26, 2005, the trading day in the United States immediately preceding the date of this prospectus, the closing price for Elscint ordinary shares on the NYSE was $8.45. On June 7, 2005, the trading day in the United States immediately preceding the first announcement in connection with the proposed merger, the closing price for Elscint ordinary shares on the NYSE was $6.74.
      This joint proxy statement/ prospectus gives you detailed information about EMI, Elscint, the proposed merger and the proposal to be voted on at the special meetings. We encourage you to read the entire document carefully before deciding how to vote, particularly the section entitled “Risk Factors” beginning on page 20.
     Your vote is very important. To approve the merger and the merger agreement, you must vote “FOR” the proposal by following the instructions stated on the enclosed proxy card. If you are the record holder of the shares and attend a special meeting, you may vote your shares in person, even if you previously submitted a proxy. IF YOU CHOOSE TO VOTE BY PROXY, WE MUST RECEIVE YOUR PROXY AT LEAST 24 HOURS PRIOR TO THE SPECIAL MEETING. Whether or not you plan to attend a special meeting, please take the time to vote by completing, signing and mailing the enclosed proxy card to us in the enclosed postage-paid envelope.

Mordechay Zisser	Abraham (Rami) Goren
Executive Chairman of the Board of	Executive Chairman of the Board of
Directors of Elbit Medical Imaging Ltd.	Directors of Elscint Ltd.
     The Israel Securities Authority, or ISA, has notified EMI that the contemplated transaction does not require the publication of a prospectus by EMI in Israel for the offer of EMI shares in the merger.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the EMI ordinary shares to be issued in connection with the merger or determined if this joint proxy statement/ prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
     This joint proxy statement/ prospectus is dated September 27, 2005 and is first being mailed to shareholders of EMI and Elscint on or about September 27, 2005.

PRESENTATION AND CERTAIN CONVENTIONS
      References to “NIS” in this joint proxy statement/ prospectus mean New Israeli Shekels, the legal currency of Israel. References to “$” mean United States dollars, the legal currency of the Unites States. For your convenience, unless otherwise indicated, certain amounts have been translated into U.S. dollar amounts, using the representative exchange rate as published by the Bank of Israel as of December 31, 2004 ($1.00 = NIS 4.308). The dollar amounts reflected in these convenience translations should not be construed as representing amounts that actually can be received or paid in dollars or convertible into dollars (unless otherwise indicated), nor do such convenience translations mean that the NIS amounts (i) actually represent the corresponding dollar amounts stated, or (ii) could be converted into dollars at the assumed rate.
ADDITIONAL INFORMATION
      This joint proxy statement/ prospectus incorporates important business and financial information about EMI and Elscint from other documents that are not included in or delivered with this joint proxy statement/ prospectus, You can obtain copies of the documents incorporated by reference in this joint proxy statement/ prospectus at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549, at the SEC’s prescribed rates. Please call the SEC at 202-942-8090 for further information on the Public Reference Room. In addition, the SEC maintains a web site that contains reports and other information regarding registrants, such as EMI and Elscint, that file electronically with the SEC. The address of this web site is http://www.sec.gov. Alternatively, you may obtain documents incorporated by reference into this joint proxy statement/ prospectus, without charge, by requesting them in writing or by telephone, from the appropriate company at the following addresses and telephone numbers:
      if you are an EMI shareholder:

Elbit Medical Imaging Ltd.
13 Mozes Street
Tel Aviv 67442, Israel
Telephone: 972-3-608-6000
Facsimile: 972-3-695-3080

Attention:	Shimon Yitzhaki, President and Chief Financial Officer
      if you are an Elscint shareholder:

Elscint Ltd.
13 Mozes Street
Tel Aviv 67442, Israel
Telephone: 972-3-608-6020
Facsimile: 972-3-696-2022

Attention:	Abraham (Rami) Goren, Executive Chairman of the Board of Directors
      To receive timely delivery of the documents, you must request them no later than October 17, 2005 to receive them before the EMI and Elscint special meetings.

ELBIT MEDICAL IMAGING LTD.
13 Mozes Street
Tel Aviv 67442, Israel
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 27, 2005
To the Shareholders of Elbit Medical Imaging Ltd.:
      Elbit Medical Imaging Ltd., or EMI, will hold a special meeting of shareholders on October 27, 2005, at 10:00 a.m., Israel time, at the corporate offices of EMI at 13 Mozes Street, Tel Aviv 67442, Israel for the following purpose:

To consider and vote upon a proposal to:

•	adopt the terms and conditions of the Agreement and Plan of Merger, dated as of August 21, 2005, by and between EMI and Elscint Ltd., and

•	approve the merger of EMI and Elscint by way of share exchange, in accordance with the merger agreement.
      A copy of the merger agreement is attached to the accompanying joint proxy statement/ prospectus as Annex A.
      At least two shareholders, present in person or by proxy, and holding or representing, in the aggregate, at least thirty-three and one-third percent (33.33%) of the issued and outstanding voting shares, will constitute a quorum, at the special meeting. If no quorum is present within a half hour after the time appointed for the holding of the special meeting, the special meeting shall stand adjourned to the same day in the following week at the same time and place, or to such other day, time and place as will be determined by notice to shareholders. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.
      Approval of the merger and the merger agreement requires the affirmative vote of a majority in number of the shareholders participating, in person or by proxy, at the special meeting, excluding abstentions, who collectively hold seventy-five percent (75%) of the shares represented at the voting.
THE EMI BOARD OF DIRECTORS UNANIMOUSLY (WITHOUT THE PARTICIPATION OF DIRECTORS WHO HAVE PERSONAL INTERESTS IN THE APPROVAL OF THE MERGER) RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER AND THE MERGER AGREEMENT.
      Only shareholders of record at the close of business on September 26, 2005 are entitled to receive notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting.
      Shareholders who are unable to attend the special meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. Your proxy may be revoked at any time before it is voted by voting your shares in person at the special meeting, or until 24 hours before the special meeting by returning a later-dated proxy card. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the special meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares. On all matters considered at the special meeting, abstentions will be treated as neither a vote “for” nor “against” the proposal considered at the special meeting, although they will be counted in determining whether a quorum is present.
      Shareholders who hold their shares through the nominee company of Bank Discount Le’Israel Ltd. and intend to vote their shares by person or by proxy must deliver EMI an ownership certificate confirming their ownership of EMI’s shares on the record date approved by a recognized financial institution, as required by the Israeli Companies Regulation (Proof of Ownership of Shares for Voting at General Meeting) of 2000.

      Joint holders of shares should note that, pursuant to the articles of association of EMI, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in EMI’s Register of Shareholders. The appointment of a proxy to vote shares held by joint holders must be executed by the signature of the senior of the joint holders on the proxy card.
      You are cordially invited to attend the special meeting. Whether or not you plan to attend, please act promptly to vote your shares on the proposal described above. You may vote your shares by completing, signing and dating the enclosed proxy card and returning it as promptly as possible in the enclosed postage-paid envelope. Any shareholder attending the special meeting may vote in person even if that shareholder has previously returned a proxy. IF YOU CHOOSE TO VOTE BY PROXY, WE MUST RECEIVE YOUR PROXY AT LEAST 24 HOURS PRIOR TO THE SPECIAL MEETING.

By Order of the Board of Directors,

Mordechay Zisser
Executive Chairman of the
Board of Directors
Dated: September 27, 2005

ELSCINT LTD.
13 Mozes Street
Tel Aviv 67442, Israel
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON October 27, 2005
To the Shareholders of Elscint Ltd.:
      Elscint Ltd., or Elscint, will hold a special meeting of shareholders on October 27, 2005, at 11:00 a.m., Israel time, at the corporate offices of Elscint at 13 Mozes Street, Tel Aviv 67442, Israel, for the following purpose:

To consider and vote upon a proposal to:

•	adopt the terms and conditions of the Agreement and Plan of Merger, dated as of August 21, 2005, by and between Elbit Medical Imaging Ltd. (“EMI”) and Elscint, and

•	approve the merger of EMI and Elscint, under which the Elscint shareholders, other than EMI and Elscint, will receive 0.53 EMI ordinary shares in exchange for each of their Elscint ordinary shares, in accordance with the merger agreement.
      A copy of the merger agreement is attached to the accompanying joint proxy statement/ prospectus as Annex A.
      At least two (2) shareholders, present in person or by proxy, and holding or representing, in the aggregate, not less than fifty-one percent (51%) of the issued and outstanding shares, will constitute a quorum at the special meeting. If within a half hour after the time appointed for the holding of the special meeting no quorum is present, the special meeting will stand adjourned to the same day in the following week, at the same time and place, or to such other day, time and place as shall be determined by Elscint’s board of directors by notice to the shareholders. At the adjourned meeting, the business for which the special meeting was called will be transacted if at least two (2) shareholders present in person or by proxy, and representing, in the aggregate, not less than twenty-six percent (26%) of the issued and outstanding shares, are present or represented.
      Approval of the merger and the merger agreement requires the affirmative vote of a majority in number of the shareholders participating, in person or by proxy, at the special meeting, excluding abstentions, who collectively hold seventy-five percent (75%) of the shares represented at the voting. In addition, because EMI owns, directly and through its wholly-owned subsidiary, Elbit Medical Holdings Ltd., approximately sixty-one percent (61%) of Elscint’s outstanding shares, the merger and the merger agreement will be approved only if either:

(i) the majority vote at the special meeting includes at least one-third of the total votes of shareholders having no personal interest in the proposal, participating at the special meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or

(ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in Elscint.
      Under the Israeli Companies Law of 1999, or the Israeli Companies Law, each shareholder that attends the special meeting in person shall, prior to exercising such shareholder’s voting rights at the special meeting advise Elscint whether or not that shareholder has a personal interest in the approval of the merger and the merger agreement. Each shareholder that delivers a signed proxy card to Elscint must indicate on the proxy card whether or not that shareholder has a personal interest in the approval of the merger and the merger agreement. Shareholders who do not indicate whether or not they have a personal interest in the approval of the merger and the merger agreement will not be eligible to vote their shares as to such proposal.

      Under the Israeli Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including:

(i) a personal interest of that person’s relative (i.e. spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above); or

(ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds five percent (5%) or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.
      A personal interest resulting merely from holding Elscint’s shares will not be deemed a personal interest.
      EMI and Elbit Medical Holdings Ltd. are deemed to have a personal interest in the above proposal.
THE ELSCINT BOARD OF DIRECTORS UNANIMOUSLY (WITHOUT THE PARTICIPATION OF THE DIRECTORS WHO HAVE PERSONAL INTERESTS IN THE APPROVAL OF THE MERGER) RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER AND THE MERGER AGREEMENT.
      Only shareholders of record at the close of business on September 26, 2005 are entitled to receive notice of, and to vote, at the special meeting or any adjournment or postponement of the meeting. Shareholders who are unable to attend the special meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. Your proxy may be revoked at any time before it is voted by voting your shares in person at the special meeting, or until 48 hours before the special meeting by returning a later-dated proxy card. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the special meeting on behalf of the record holder as well as a statement from the record holder that it did not vote the shares. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares. On all matters considered at the special meeting, abstentions will be treated as neither a vote “for” nor “against” the proposal considered at the special meeting, although they will be counted in determining whether a quorum is present.
      Joint holders of shares should note that, pursuant to the articles of association of Elscint, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, with seniority determined by the order in which the names appear in Elscint’s Register of Shareholders.
      You are cordially invited to attend the special meeting. Whether or not you plan to attend, please act promptly to vote your shares on the proposal described above. You may vote your shares by completing, signing and dating the enclosed proxy card and returning it as promptly as possible in the enclosed postage-paid envelope. Any shareholder attending the special meeting may vote in person even if that shareholder has previously returned a proxy. IF YOU CHOOSE TO VOTE BY PROXY, WE MUST RECEIVE YOUR PROXY AT LEAST 48 HOURS PRIOR TO THE SPECIAL MEETING.

By Order of the Board of Directors,

Abraham (Rami) Goren
Executive Chairman of the
Board of Directors
Dated: September 27, 2005

i

QUESTIONS AND ANSWERS ABOUT THE EMI/ ELSCINT MERGER
      The following questions and answers are intended to provide brief answers to commonly asked questions. These questions and answers do not, and are not intended to, address all questions that may be pertinent to EMI and Elscint shareholders. For a more complete description of the legal terms of the merger, you should read this entire document carefully, as well as the additional documents we refer you to.

Q:	What is the proposed transaction?

A:	The merger agreement provides for the merger of EMI, an Israeli company whose shares are traded on the NASDAQ and TASE, and Elscint, an Israeli company whose shares are traded on the NYSE, by way of a share exchange. As a result of the merger, Elscint will become a wholly-owned subsidiary of EMI.

Q:	Will Elscint survive the proposed merger?

A:	Yes, except that it will become a private company that is wholly owned by EMI.

Q:	Why are EMI and Elscint proposing the merger?

A:	The merger is intended to allow the merging companies to exploit opportunities which may have been unavailable to either EMI or Elscint separately and is anticipated to result in increased organizational and business efficiency and reduce operational costs. The reasons why each of EMI and Elscint are proposing the merger are discussed in more detail later in this document. See “The Merger — Our Reasons for the Merger” beginning on page 41.

Q:	Are there risks I should consider in deciding whether to vote for the merger?

A:	Yes. You should review the risks as discussed in the section “Risk Factors” beginning on page 20. These risks include, among others, possible difficulties in integrating two companies that have previously operated independently and in achieving the merger’s objectives.

Q:	What will Elscint shareholders receive for their shares?

A:	If the merger is completed, Elscint shareholders, other than EMI and Elscint, will receive 0.53 ordinary shares of EMI in exchange for each outstanding ordinary share of Elscint that they hold. This ratio is called the exchange ratio. We expect that, immediately after completion of the merger, the current shareholders of Elscint, other than EMI and Elscint, will own approximately 13.71% of the outstanding ordinary shares of EMI and approximately 13.88% of the voting rights in EMI.

Q:	When do you expect the merger to be completed?

A:	We are working towards completing the merger as quickly as possible and are currently targeting the end of the fourth quarter of 2005 for a closing. We anticipate completing the merger soon after the satisfaction of the conditions to the merger, including the receipt of the approval of the shareholders of EMI and Elscint and the receipt of the final court order approving the merger.

Q:	Should I send in my Elscint share certificates now?

A:	No. After the merger is completed, EMI will send Elscint shareholders written instructions explaining how to exchange their share certificates for one or more certificates representing the appropriate number of EMI shares. EMI shareholders will keep their share certificates.

Q:	Will I have to pay brokerage commissions when I exchange my shares?

A:	If you are the record owner of your Elscint shares and you exchange your Elscint shares for EMI shares in the merger, you will not have to pay brokerage fees or similar expenses. If you own your Elscint shares through a broker or other nominee and your broker exchanges your Elscint shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. Neither EMI nor Elscint will be obligated to pay for or reimburse you for any broker or nominee charges.

Q:	What periodic reports can I expect to receive as an EMI shareholder?

A:	After the merger, former Elscint shareholders will be entitled to receive the same periodic reports that are currently available to EMI shareholders under Israeli law, U.S. law and NASDAQ rules. These reports include annual reports with audited annual consolidated financial statements and proxy statements and related materials for annual and special meetings of shareholders.

Q:	What shareholder approval is needed to approve the merger?

A:	EMI — The affirmative vote of a majority in number of the shareholders participating, in person or by proxy, at the special meeting, excluding abstentions, who collectively hold seventy-five (75%) of the shares represented at the voting is required to approve the merger and the merger agreement.

Elscint — The affirmative vote of a majority in number of the shareholders participating, in person or by proxy, at the special meeting, excluding abstentions, who collectively hold seventy-five (75%) of the shares represented at the voting, is required to approve the merger and the merger agreement. In addition, either:

(i) the majority vote at the special meeting must include at least one-third of the total votes of shareholders having no personal interest in the proposal, participating at the special meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or

(ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed one percent (1%) of the total voting rights in Elscint.

Under the Israeli Companies Laws of 1999, or the Israeli Companies Law, each shareholder that attends the special meeting in person shall, prior to exercising such shareholder’s voting rights at the special meeting advise Elscint whether or not that shareholder has a personal interest in the approval of the merger and the merger agreement. Each shareholder that delivers a signed proxy card to Elscint must indicate on the proxy card whether or not that shareholder has a personal interest in the approval of the merger and the merger agreement. Shareholders who do not indicate whether or not they have a personal interest in the approval of the merger and the merger agreement will not be eligible to vote their shares as to such proposal.

Under the Israeli Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including:

(i) a personal interest of that person’s relative (i.e. spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above); or

(ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds five percent (5%) or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding Elscint’s shares will not be deemed a personal interest.

EMI, which owns directly and through its wholly-owned subsidiary, Elbit Medical Holdings Ltd., approximately sixty-one percent (61%) of Elscint’s outstanding shares, has agreed to vote in favor of the merger.

Q:	What if I don’t vote?

A:	EMI shareholders — If you fail to vote by proxy or in person, your shares that are represented by your proxy or owned by you will be deemed not to have been cast for the purpose of the approval of the merger and the merger agreement and, accordingly, such shares shall not be counted in calculating the percentage of affirmative votes required for approval of the merger and the merger agreement.

Elscint shareholders — If you fail to vote by proxy or in person, or fail to indicate whether you have a personal interest in the proposed merger and merger agreement in Elscint’s special meeting, the shares represented by your proxy or owned by you will be deemed not to have been cast for the purpose of the approval of the merger

v

and the merger agreement and, accordingly, such shares shall not be counted in calculating the percentage of affirmative votes required for approval of the merger and the merger agreement.

Q:	What do I need to do now?

A:	After you have carefully read this joint proxy statement/ prospectus, please fill out and sign the enclosed proxy card, and then mail it in the enclosed return envelope as soon as possible, so that your shares may be voted at the appropriate shareholders meeting. In order for your shares to be voted at each special meeting if you choose to vote by proxy, your proxy card must be received by EMI at least 24 hours prior to the special meeting and your proxy card must be received by Elscint at least 48 hours prior to the special meeting. The chairman of each special meeting may, at his or her discretion, accept a proxy after such time. If a proxy is not received in the manner described above, it will not be valid at the special meeting. You can also attend the appropriate special meeting and vote in person if you are the record holder of the shares. If your shares are held in “street name” in order to vote your shares in person you should obtain a legal proxy from the record holder to vote the shares at the special meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If you hold EMI ordinary shares through the nominee company of Bank Discount Le’Israel Ltd. you must deliver EMI an ownership certificate confirming your ownership of EMI’s shares on the record date approved by a recognized financial institution.

Q:	What does my board of directors recommend?

A:	EMI: The EMI board of directors unanimously (without the participation of directors who have personal interests in the approval of the merger) recommends that you vote “FOR” approval of the merger and the merger agreement.

Elscint Elscint: The Elscint board of directors unanimously (without the participation of directors who have personal interests in the approval of the merger) recommends that you vote “FOR” approval of the merger and the merger agreement.

Q:	Am I entitled to appraisal rights?

A:	Under Israeli Law, which governs the merger, you are not entitled to formal appraisal rights. However, since the merger will be effected pursuant to sections 350 and 351 of the Israeli Companies Law, it is subject to approval of an Israeli District Court, and the District Court (in our case, the Tel Aviv-Jaffa District Court) may provide you a remedy if you object to the merger within the timeframe and in the manner prescribed by the Israeli Companies Law, the regulations promulgated thereunder and the District Court.

Pursuant to regulations promulgated under the Israeli Companies Law, unless the District Court determines otherwise, you may raise your objections to the merger by filing an application with the Court no later than 10 days following the filing by EMI and Elscint of the second motion with the District Court, which is expected to occur promptly following the approval of the merger by EMI’s and Elcint’s shareholders at the special meetings to be convened on October 27, 2005 and the fulfillment of all of the conditions precedent set forth in the merger agreement.

The application would typically be filed as a written application supported by an affidavit.

You should be aware that neither the Israeli Companies Law nor the regulations promulgated under that law specify the remedies available to you in connection with the merger.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares only if you provide instructions to him or her on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Your broker will not be able to vote your shares without instructions from you, including, if you are a shareholder of Elscint, as to whether or not you have a personal interest in the approval of the merger and the merger agreement.

Q:	How will abstentions be treated in calculating a quorum and in tallying the votes at the special meetings?

A:	Abstentions are taken into account for purposes of determining whether the shareholders present at each special meeting constitute a quorum. Abstentions will not be considered as either a vote “for” or “against” the proposal considered at either special meeting.

Q:	Who is the exchange agent for the merger?

A:	American Stock Transfer & Trust Company will act as the exchange agent.

Q:	Where can I find more information about the companies?

A:	You can find more information about EMI and Elscint from various sources described under “Where You Can Find More Information” beginning on page 83 and the description of the businesses beginning on page 73.

Q:	Whom can I contact with questions about the merger or on how to submit a proxy or if I need additional copies of the joint proxy statement/ prospectus or accompanying documents?

A:	If you are an EMI shareholder, you should contact:
Elbit Medical Imaging
13 Mozes Street
Tel Aviv 67442, Israel
Attention: Shimon Yitzhaki, President and Chief Financial Officer
Telephone: 972-3-608-6010
Facsimile: 972-3-695-3080
      If you are an Elscint shareholder, you should contact:
Elscint Ltd.
13 Mozes Street
Tel Aviv 67442, Israel
Attention: Abraham (Rami) Goren, Executive Chairman of the Board of Directors
Telephone: 972-3-608-6020
Facsimile: 972-3-696-2022

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
      This joint proxy statement/ prospectus contains forward-looking statements that are based on the current expectations, assumptions, estimates and projections of each of EMI and Elscint about its business, its industry and markets. These forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of each pre-transaction company’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. EMI and Elscint cannot promise that their expectations expressed in these forward-looking statements will turn out to be correct. The actual results of each of EMI and Elscint could be materially different from and worse than those expectations. Important risks and factors that could cause the actual results of each of EMI and Elscint to be materially different from their expectations are set forth in “Risk Factors” and elsewhere in this joint proxy statement/ prospectus. Neither EMI nor Elscint undertakes any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/ prospectus or to reflect the occurrence of unanticipated events, except as required by law.

SUMMARY
      This summary highlights selected information from this joint proxy statement/ prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire joint proxy statement/ prospectus, including the Annexes, and the documents we refer to in this joint proxy statement/ prospectus. Please see “Where You Can Find More Information” on page 83. Certain items in this summary include a page reference directing you to a more complete description of that item.
The Companies (See Pages 73 and 74)

Elbit Medical Imaging Ltd.
13 Mozes Street
Tel Aviv 67442, Israel
Telephone: 972-3-608-6010
Facsimile: 972-3-695-3080
      Elbit Medical Imaging Ltd., or EMI, is an Israeli company that operates through subsidiaries and affiliated companies. EMI’s activities are divided into three principal fields:

•	ownership, operation, management, acquisition, expansion and development through a wholly-owned subsidiary of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe;

•	the activities of its subsidiary, Elscint, described below; and

•	research and development in the image guided focused ultrasound activities through its subsidiary, InSightec Image Guided Treatment Ltd.
      EMI ordinary shares trade on the NASDAQ National Market, or NASDAQ, under the symbol “EMITF” and on the Tel Aviv Stock Exchange, or the TASE.

Elscint Ltd.
13 Mozes Street
Tel Aviv 67442, Israel
Telephone: 972-3-608-6020
Facsimile: 972-3-696-2022
      Elscint Ltd., or Elscint, is an Israeli company whose activities are divided into five principal fields:

•	ownership and operation of hotels in Europe and elsewhere and construction of hotel projects through wholly owned and jointly controlled subsidiary companies;

•	leasing of a real estate asset;

•	the ownership, operation and development of a commercial and entertainment center in Israel;

•	a biotechnology investment; and

•	the ownership and operation of an apparel company, Mango Israel Clothing & Footwear Ltd.
      Elscint ordinary shares trade on the New York Stock Exchange, or NYSE, under the symbol “ELT.”
The Merger
      EMI and Elscint have entered into a merger agreement that provides for the merger of EMI and Elscint by way of share exchange. Under the merger agreement, each outstanding ordinary share of Elscint, other than shares held by EMI and Elscint, will be exchanged for 0.53 ordinary shares of EMI. As a result of the merger, Elscint will become a wholly-owned subsidiary of EMI and its shares will no longer trade on the NYSE.
      EMI will not issue fractional shares. Instead, each Elscint shareholder, other than EMI and Elscint, will receive a check in payment for any fractional shares equal to the value of such fractional shares, based upon the closing price of EMI ordinary shares on the NASDAQ on the trading day immediately preceding the closing date of the merger.
      We encourage you to read the merger agreement which is attached to this joint proxy statement/ prospectus as Annex A since it is the legal document that governs the merger.
      Elscint shareholders should not send in their share certificates until instructed to do so after the merger is completed.
      Current EMI shareholders will continue to own their existing shares after the merger. EMI shareholders should not send in their share certificates because they will not exchange their share certificates in connection with the merger.
Our Recommendations to Shareholders (See Page 41)

To EMI Shareholders:
      Following the recommendation of an independent committee of EMI’s board of directors formed for the purpose of considering the proposed merger:

•	the EMI audit committee and board of directors have determined that the merger is advisable and fair to you and is to the benefit of EMI,

•	each of the EMI audit committee and the board of directors has approved the terms of the merger agreement, including the merger and the other transactions contemplated therein, and

•	the EMI board of directors unanimously (excluding directors who have a personal interest in the approval of the merger) recommend that you vote “FOR” the proposal to approve the merger and the merger agreement.

To Elscint Shareholders:
      Following the recommendation of an independent committee of Elscint’s board of directors formed for the purpose of considering the proposed merger:

•	the Elscint audit committee and board of directors have determined that the merger is advisable and fair to you and is to the benefit of Elscint,

•	each of the Elscint audit committee and the board of directors has approved the terms of the merger agreement, including the merger and the other transactions contemplated therein, and

•	the Elscint board of directors unanimously (excluding directors who have a personal interest in the approval of the merger) recommend that you vote “FOR” the proposal to approve the merger and the merger agreement.
Opinions of Financial Advisors (See Pages 43 through 54)
      In connection with the merger:

•	EMI received a written opinion dated August 21, 2005 from C.E. Unterberg, Towbin, EMI’s financial advisor, addressed to EMI’s board of directors, that, as of the date of that opinion and based on and subject to the matters noted in the opinion, the exchange ratio provided for in the merger was fair to the shareholders of EMI from a financial point of view; and

•	Elscint received a written opinion dated August 18, 2005 from Oppenheimer & Co. Inc., Elscint’s financial advisor, addressed to Elscint’s board of directors, that, as of the date of that opinion and based on and subject to the matters noted in the opinion, the exchange ratio provided for in the merger was fair from a financial point of view to the shareholders of Elscint, other than EMI, its controlling shareholder and any affiliates of EMI and/or its controlling shareholder.

      The full texts of these opinions are attached as Annex B and Annex C to this joint proxy statement/ prospectus. We encourage you to read these opinions in their entirety to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by each of C.E. Unterberg, Towbin and Oppenheimer & Co. Inc. in providing its opinion. These opinions are addressed to the boards of directors and do not constitute recommendations to any shareholder as to any matter relating to the merger.
The EMI Special Meeting and Vote Required (See Page 32)
      Place and Time: The EMI special meeting will be held at 10:00 a.m., Israel time, on October 27, 2005 at the corporate offices of EMI at 13 Mozes Street, Tel Aviv 67442, Israel.
      Quorum: At least two shareholders, present in person or by proxy, and holding or representing, in the aggregate, at least thirty-three and one-third percent (33.33%) of the issued and outstanding voting shares, will constitute a quorum, at the special meeting. If no quorum is present within a half hour after the time appointed for the holding of the special meeting, the special meeting will stand adjourned to the same day in the following week at the same time and place, or to such other day, time and place as shall be determined by notice to shareholders. If a quorum is not present within a half hour after the appointed time at such adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.
      Proposal: At the EMI special meeting, EMI shareholders will be asked to approve the merger and the merger agreement.
      Vote Required: Approval of the merger and the merger agreement requires the affirmative vote of a majority in number of the shareholders participating, in person or by proxy, at the special meeting, excluding abstentions, who collectively hold seventy-five percent (75%) of the shares represented at the voting.
      Record Date: You are entitled to vote at the EMI special meeting if you were a holder of record of ordinary shares of EMI as of the close of business on September 26, 2005, the record date for the EMI special meeting. On that date, there were 21,585,926 ordinary shares of EMI entitled to vote at the EMI special meeting.
      Intended Vote: As of the record date for the EMI special meeting, directors and executive officers of EMI and their affiliates, including Europe-Israel (M.M.S.) Ltd., or Europe-Israel, and other than Elscint, beneficially owned an aggregate of approximately 56.11% of the outstanding ordinary shares of EMI and approximately 56.94% of the voting rights in EMI. As of the record date for the EMI special meeting, Elscint owned an aggregate of approximately 2.39% of the issued and outstanding ordinary shares of EMI and approximately 0.95% of the voting rights in EMI. The directors and executive officers of EMI and their affiliates have indicated that they intend to vote the EMI ordinary shares owned by them “FOR” approval of the merger and the merger agreement.
The Elscint Special Meeting and Vote Required (See Page 35)
      Place and Time: The Elscint special meeting will be held at 11:00 a.m., Israel time, on October 27, 2005 at the corporate offices of Elscint at 13 Mozes Street Tel Aviv 67442, Israel.
      Quorum: At least two (2) shareholders, present in person or by proxy, and holding or representing, in the aggregate, not less than fifty-one percent (51%) of the issued and outstanding shares, will constitute a quorum at the special meeting. If within a half hour after the time appointed for the holding of the special meeting no quorum is present, the special meeting will stand adjourned to the same day in the following week, at the same time and place, or to such other day, time and place as shall be determined by Elscint’s board of directors by notice to the shareholders, at the adjourned meeting, the business for which the special meeting was called will be transacted if at least two (2) shareholders present in person or by proxy, and representing, in the aggregate, not less than twenty-six percent (26%) of the issued and outstanding shares, are present or represented.
      The Proposal: At the Elscint special meeting, Elscint shareholders will be asked to approve the merger and the merger agreement.

      Vote Required: Approval of the merger and the merger agreement requires the affirmative vote of a majority in number of the shareholders participating, in person or by proxy, at the special meeting, excluding abstentions, who collectively hold seventy-five percent (75%) of the shares represented at the voting. In addition, because EMI owns, directly and through its wholly-owned subsidiary, Elbit Medical Holdings Ltd., approximately sixty-one percent (61%) of Elscint’s outstanding shares, the merger and the merger agreement will be approved only if either:

(i) the majority vote at the special meeting includes at least one-third of the total votes of shareholders having no personal interest in the proposal, participating at the special meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or

(ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in Elscint.
      Under the Israeli Companies Law, each shareholder that attends the special meeting in person shall, prior to exercising such shareholder’s voting rights at the special meeting advise Elscint whether or not that shareholder has a personal interest in the approval of the merger and the merger agreement. Each shareholder that delivers a signed proxy card to Elscint must indicate on the proxy card whether or not that shareholder has a personal interest in the approval of the merger and the merger agreement. Shareholders who do not indicate whether or not they have a personal interest in the approval of the merger and the merger agreement will not be eligible to vote their shares as to such proposal.
      Under the Israeli Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including:

(i) a personal interest of that person’s relative (i.e. spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above); or

(ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.
      A personal interest resulting merely from holding Elscint’s shares will not be deemed a personal interest.
      EMI and Elbit Medical Holdings Ltd. are deemed to have a personal interest in the proposal to approve the merger and the merger agreement.
      Record Date: You are entitled to vote at the Elscint special meeting if you owned ordinary shares of Elscint as of the close of business on September 26, 2005, the record date for the Elscint special meeting. On that date, there were 16,835,220 ordinary shares of Elscint entitled to vote at the Elscint special meeting.
      Intended Vote: As of the record date for the Elscint special meeting, EMI, directly and through its wholly-owned subsidiary, Elbit Medical Holdings Ltd., was the beneficial owner of approximately sixty-one percent (61%) of the outstanding ordinary shares of Elscint. EMI and Elbit Medical Holdings Ltd. intend to vote their shares in Elscint in favor of the merger and the merger agreement. As of the record date for the Elscint special meeting, certain directors and executive officers of Elscint beneficially owned approximately 2.17% of the outstanding ordinary shares of Elscint as of that date. These directors and executive officers of Elscint have indicated that they intend to vote the Elscint shares owned by them “FOR” approval of the merger and the merger agreement.
What Shareholders Will Receive in the Merger (See Page 66)
      EMI shareholders. After the merger, you will continue to hold your EMI ordinary shares.
      Elscint shareholders. If the merger is completed, you will receive 0.53 EMI ordinary shares in exchange for each ordinary share of Elscint that you own at the time of the closing of the merger.

      EMI will issue approximately 3,479,681 EMI ordinary shares in the merger. Immediately after the merger, Elscint shareholders, other than EMI and Elscint, will own approximately 13.71% of outstanding EMI ordinary shares and 13.88% of the voting rights in EMI, and current EMI shareholders will own approximately 86.29% of outstanding EMI ordinary shares and 86.12% of the voting rights in EMI.
Treatment of Elscint Options (See Page 56)
      Elscint has outstanding options to purchase up to 50,000 ordinary shares of Elscint that were issued to two directors of Elscint pursuant to an incentive plan adopted by Elscint shareholders in December 2003. Under the terms of the merger agreement, upon the closing of the merger, each outstanding option to purchase ordinary shares of Elscint will be assumed by EMI and will be deemed to be an option to purchase ordinary shares of EMI. Each assumed option will, after the merger, entitle the holder to acquire, on substantially the same terms and conditions applicable under the original Elscint incentive plan, the number of ordinary shares of EMI equal to the number of Elscint ordinary shares that the holder of the option was entitled to acquire, multiplied by the exchange ratio of 0.53, rounded to the nearest whole number of shares of EMI ordinary shares. The exercise price per EMI share of each outstanding option will be the same exercise price per share specified in the original Elscint incentive plan, divided by the exchange ratio of 0.53 (rounded to the nearest hundredth). The conversion of Elscint options to EMI options as tax exempt for Israeli tax purposes will be included as part of the pre-ruling for the merger to be received by the Israeli tax authority.
      For United States securities law purposes, the assumption of these options by EMI is deemed to be an offer to sell the options to the two Elscint optionholders voting on the merger and the merger agreement, and therefore this transaction is being registered on the Registration Statement on Form F-4, of which this joint proxy/statement prospectus is a part. Following the consummation of the merger, EMI will register the ordinary shares underlying the assumed options on a Registration Statement on Form S-8.
      Elscint has received, from each of the two directors that were granted options to purchase Elscint’s ordinary shares, an approval in writing for the merger and the merger agreement. The consent of option holders to the merger may be required under Israeli law in order for Elscint to complete the merger.
Our Reasons for the Merger (See Page 41)
      The merger is intended to allow the merging companies to exploit opportunities which may have been unavailable to either EMI or Elscint separately and is anticipated to result in increased organizational and business efficiency and reduced operational costs.
      To review the reasons for the merger in greater detail, see page 41.
Conditions to the Merger (See Page 71)
      The completion of the merger is subject to the prior satisfaction or waiver of a number of conditions, in addition to the approval of the merger agreement and the merger by the shareholders of EMI and Elscint. These additional conditions include:

•	the other constituencies of EMI and Elscint must have approved the merger and the consummation of the transactions contemplated by the merger agreement by the requisite votes required under Israeli law, if such approval is required;

•	the final court order approving the merger pursuant to section 351 of the Companies Law must have been obtained;

•	the Registration Statement on Form F-4 of which this joint proxy statement/ prospectus is a part must have been declared effective by the Securities and Exchange Commission;

•	a tax ruling from the Israeli tax authority that the merger is a tax exempted transaction and an additional tax ruling from the Israeli tax authority that securities granted under Elscint’s incentive plans as a result of the conversion to EMI securities did not change their tax status must have been obtained;

•	the TASE must have approved for listing all of the EMI shares to be issued pursuant to the merger agreement and EMI must have sent an official notice of issuance to NASDAQ for listing of such shares;

•	each of EMI, Elbit Medical Holdings Ltd. and Elscint must have received all required approvals from financing institutions for the consummation of the merger in accordance with financing agreements entered into between the financing institutions and each of EMI, Elbit Medical Holdings Ltd. and Elscint, as applicable;

•	no judicial decision shall have been issued against EMI, Elscint or their respective material subsidiaries, which has the effect of making the merger illegal or otherwise prohibited or substantially restrains consummation of the merger and the transactions contemplated under the merger agreement;

•	each party must have taken all corporate and other material proceedings required to be taken, including the final court order, to carry out the merger and the transactions contemplated by the merger agreement;

•	there must have been no change, event or development with respect to either party or any of their material subsidiaries which, individually or together, would result in a material adverse effect on such party;

•	the representations and warranties in the merger agreement must be true and correct in all material respects at the closing of the merger, except to the extent that they relate to a particular date;

•	each party must have performed and complied in all material respects with all the material covenants, agreements and conditions required by the merger agreement to be performed or complied with on or prior to the closing of the merger; and

•	each party must have delivered a certificate certifying that the two conditions immediately above have been satisfied.
      Certain of the conditions to the merger may be waived by the party entitled to assert the condition, except where the fulfillment of such condition is required by law.
Termination of the Merger Agreement (See Page 72)
      EMI and Elscint can agree by mutual written consent to terminate the merger agreement at any time without completing the merger, even after the shareholders of both companies have approved it. In addition, either EMI or Elscint can terminate the merger agreement if:

•	if any court of competent jurisdiction or other governmental body issues a final and non-appealable order, decree or ruling or takes any action permanently restraining, enjoining or otherwise prohibiting the merger;

•	if the shareholders or, if required by a binding court order, other constituencies, of either party do not approve the merger by the requisite majority;

•	if the merger is not consummated by March 31, 2006, provided that the party seeking the termination under the termination clause has not been the cause of the failure to consummate the merger by such date; or

•	if any representation or warranty of the other party becomes untrue or the other party breaches any covenant or agreement set forth in the merger agreement and such breach or misrepresentation, not capable of being cured within 21 days, causes the closing conditions not to be satisfied.

Ownership of EMI Following the Merger
      We estimate that EMI will issue approximately 3,479,681 ordinary shares to Elscint shareholders, other than EMI and Elscint, in the merger. Following the merger, former Elscint shareholders, other than EMI and Elscint, will own approximately 13.71% of the outstanding ordinary shares of EMI and approximately 13.88% of the voting rights in EMI. Existing EMI shareholders, other than Europe-Israel and Mr. Mordechay Zisser, the indirect controlling shareholder of Europe-Israel who serves as Executive Chairman of EMI’s board of directors, own approximately 44.86% of the outstanding ordinary shares of EMI and approximately 44.04% of the voting rights in EMI. After the merger, holders of EMI shares, other than Europe-Israel and Mordechay Zisser, will own approximately 52.42% of the outstanding ordinary shares of EMI and approximately 51.81% of the voting rights in EMI. Europe-Israel and Mr. Zisser, who beneficially own approximately 55.14% of the outstanding ordinary shares of EMI and approximately 55.96% of the voting rights in EMI, will beneficially own approximately 47.58% of the outstanding ordinary shares of EMI and approximately 48.19% of the voting rights in EMI immediately following the merger. Elscint, which currently owns approximately 2.39% of the outstanding ordinary shares of EMI and approximately 0.95% of the voting rights in EMI, will own approximately 2.06% of the outstanding ordinary shares of EMI and approximately 0.82% of the voting rights in EMI immediately following the merger. The percentages were calculated excluding options to purchase 26,500 EMI ordinary shares to be assumed by EMI upon completion of the merger.
Interests of Officers, Directors and Affiliates of EMI in the Merger (See Page 54)
      In considering the EMI board of directors’ recommendation that you vote in favor of the merger and the merger agreement, you should be aware that some of the officers and directors of EMI have interests in the merger that are different from, or in addition to, those of EMI shareholders generally. As a result, EMI’s directors, officers and affiliates may be more likely to vote to approve the merger and the merger agreement than EMI’s shareholders generally.
Interests of Officers, Directors and Affiliates of Elscint in the Merger (See Page 54)
      In considering the Elscint board of directors’ recommendation that you vote in favor of the merger agreement and the merger, you should be aware that some of Elscint’s officers and directors have interests in the merger that are different from, or in addition to, those of Elscint shareholders generally. As a result, Elscint’s directors, officers and affiliates may be more likely to vote to approve the merger and the merger agreement than Elscint shareholders generally.
Required Approvals (See Page 68)
      Since the merger is governed by sections 350 and 351 of the Companies Law, EMI and Elscint are required to apply to the Israeli Tel Aviv-Jaffa District Court for approval to hold their special meetings relating to the merger. On August 23, 2005, EMI and Elscint applied to the Israeli Tel Aviv-Jaffa District Court for the issuance of an order to convene the special meetings of the EMI and Elscint shareholders. The court issued such order on August 25, 2005. Following approval of the merger by EMI’s and Elscint’s shareholders and the satisfaction (or waiver) of the other conditions to the merger, EMI and Elscint must apply to such court to approve the merger itself.
      In addition, the consummation of the merger is also subject to the satisfaction of other approvals, see the section entitled “Conditions to the Merger” above.
      As of the date of this document, EMI and Elscint have not yet received all required approvals. While we do not know of any reason why we would not be able to obtain the necessary approvals in a timely manner, we cannot be certain when or if we will receive them.

Accounting Treatment (See Page 56)
      The merger will be treated as a “purchase” for accounting purposes, which means that the purchase price (calculated based on EMI’s number of shares issued in consideration for Elscint’s minority shares and on EMI’s average share market price close to the date of the announcement of the exchange ratio of the merger) will be allocated by EMI to Elscint’s assets and liabilities based on the fair value of the assets acquired and the liabilities assumed. Any excess of the fair value of Elscint’s net identified assets acquired over the purchase price, at acquisition or “Negative Initial Difference,” will be set off in the consolidated financial statements of EMI, first against any intangible asset of Elscint, with the balance set off against non-monetary tangible assets pro rata to their fair value.
Material Tax Considerations (See Page 57)
      Israeli Tax Considerations (See Page 57). In general, under the Israeli Income Tax Ordinance [New Version] of 1961 (the “Ordinance”), the exchange of Elscint ordinary shares for EMI ordinary shares is deemed to be a sale of shares. However, the Ordinance provides that the sale of shares of a listed Israeli resident company by a non-Israeli resident will be exempt for Israeli tax purposes, provided that such shareholder did not hold these shares prior to their listing on the stock exchange. The sale of shares by a non-Israeli resident might also be exempt from tax for Israeli tax purposes under an applicable tax treaty.
      EMI and Elscint have jointly approached the Israeli tax authorities to receive a pre-ruling that the merger, as structured, would be treated as a tax-free transaction for Israeli tax purposes under section 104(c) combined with section 103(k) of the Ordinance (or alternatively solely by section 103(k) of the Ordinance). Nevertheless, any cash, received in lieu of fractional share interests in EMI ordinary shares will not be exempt as such for Israeli tax purposes and may be subject to tax according to the Ordinance provisions. Pursuant to sections 103(k) and 104(c) of the Ordinance which govern the merger (or alternatively solely by section 103(k) of the Ordinance), EMI, Elscint and their controlling shareholders are subject to certain conditions. As part of the final pre-ruling to be issued by the Israeli tax authorities, additional conditions and/or restrictions may be imposed on EMI, Elscint and their controlling shareholders by the Israeli tax authorities. EMI expects that it, Elscint and their controlling shareholder will be prepared to comply with such conditions and restrictions. Nevertheless, in the event the Israeli tax authority imposes conditions and/or restrictions that are unacceptable to either EMI or Elscint or if they are not able to obtain the consent of EMI’s controlling shareholder to such conditions or restrictions, then EMI and Elscint will decline the receipt of such pre-ruling and the merger agreement will be terminated.
      United States Tax Considerations (See Page 58). EMI and Elscint have received opinions that the merger of Elscint and EMI by way of exchange of shares will qualify as a reorganization for U.S. federal income tax purposes, provided that the merger is completed under the current terms of the merger agreement.
      Provided that the merger qualifies as a reorganization, the receipt by U.S. shareholders of Elscint of EMI ordinary shares in the merger will be tax-free for U.S. federal income tax purposes, except for taxes resulting from the receipt of cash, if any, in lieu of fractional shares. Notwithstanding the foregoing, if Elscint has been in a prior taxable year in which a U.S. shareholder owned his or her Elscint ordinary shares or will be in the taxable year in which the merger occurs a passive foreign investment company (“PFIC”), and in the taxable year in which the merger occurs EMI will not be a PFIC, Elscint shareholders may be required to recognize any gain realized in the merger.
      Elscint believes it has not been a PFIC for any prior taxable year and that it will not be a PFIC for the current taxable year, except that it may have been a PFIC in 1999 and 2000, as a result of the sale of its former business at the end of 1998. The tests for determining PFIC status are fact-intensive and subject to legal interpretation for which definitive authority is lacking. Although Elscint believes that there are reasonable interpretations of the PFIC rules under which it would not be classified as a PFIC in 1999 and 2000, there can be no assurance that such view would prevail.

      This summary does not discuss all aspects of U.S. or Israeli tax consequences that may apply in connection with the merger. Holders of Elscint ordinary shares should consult their own tax advisors as to the tax consequences of the merger applicable to them. In addition, please note that other tax consequences may arise under any other applicable law in any other country.
Objection and Appraisal Rights (See Page 65)
      Under Israeli law, which governs the merger, you are not entitled to formal appraisal rights. However, since the merger will be effected pursuant to sections 350 and 351 of the Israeli Companies Law, it is subject to approval of an Israeli District Court and the District Court (in our case, the Tel Aviv-Jaffa District Court) may provide you a remedy if you object to the merger within the timeframe and in the manner prescribed by the Israeli Companies Law, the regulations promulgated thereunder and the District Court.
      Pursuant to regulations promulgated under the Israeli Companies Law, unless the District Court determines otherwise, you may raise your objections to the merger by filing an application with the Court no later than 10 days following the filing by EMI and Elscint of the second motion with the District Court, which is expected to occur promptly following the approval of the merger by EMI’s and Elscint’s shareholders at the special meetings to be convened on October 27, 2005 and fulfillment of all of the conditions precedent set forth in the merger agreement.
      The application would typically be filed as a written application supported by an affidavit.
      You should be aware that neither the Israeli Companies Law nor the regulations promulgated under that law specify the remedies available to you in connection with the merger.
Comparative Per Share Market Price Information
      EMI ordinary shares trade on NASDAQ under the symbol “EMITF” and on the TASE. Elscint ordinary shares trade on the NYSE under the symbol “ELT.”
      Set forth below are the closing prices for EMI and Elscint ordinary shares, on NASDAQ and the NYSE, respectively, and the equivalent price of Elscint ordinary shares, on (1) June 7, 2005, the trading day in the United States immediately preceding the first public announcement in connection with the proposed merger, (2) August 19, 2005, the trading day in the United States immediately preceding the public announcement of the exchange ratio and the signing of the definitive merger agreement, and (3) September 26, 2005, the most recent practicable trading day preceding the mailing of this joint proxy statement/ prospectus. The equivalent price per Elscint ordinary share as of a given date equals the closing price on such date per EMI ordinary share multiplied by 0.53, the exchange ratio.

	EMI	Elscint
	Ordinary	Ordinary	Elscint
	Shares	Shares	Equivalent

June 7, 2005	$19.37	$6.74	$10.27
August 19, 2005	19.32	8.77	10.24
September 26, 2005	16.31	8.45	8.64

      Set forth below are the closing prices, in NIS, for EMI ordinary shares, on the TASE, and the equivalent price of Elscint ordinary shares, on (1) June 8, 2005, the trading day in Israel immediately preceding the first public announcement in connection with the proposed merger, (2) August 21, 2005, the trading day in Israel immediately preceding the public announcement of the exchange ratio and the signing of the definitive merger agreement, and (3) September 26, 2005, the most recent practicable trading day preceding the mailing of this joint proxy statement/ prospectus. The equivalent price per Elscint ordinary share as of a given date equals the closing price on such date per EMI ordinary share multiplied by 0.53, the exchange ratio.

	Closing Price
	(TASE) (NIS)

	EMI
	Ordinary	Elscint
	Shares	Equivalent

June 8, 2005	85.07	45.08
August 21, 2005	86.12	45.64
September 26, 2005	75.46	39.99
      While the number of EMI ordinary shares each Elscint shareholder will receive in the merger is fixed, the market value of these EMI ordinary shares may fluctuate. Shareholders are encouraged to obtain current market quotations for EMI ordinary shares and Elscint ordinary shares. No assurance can be given as to the future prices or markets for EMI ordinary shares and Elscint ordinary shares.
Listing of EMI Ordinary Shares
      We expect that the EMI ordinary shares to be issued in connection with the merger will be listed on NASDAQ, subject to official notice of issuance, and on the TASE, subject to the receipt of the TASE approval for such listing.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF EMI AND ELSCINT
      The following selected financial data for EMI and Elscint should be read in conjunction with the historical financial statements and related notes contained in the Annual Reports on Form 20-F that each company has filed with the Securities and Exchange Commission. See and “Where You Can Find More Information” on page 83.
      The consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004, and the selected balance sheet data as of December 31, 2003 and 2004, have been derived from our audited consolidated financial statements incorporated by reference to this joint proxy statement/ prospectus. The consolidated financial statements were prepared in accordance with Israeli GAAP, and were audited by Brightman Almagor & Co., an independent registered public accounting firm in Israel, and a Member Firm of Deloitte Touche Tohmatsu, except for certain subsidiaries and an associate which were audited by other auditors. The consolidated statements of operations data for the years ended December 21, 2000 and 2001, and the selected balance sheet data as of December 31, 2000, 2001 and 2002, have been derived from our audited consolidated financial statements not included in this joint proxy statement/ prospectus and have also been prepared in accordance with Israeli GAAP.
      The selected financial data for the year ended December 31, 2000, 2001, 2002 and 2003 are stated in values adjusted for the change in the general purchasing power of the Israeli currency (NIS adjusted to the Israeli Consumer Price Index as of December 2003). The 2004 selected consolidated financial information are presented in reported value (as this term is defined in Note 2A(1) to the financial statements included in Item 18 in EMI’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on June 30, 2005 and incorporated into this joint proxy statement/ prospectus). The 2004 information is presented in NIS as well as a convenience translation to U.S. dollars.
      For the reader’s convenience only, some financial information has been translated from NIS to the U.S. dollar, using the representative exchange rate as published by the Bank of Israel at December 31, 2004 (U.S. $1.00 = NIS 4.308). The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for wire transfers in NIS. Therefore, all information about exchange rates is based on the Bank of Israel rates.
      The historical results presented below are not necessarily indicative of future results.

EMI-SELECTED HISTORICAL FINANCIAL INFORMATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,

	2000(1)	2001(2)	2002(2)	2003(2)	2004(2)	2004

					Reported	Convenience
					NIS	translation
	Adjusted NIS					U.S. $
	(In thousands, except per share amounts)
REVENUES
Commercial-centers operations	27,586	132,212	279,776	347,056	311,893	72,398
Hotel operations and management	106,051	139,226	206,679	189,205	218,365	50,688
Sale of medical systems	—	—	—	—	44,049	10,225
Lease of assets	—	—	—	13,495	13,238	3,073
Long-term projects	19,984	10,030	1,509	—	—	—
	153,621	281,468	487,964	549,756	587,545	136,384
COST OF REVENUES
Commercial-centers operations	12,673	66,646	150,005	192,916	199,780	46,374
Hotel operations and management	91,296	126,228	193,686	177,690	201,094	46,679
Sale of medical systems	—	—	—	—	9,834	2,283
Lease of assets	—	—	—	3,510	3,175	737
Long-term projects	17,901	7,311	1,392	—	—	—
	121,870	200,185	345,083	374,116	413,883	96,073
GROSS INCOME	31,751	81,283	142,881	175,640	173,662	40,311
Project initiation expenses	2,766	5,856	16,630	8,839	2,371	550
Research and development expenses, net	26,065	24,198	28,454	43,719	38,158	8,857
Marketing and selling expenses	2,214	8,309	28,052	30,969	43,075	9,999
General and administrative expenses	53,988	62,260	88,020	87,035	92,536	21,480
	85,034	100,623	161,156	170,562	176,140	40,886
OPERATING PROFIT (LOSS) BEFORE FINANCIAL EXPENSES, NET	(53,283)	(19,340)	(18,275)	5,078	(2,478)	(575)
Financial income (expenses), net	32,563	101,559	(5,440)	(211,821)	(53,569)	(12,435)
OPERATING PROFIT (LOSS) AFTER FINANCIAL INCOME (EXPENSES), NET	(20,720)	82,219	(23,715)	(206,743)	(56,047)	(13,010)
Other income (expenses), net	(15,599)	34,076	9,504	34,652	96,908	22,495
PROFIT (LOSS) BEFORE INCOME TAXES	(36,319)	116,295	(14,211)	(172,091)	40,861	9,485
Income taxes (tax benefits)	18,550	13,596	21,711	(20,217)	15,804	3,669
PROFIT (LOSS) AFTER INCOME TAXES	(54,869)	102,699	(35,922)	(151,874)	25,057	5,816
Share in results of associated companies, net	(3,240)	(9,712)	(2,906)	(20,951)	(15,968)	(3,707)
Minority-interest in results of subsidiaries, net	14,875	(5,915)	24,490	48,671	27,448	6,372
INCOME (LOSS) FROM CONTINUING OPERATIONS	(43,234)	87,072	(14,338)	(124,154)	36,537	8,481
Profit from discontinued operations, net	27,806	18,759	54,752	12,073	6,810	1,581
NET INCOME (LOSS)	(15,428)	105,831	40,414	(112,081)	43,347	10,062
EARNINGS (LOSS) PER SHARE — (IN NIS)
Basic EPS:
From continuing operations	(1.95)	3.92	(0.64)	(5.56)	1.59	0.37
From discontinued operations	1.25	0.84	2.45	0.54	0.30	0.07
Basic earnings (loss) per share	(0.70)	4.76	1.81	(5.02)	1.89	0.44
Diluted EPS		4.00	1.71	(5.02)	1.84	0.43
Book value per share	34.47	41.25	47.52	42.69	34.92	8.11
Cash dividends declared(*)	—	—	—	—	—	—

(1)	Audited by Brightman Almagor and Somech Chaikin — a firm of certified public accountants in Israel and a member of KPMG International, who were joint auditing accountants with Brightman Almagor during these years.

(2)	Audited by Brightman Almagor.

(*)	On March 17, 2005, EMI paid approximately $37 million ($1.689 per share) as a dividend to its holders of record on March 2, 2005.

INCOME STATEMENT DATA
AS PER U.S. GAAP(*):
DATA IN NIS AS AT DECEMBER 31, 2004

				Convenience
	For the Year Ended December 31,			Translation
				December 31,
	2002	2003	2004	2004

	Adjusted	Adjusted	Reported	U.S.$
	NIS	NIS	NIS
NET INCOME (LOSS) AND COMPREHENSIVE INCOME:
Net (loss) according to U.S. GAAP (in thousands)	(27,745)	(19,251)	(92,446)	(21,459)
Total comprehensive income (loss) (in thousands) according to U.S. GAAP	143,362	35,545	(149,915)	(34,799)
Basic (loss) per ordinary share as per U.S. GAAP	(1.24)	(0.86)	(4.02)	(0.93)
Diluted loss per ordinary share as per U.S. GAAP	(1.35)	(0.86)	(4.02)	(0.93)
Weighted average of number of shares and share equivalents under U.S. GAAP (thousands)	22,337	22,337	23,025	23,025

(*)	For further information as to the differences between Israeli and U.S. GAAP, as applicable to EMI’s financial statements, see Note 24 to the financial statements included in EMI’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005 and incorporated into this joint proxy statement/ prospectus.
SELECTED BALANCE SHEET DATA
(Including as per U.S. GAAP)

						Convenience
	As at December 31,					Translation
						December 31,
	2000	2001	2002	2003	2004	2004

					Reported	U.S.$
	Adjusted NIS				NIS
	(In Thousands)
Current Assets	853,911	1,132,194	1,006,237	577,687	736,339	170,924
Long term investments and receivables	570,778	477,052	453,839	218,407	185,393	43,034
Hotels, commercial centers and other fixed assets	1,845,990	2,858,129	4,090,936	4,629,675	3,527,988	818,938
Other assets and deferred expenses	39,717	60,596	73,024	85,798	55,859	12,966
Assets related to discontinued operations	304,155	199,360	111,984	16,228	14,700	3,412
Total Assets	3,614,551	4,727,331	5,736,020	5,527,795	4,520,279	1,049,274
Current Liabilities	1,019,706	1,612,532	1,901,506	1,178,415	794,741	184,479
Long-term liabilities	1,098,936	1,446,923	2,176,301	2,841,326	2,418,897	561,489
Liabilities related to discontinued operations	266,565	253,854	110,007	82,802	71,986	16,710
Minority interest	467,950	497,257	486,670	471,606	430,687	99,974
Shareholders’ equity	761,394	916,765	1,061,536	953,646	803,968	186,622
Total Liabilities	3,614,551	4,727,331	5,736,020	5,527,795	4,520,279	1,049,274
Total assets according to U.S. GAAP	3,634,470	4,772,914	6,007,937	5,917,917	4,676,008	1,085,424
Total liabilities according to U.S. GAAP	2,874,793	3,955,945	5,040,903	4,891,985	3,905,673	906,608
Total shareholders equity according to U.S. GAAP	759,677	816,969	967,034	1,025,932	770,335	178,816

ELSCINT-SELECTED HISTORICAL FINANCIAL INFORMATION

						Convenience
	Year Ended December 31,					Translation
						December 31,
	2000	2001	2002	2003	2004	2004

					Reported NIS	U.S. $
	Adjusted NIS
	(In thousands, except per share amounts)
Revenues
Hotel operations and management	106,051	139,223	206,679	189,205	218,365	50,688
Commercial center operations	—	—	—	20,106	55,263	12,828
Asset leasing	—	—	—	13,495	13,238	3,073
Long-term contracts	19,983	10,028	1,509	—	—	—

	126,034	149,251	208,188	222,806	286,866	66,589

Cost of revenues
Hotel operations and management	68,606	95,851	133,207	128,301	137,622	31,946
Commercial center operations	—	—	—	21,975	59,885	13,901
Asset leasing	—	—	—	3,510	3,175	737
Long-term contracts	17,900	7,311	1,392	—	—	—

	86,506	103,162	134,599	153,786	200,682	46,584

Gross profit	39,528	46,089	73,589	69,020	86,184	20,005
Hotel depreciation, amortization and operating expenses	22,688	31,550	61,503	50,432	64,513	14,975
Initiation expenses	1,813	3,960	1,773	4,303	1,611	374
Selling and marketing expenses	—	—	—	8,948	14,046	3,260
General and administrative expenses	23,262	25,790	31,574	29,355	27,608	6,409

	47,763	61,300	94,850	93,038	107,778	25,018

Operating loss before finance income (expenses), net	(8,235)	(15,211)	(21,261)	(24,018)	(21,594)	(5,013)
Finance income (expenses), net	(20,211)	65,093	12,805	(41,262)	(34,805)	(8,079)

Operating loss after finance income (expenses), net	(28,446)	49,882	(8,456)	(65,280)	(56,399)	(13,092)
Other expenses, net	2,617	(13,114)	(21,502)	(16,176)	(9,361)	(2,173)

Loss before income taxes	(25,829)	36,768	(29,958)	(81,456)	(65,760)	(15,265)
Tax benefits	4,634	5,383	(5,221)	(8,384)	(647)	(151)

Loss after income taxes	(30,463)	31,385	(24,737)	(73,072)	(65,113)	(15,114)
Share in loss of an associated company	(3,240)	(9,712)	(2,847)	(7,019)	(6,611)	(1,535)
Minority interest in loss (profit) of a subsidiary	—	1,288	879	746	(724)	(168)

Loss from continuing operations	(33,703)	22,961	(26,705)	(79,345)	(72,448)	(16,817)
Net profit from discontinuing operation	76,471	33,935	88,983	12,972	11,067	2,569

Net profit (loss)	42,768	56,896	62,278	(66,373)	(61,381)	(14,248)

Basic earnings (loss) per ordinary share (NIS 0.05 par value) from:
Continuing operations	(2.02)	1.37	(1.60)	(4.75)	(4.37)	(1.01)
Discontinuing operation	4.58	2.03	5.33	0.78	0.67	0.16

	2.56	3.40	3.73	(3.97)	(3.70)	(0.85)

Weighted average number of ordinary shares (NIS 0.05 par value) used in the computation of basic earnings (loss) per share	16,690,643	16,690,643	16,690,643	16,690,643	16,597,181	16,597,181

Diluted earnings (loss) per ordinary share (NIS 0.05 par value) from:
Continuing operations	(*)	(*)	(1.66)	(*)	(*)	(*)
Discontinuing operation	(*)	(*)	5.10	(*)	(*)	(*)

			3.44

Weighted average number of ordinary shares (NIS 0.05 par value) used in the computation of diluted earnings per share			17,424,643

Book value per share	55.04	59.39	60.05	56.69	53.19	12.34
Cash dividends declared	—	—	1.10(** )	—	—	—

(*)	anti dilutive.

(**)	On October 10, 2002, Elscint paid approximately $19.3 million ($1.10 per share) as a dividend to its holders of record on September 30, 2002.

Income statement data as per U.S. GAAP(*):

						Convenience
	Year Ended December 31,					Translation
						December 31,
	2000	2001	2002	2003	2004	2004

	Adjusted NIS				Reported NIS	U.S. $
	(In thousands, except per share data)
a) Net income and comprehensive income:
Loss from continuing operations	(26,221)	(8,969)	(19,340)	(30,334)	(63,960)	(14,847)
Net profit from discontinuing operation	76,471	33,935	51,834	50,121	11,067	2,569

Net profit (loss)	50,250	24,966	32,494	19,787	(52,893)	(12,278)

Total comprehensive income (loss)	41,900	42,362	76,656	40,156	(35,529)	(8,247)

b) Earnings per ordinary share (NIS 0.05 par value)
Basic and diluted earnings (loss) per ordinary share:
Continuing operations	(1.57)	(0.54)	(1.16)	(1.81)	(3.85)	(0.89)
Discontinuing operation	4.58	2.03	3.10	2.98	0.67	0.15

	3.01	1.49	1.94	1.18	3.18	0.74

Weighted average number of shares (NIS 0.05 per value) used in the computation of basic and diluted earning (loss) per share (thousands)	16,689	16,691	16,691	16,691	16,597	16,597

(*)	For further information as to the main differences between Israeli and U.S. GAAP, as applicable to Elscint’s financial statements, see Note 24 to the financial statements included in Elscint’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as amended, filed with the Securities and Exchange Commission on July 14, 2005 and incorporated into this joint proxy statement/ prospectus.
Selected balance sheet data as per Israeli GAAP:

						Convenience
	As at December 31,					Translation
						December 31,
	2000	2001	2002	2003	2004	2004

	Adjusted NIS				Reported NIS	U.S. $
	(In thousands)
Current assets	490,126	478,961	288,779	313,747	256,854	59,623
Deposits, loans, long-term receivable and investments	538,301	380,204	377,733	104,131	81,428	18,902
Fixed assets	911,132	1,334,237	1,606,786	2,003,427	2,185,325	507,271
Assets related to discontinuing operation	304,155	186,930	111,983	16,228	14,700	3,412
Total assets	2,248,093	2,392,033	2,397,284	2,448,449	2,550,956	592,144
Short-term credits	369,063	438,513	522,242	407,599	135,429	31,436
Long-term liabilities	598,544	608,303	627,268	850,470	1,325,803	307,754
Liabilities related to discontinuing operation	266,744	250,623	108,469	82,217	71,410	16,576
Shareholders’ equity	918,577	991,287	1,002,154	946,198	882,880	204,940

Selected balance sheet data as per U.S. GAAP(*):

						Convenience
	As at December 31,					Translation
						December 31,
	2000	2001	2002	2003	2004	2004

	(Adjusted NIS)				Reported NIS	U.S. $
	(In Thousands)
Current assets	490,126	478,961	288,779	313,747	256,854	59,623
Deposits, loans, long-term receivable and investments	496,995	335,720	327,849	61,207	53,662	12,456
Fixed assets	925,431	1,327,588	1,620,657	2,071,334	2,295,918	532,943
Assets related to discontinuing operation	304,155	186,930	153,413	16,228	14,700	3,412
Total assets	2,219,520	2,363,510	2,431,655	2,506,973	2,672,673	620,389
Short-term credits	369,063	438,513	522,242	407,599	135,429	31,436
Long-term liabilities	600,155	652,246	676,531	902,302	1,411,817	327,720
Liabilities related to discontinuing operation	266,744	250,623	187,048	82,217	71,410	16,576
Shareholders’ equity	882,508	923,867	914,369	946,198	921,675	213,945

(*)	For further information as to the main differences between Israeli and U.S. GAAP, as applicable to Elscint’s financial statements, see Note 24 to the financial statements included in Elscint’s Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on July 14, 2005 and incorporated into this joint proxy statement/ prospectus.

SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED
FINANCIAL INFORMATION OF EMI AND ELSCINT
(In thousands, except per share amounts)
      The following selected unaudited pro forma financial information has been prepared to give effect to the merger, which constitutes a transaction between EMI and the minority shareholders of Elscint,based on the “purchase method of accounting” and on pro forma assumptions and estimates that EMI believes are reasonable and that are set forth below. The “purchase method of accounting” means that the purchase price (calculated based on EMI’s number of shares issued in consideration for Elscint’s minority shares and on EMI’s average share market price close to the date of the announcement of the exchange ratio of the merger) will be allocated by EMI to Elscint’s assets and liabilities based on the fair value of the assets acquired and the liabilities assumed. Any excess of the fair value of Elscint’s net identified assets acquired over the purchase price at acquisition, or “Negative Initial Difference,” will be set off in the consolidated financial statements of EMI, first against any intangible asset of Elscint, with the balance set off against non-monetary tangible assets pro rata to their fair value. This selected unaudited pro forma combined condensed financial information has been prepared based on, and should be read in conjunction with, the historical consolidated financial statements and the accompanying notes thereto, contained in each of EMI’s and Elscint’s Annual Report on Form 20-F for the year ended December 31, 2004 which are incorporated herein by reference. See also the “Selected Unaudited Pro Forma Combined Condensed Financial Information”.
      The following selected unaudited pro forma combined condensed balance sheet information as of December 31, 2004 gives effect to the merger, as if it had occurred on that date (that means, based on Elscint’s shareholders equity as of that date). The following selected unaudited pro forma combined condensed statement of operations information and per share information for the year ended December 31, 2004 give effect to the merger as if it had occurred on January 1, 2004.
      The pro forma data are presented for illustrative purposes only. You should not rely on this information as being indicative of the combined operating results or combined financial position that would have occurred had the merger been consummated at the dates indicated in the preceding paragraph, nor are they necessarily indicative of future operating results, future financial position or future shareholders’ equity.

	Selected Consolidated Balance Sheet Information
	In Accordance with

	Israeli GAAP (unaudited)		U.S. GAAP (unaudited)

	December 31, 2004		December 31, 2004

	Pro Forma	Convenience	Pro Forma	Convenience
	Combined	Translation(*)	Combined	Translation(*)

	NIS	U.S.$	NIS	U.S.$
	(In Thousands)

Fixed Assets	3,418,202	793,455	3,232,239	750,288

Other Assets and Deferred Expenses	54,584	12,670	—	—

Total Assets	4,409,218	1,023,495	4,539,135	1,053,652

Payables and Other Credit Balances	187,923	43,622	187,923	43,622

Long Term Liabilities — Deferred Taxes on Income	35,279	8,189	143,930	33,410

Minority Interest	32,453	7,533	29,425	6,830

Shareholders’ Equity	1,082,907	251,371	1,049,274	243,564

(*) Using the representative exchange rate as of December 31, 2004 ($1.00 = NIS 4.308).

	Selected Consolidated Statement of Operations Information
	In Accordance with

	Israeli GAAP (unaudited)		U.S. GAAP (unaudited)

	Year Ended		Year Ended
	December 31, 2004		December 31, 2004

	Pro Forma	Convenience	Pro Forma	Convenience
	Combined	Translation(*)	Combined	Translation(*)

	NIS	U.S.$	NIS	U.S.$
	(In Thousands)

Cost of revenues	410,995	95,403	358,575	83,235

Operating profit (loss) before financial expenses, net	410	95	(114,745)	(26,635)

Minority interest in results of subsidiaries, net	(724)	(168)	(724)	(168)

Profit from continuing operations	11,253	2,612	(209,480)	(48,626)

(*) Using the representative exchange rate as of December 31, 2004 ($1.00 = NIS 4.308).

	Per Share Data in Accordance with

	Israeli GAAP (unaudited)				U.S. GAAP (unaudited)

	Year Ended				Year Ended
	December 31,		Convenience		December 31,		Convenience
	2004		Translation(*)		2004		Translation (*)

	NIS		U.S.$		NIS		U.S.$
EMI — Historical per ordinary share
Basic net income (loss) from continuing operations per share	1.59		0.37		(8.07)		(1.87)
Diluted net income (loss) from continuing operations per share	1.56		0.36		(**	)	(**	)
Book value per share	34.91		8.10		33.46		7.77
Elscint — Historical per ordinary share
Basic loss from continuing operations per share	(4.37)		(1.01)		(3.85)		(0.89)
Diluted net income (loss) from continuing operations per share	(**	)	(**	)	(**	)	(**	)
Book value per share	53.19		12.34		55.53		12.89
Unaudited Pro Forma Combined Data
Basic net income (loss) from continuing operations per share	0.46		0.11		(8.02)		(1.86)
Diluted net income (loss) from continuing operations per share	(**	)	(**	)	(**	)	(**	)
Book value per share	40.82		9.47		40.17		9.32

  (*) Using the representative exchange rate as of December 31, 2004 ($1.00 = NIS 4.308).
(**) Anti-dilutive.

Exchange Rates
      The exchange rate for NIS to U.S. dollars on August 31, 2005, as reported by the Bank of Israel, was $1.00 equals NIS 4.545. The following table sets forth the high, low and average exchange rates of one U.S. dollar to NIS, as reported by the Bank of Israel, for each period presented:

	High		Low		Average

Year ended December 31,
2000	NIS	4.198	NIS	3.967	NIS	4.078
2001		4.416		4.067		4.203
2002		4.494		4.437		4.738
2003		4.924		4.283		4.544
2004		4.634		4.308		4.478
Month
February 2005	NIS	4.392	NIS	4.357	NIS	4.374
March 2005		4.379		4.299		4.339
April 2005		4.395		4.360		4.377
May 2005		4.416		4.348		4.382
June 2005		4.574		4.440		4.448
July 2005		4.610		4.525		4.560
August 2005		4.559		4.475		4.509

RISK FACTORS
      In addition to the other information included or incorporated by reference in this joint proxy statement/ prospectus, the following risk factors should be considered carefully by Elscint shareholders and EMI shareholders in determining whether to vote to approve the merger and the merger agreement and by EMI shareholders in determining whether to vote to approve the share purchase agreement.
Risks Relating to the Merger

Elscint shareholders, other than EMI and Elscint, will receive 0.53 EMI ordinary shares for each share of Elscint they own regardless of changes in the market price of EMI ordinary shares or Elscint ordinary shares.
      Upon completion of the merger, Elscint shareholders, other than EMI and Elscint, will receive 0.53 ordinary shares of EMI for each ordinary share of Elscint that they own. This ratio is a fixed number and will not be adjusted in the event of any increase or decrease in the price of either Elscint ordinary shares or EMI ordinary shares.
      The prices of Elscint ordinary shares and EMI ordinary shares when the merger takes place may vary from their prices at the date of this joint proxy statement/ prospectus and at the dates of the special meeting of shareholders of each of EMI and Elscint. These variations may occur for a number of reasons, including but not limited to the following:

•	the business, operations or prospects of EMI or Elscint may change;

•	market assessments of the likelihood that EMI and Elscint will complete the merger and the timing of the completion;

•	the prospects of EMI and Elscint following the merger;

•	regulatory considerations; and

•	general market, political and economic conditions.
      If EMI and Elscint complete the merger, it will be on a date after the special meetings of each of EMI and Elscint. As a result, the prices of the EMI and Elscint ordinary shares may be different on the date the merger is completed than on the date these meetings were held. There can be no assurance that following consummation of the merger, the EMI ordinary shares will not trade below their historical trading price range or the price of the EMI ordinary shares at the time of consummation of the merger.
      We encourage you to obtain current market quotations for EMI ordinary shares and Elscint ordinary shares.

The merger may not result in the benefits that EMI and Elscint currently anticipate.
      Achieving the expected benefits of the merger depends, among other things, on the timely, efficient and successful integration of the operations and personnel of EMI and Elscint. In addition, EMI and Elscint expect that the integration will require substantial attention from EMI’s and Elscint’s management teams, which may result in the diversion of limited management resources from regular business concerns to integration considerations. The integration process also may result in the need to invest unanticipated additional cash resources, which may divert funds that EMI expects to use for pursuing new opportunities and other purposes. If EMI is unable effectively to integrate the businesses of EMI and Elscint, the benefits of the merger will not be realized and, as a result, EMI’s operating results may be adversely affected and its share price may decline.

Shareholders of EMI will experience an immediate dilution of their relative holdings upon completion of the merger.
      The merger will cause an approximate 15.88% increase in the number of EMI ordinary shares outstanding following the merger (calculated excluding 2,842,400 ordinary shares held by EMI which have no voting or equity rights). After the merger, Elscint shareholders, other than EMI and Elscint, will own approximately 13.71% of EMI’s outstanding ordinary shares and approximately 13.88% of the voting rights in EMI. Accordingly, current shareholders of EMI will experience an immediate dilution in the aggregate of approximately 13.71% of their capital rights and approximately 13.88% of their voting power after the merger, which represents a 13.71% and a 13.88% decrease from their relative capital and voting power, respectively, prior to the merger. Europe-Israel and Mr. Mordechay Zisser, the indirect controlling shareholder of Europe-Israel, who beneficially own approximately 55.14% of the outstanding ordinary shares of EMI and approximately 55.96% of the voting rights in EMI, will beneficially own approximately 47.58% of the outstanding ordinary shares of EMI and approximately 48.19% of the voting power in EMI immediately following the merger. Elscint, which currently owns approximately 2.39% of the outstanding ordinary shares of EMI and approximately 0.95% of the voting rights in EMI, will own approximately 2.06% of the outstanding ordinary shares of EMI and approximately 0.82% of the voting rights in EMI immediately following the merger.
      The percentages were calculated excluding options to purchase 26,500 EMI ordinary shares to be assumed by EMI upon completion of the merger which would constitute all the securities convertible or exercisable into ordinary shares of EMI.

The merger is subject to the receipt of consents and approvals from various entities, which may impose conditions on, jeopardize or delay completion of the merger or reduce the anticipated benefits of the merger.
      Completion of the merger is conditioned upon filings with, and the receipt of required consents, orders, approvals or clearances from, various governmental agencies, including, among others, the receipt of tax rulings from the Israeli tax authorities for the merger, the receipt of approvals by certain financing institutions and the receipt of the final court order approving the merger. There is no assurance that these consents, orders, approvals and clearances will be obtained, and if they are obtained, they may impose conditions on the merger. These conditions may jeopardize or delay completion of the merger or reduce the anticipated benefits of the merger.

If Elscint is a passive foreign investment company, the merger may be a taxable transaction for U.S. Holders of Elscint ordinary shares.
      Even if the merger qualifies as a reorganization for U.S. federal income tax purposes, due to the application of special tax rules applicable to passive foreign investment companies (“PFICs”), U.S. holders of Elscint ordinary shares generally will be required to recognize and include in their taxable income for U.S. federal income tax purposes any gain realized as a result of the merger (even if the merger is otherwise a tax-free reorganization) if Elscint has been a PFIC in a prior taxable year in which the U.S. holder has owned Elscint ordinary shares or will be a PFIC for the taxable year in which the merger occurs, and EMI is not a PFIC. See “Material United States Federal Income Tax Considerations with Respect to the Merger and the Ownership of EMI Ordinary Shares — Consequences of the Merger — Special Rules Applicable to PFICs.” Elscint believes it has not been a PFIC for any prior taxable year and that it will not be a PFIC for the current taxable year, except that it may have been a PFIC in 1999 and 2000, as a result of the sale of its former business at the end of 1998. The tests for determining PFIC status are fact-intensive and subject to legal interpretation for which definitive authority is lacking. Although Elscint believes that there are reasonable interpretations of the PFIC rules under which it would not be classified as a PFIC in 1999 and 2000, there can be no assurance that such view would prevail. The tax liability resulting from any gain recognized pursuant to the application of such special tax rules, together with any interest due in connection with such tax liability, will be required to be paid even though the U.S. holder will receive no cash pursuant to the merger, other than cash in lieu of fractional shares of EMI ordinary shares.

The ultimate tax consequences of the merger will not be known at the time of the shareholder vote.
      The ultimate U.S. federal income tax treatment of the merger for U.S. holders of Elscint ordinary shares is dependent in part on whether EMI or Elscint will be a PFIC for the year of the merger, neither of which will be known at the time Elscint shareholders will be voting on the merger. Therefore, U.S. holders of Elscint ordinary shares will be required to vote for or against the merger without definitive knowledge of the ultimate U.S. federal income tax treatment of the transaction for U.S. federal income tax purposes.
      In addition, certain tax consequences and/or restrictions applicable to EMI, Elscint and their controlling shareholders may not be known at the time of the convening of the special meeting of shareholders of EMI and Elscint relating to the merger, since at the time of the calling for such special meetings, the pre-ruling from the Israeli tax authorities with respect to the merger had not yet been received.

The violation of certain conditions determined by the Ordinance and/or the pre-ruling to be issued by the Israeli tax authorities may result in the merger not being treated as tax exempt by the Israeli tax authorities and the imposition of capital gains tax on the exchange of shares.
      If any requirement or condition of the merger under the Ordinance, the regulations promulgated thereunder and the pre-ruling to be issued by the Israeli tax authorities is breached and/or is not met, the merger will not be treated as tax exempt for Israeli tax purposes. In that event, the Israeli tax authorities may impose, in accordance with the Ordinance, Israeli capital gains tax on Elscint shareholders in respect of the exchange of the Elscint and EMI ordinary shares under the merger. Nevertheless, the Ordinance provides that the sale of shares of a listed Israeli resident company by a non-Israeli resident will be exempt, provided that such shareholder did not hold these shares prior to their listing on the stock exchange. The sale of shares by a non-Israeli resident might also be exempt from tax for Israeli tax purposes under an applicable tax treaty. In addition, EMI and Elscint have jointly approached the Israeli tax authorities to receive a pre-ruling that the merger, as structured, would be treated as a tax-free transaction for Israeli tax purposes under certain sections of the Ordinance. As part of the final pre-ruling to be issued by the Israeli tax authorities, EMI, Elscint and their controlling shareholder may be subject to certain restrictions and conditions. EMI expects that it, Elscint and their controlling shareholder will be prepared to comply with such conditions and restrictions. Nevertheless, in the event the Israeli tax authority imposes conditions and/or restrictions that are unacceptable to either EMI or Elscint or if they are not able to obtain the consent of EMI’s controlling shareholder to such conditions or restrictions, then EMI and Elscint will decline the receipt of such pre-ruling and the merger agreement will be terminated.
Risks Relating to EMI Following the Merger

The market prices of EMI ordinary shares have been and may continue to be volatile.
      The market price of EMI ordinary shares is subject to fluctuations. The following factors, among others, may significantly impact the market price of EMI ordinary shares:

•	a significant number of shareholders who receive EMI ordinary shares in the merger may sell those shares on the open market after the merger is completed;

•	factors that generally affect the market for stocks of companies engaged in the fields in which EMI operates;

•	political, economic or other developments affecting Israel and other countries;

•	economic and other external factors;

•	quarter-to-quarter fluctuations in EMI’s financial results; and

•	changes in financial estimates by securities analysts following the merger.

EMI and Elscint have significant capital needs and additional financing may not be available.
      The sectors in which EMI and Elscint compete are capital intensive. EMI and Elscint require substantial up-front expenditures for land acquisition, development and construction costs as well as certain investments in research and development. In EMI’s and Elscint’s businesses, following construction, capital expenditures are necessary to maintain the malls in good condition. As part of Elscint’s strategy, Elscint continuously explores possibilities to acquire, renovate and redevelop additional hotels and to develop new hotels. In addition, in order for Elscint’s hotels to remain competitive, they must be maintained and refurbished on an ongoing basis. Accordingly, EMI and Elscint both require substantial amounts of cash and construction financing from banks to run their businesses. EMI and Elscint cannot be certain that such external financing would be available on favorable terms or on a timely basis or at all. In addition, construction loan agreements generally permit the draw down of the loan funds against the achievement of pre-determined construction and space leasing milestones. If EMI and Elscint fail to achieve these milestones, the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule. If EMI and Elscint are not successful in obtaining financing to fund their planned projects and other expenditures, their ability to undertake additional development projects may be limited and their future profits and results of operations could be materially adversely affected. The inability of Elscint to obtain financing may affect its ability to acquire additional hotels, and it may experience delays in planned renovation or maintenance of its hotels which could have a material adverse affect on Elscint’s results of operations.

EMI’s and Elscint’s high leverage could adversely affect EMI’s and Elscint’s ability to operate their businesses.
      EMI and Elscint are highly leveraged and have significant debt service obligations. As of June 30, 2005, EMI, on a consolidated basis, had total debt to banks and other financial institutions in the amount of NIS 2.88 billion (approximately $630.0 million) and Elscint had total debt to banks and other financial institutions in the amount of NIS 1.49 billion (approximately $327.7 million). In addition, EMI, Elscint and their subsidiaries may incur additional debt from time to time to finance acquisitions or capital expenditures or for other purposes. EMI and Elscint will have substantial debt service obligations, consisting of required cash payments of principal and interest, for the foreseeable future.
      EMI’s and Elscint’s lenders require EMI and Elscint to maintain and comply with certain financial and operational covenants. EMI’s and Elscint’s ability to comply with these covenants may be affected by events beyond their control. A breach of any of the covenants in EMI’s and Elscint’s debt instruments or their inability to comply with the required covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on EMI and Elscint. In the event of any default under the loan agreements, the lenders thereunder could elect to declare all borrowings outstanding immediately due together with accrued and unpaid interest and other fees.
      As of June 30, 2005, Elscint was not in compliance with certain covenants of certain long-term credit agreements, in which Elscint’s share of the debt was NIS 406.9 million. The bank has informed Elscint in writing that it does not intend to demand repayment of loans in the amount of NIS 200.7 million prior to July 1, 2006 and of loans in the amount of NIS 206.2 million, prior to December 31, 2006. We cannot assure you that the banks will not call for immediate repayment of these debts, or that the banks will continue to extend the repayment schedule on these debts beyond July 2006 and January 2007, respectively. If Elscint fails to reach agreement with the banks in the future, this debt may become immediately repayable and we may be unable to make the necessary payments or obtain additional or replacement financing on favorable terms.
      As a result of EMI and Elscint’s substantial indebtedness:

•	EMI and Elscint could be more vulnerable to general adverse economic and industry conditions;

•	EMI and Elscint may find it more difficult to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•	EMI and Elscint will be required to dedicate a substantial portion of their cash flow from operations to the payment of principal and interest on our debt, reducing the available cash flow to fund other projects;

•	EMI and Elscint may have limited flexibility in planning for, or reacting to, changes in their businesses and in their industries; and

•	EMI and Elscint may have a competitive disadvantage relative to other companies in their business segments with less debt.

      EMI and Elscint cannot guarantee that they will be able to generate enough cash flow from operations or that they will be able to obtain enough capital to service their debt or fund their planned capital expenditures. In addition, EMI and Elscint may need to refinance some or all of their indebtedness on or before maturity. There is no guarantee that EMI and Elscint will be able to refinance their indebtedness on commercially reasonable terms or at all. EMI and Elscint have the ability under their debt instruments to incur substantial additional indebtedness and any additional indebtedness they incur could exacerbate the risks described above.

One of EMI’s shareholders beneficially owns a substantial amount of EMI ordinary shares and therefore, effectively controls EMI’s affairs.
      As of August 22, 2005, Europe-Israel beneficially owned an aggregate of approximately 54.34% of the voting rights in EMI and, therefore, has the ability, in effect, to elect the members of EMI’s board of directors. In addition, Mr. Mordechay Zisser, the Executive Chairman of the board of directors of EMI who is also the President and Chairman of the Board of Directors of Europe-Israel, EMI’s controlling shareholder, and of Control Centers Ltd., a privately held company, which is the parent company of Europe-Israel holds directly 1.60% of the issued and outstanding shares of EMI and approximately 1.62% of the voting rights in EMI. Following the merger with Elscint, Europe-Israel and Mr. Zisser are expected to beneficially own approximately 47.58% of EMI’s ordinary shares and approximately 48.19% of EMI voting rights and will, therefore, be able to continue to effectively control EMI’s business.

EMI and Elscint are subject to various risks related to EMI’s and Elscint’s operations in Eastern Europe, including economic and political instability, political and criminal corruption and the lack of experience and unpredictability of the civil justice system.
      Many of the Eastern European countries in which EMI or Elscint operate are countries that until the last decade were allied with the former Soviet Union under a communist economic system, and they are still subject to various risks. For example, Romania, which is still economically and politically unstable, suffers from rapid devaluation of the Romanian Lei (local currency) against the U.S. dollar, political and criminal corruption and lack of experience and unpredictability of the civil justice system. Romania also continues to suffer from high unemployment, low wages and low literacy rates. These risks could be harmful to EMI and Elscint and are very difficult to quantify or predict. Although many governments of the European countries have liberalized policies on international trade, foreign ownership and development, investment and currency repatriation to increase both international trade and investment, such policies might change unexpectedly. EMI and Elscint will be affected by the rules and regulations regarding foreign ownership of real and personal property. Such rules may change quickly and dramatically and thus may have an adverse impact on ownership and may result in a loss without recourse of EMI’s or Elscint’s property or assets. Domestic and international laws and regulations, whether existing today or in the future, could adversely affect EMI’s and Elscint’s ability to market and sell EMI’s or Elscint’s products and could impair EMI’s and Elscint’s profitability.

Security and economic conditions in Israel may affect EMI’s and its subsidiaries’ operations.
      EMI and many of its subsidiaries are incorporated under Israeli law and our principal offices are located in Israel. Political, economic and security conditions in Israel directly affect EMI’s operations. Since the establishment of the State of Israel in 1948, various armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. As of the date of this joint proxy statement/ prospectus, Israel has not entered into any peace agreement with Syria or Lebanon. Since 1993, several agreements have been signed between Israel and the Palestinians, but a final agreement has not been achieved. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, characterized by terrorist attacks on civilian targets, suicide bombings and military incursions into areas under the control of the Palestinian Authority. These developments have adversely affected the peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel’s relationship with several Arab countries. On June 6, 2004, the Government of Israel approved a disengagement plan, stating that it is Israel’s intention to relocate all Israeli settlements in the

Gaza Strip and four settlements in the West Bank by the end of 2005. In August 2005, Israel evacuated all Israeli settlements in the Gaza Strip and four settlements in the West Bank. The implications of this action cannot at this time be foreseen.
      In addition, some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business. In addition, we could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners, a significant increase in the rate of inflation, or a significant downturn in the economic or financial condition of Israel.

Many of EMI’s and Elscint’s directors, officers and employees are obligated to perform annual military reserve duty in Israel. EMI and Elscint cannot assess the potential impact of these obligations on their businesses.
      The directors, officers and employees of EMI and Elscint who are male adult citizens and permanent residents of Israel under the age of 40 are, unless exempt, obligated to perform annual military reserve duty and are subject to being called to active duty at any time under emergency circumstances. The deteriorating security situation in the Middle East has caused, and will continue to cause, a sharp increase in the army reserve obligations of those of our directors, officers and employees who are subject to such reserve duty obligations. Although EMI and Elscint have operated effectively under these requirements in the past, including during recent hostilities with the Palestinians and the war in Iraq, EMI and Elscint cannot assess the full impact of these requirements on their respective workforce or business if conditions should change, and EMI and Elscint cannot predict the effect of any increase or reduction of these requirements on them, respectively.

It may be difficult to enforce a U.S. judgment against EMI, Elscint and their officers and directors or to assert U.S. securities laws claims in Israel or serve process on EMI and substantially all of its officers and directors.
      All of EMI’s and Elscint’s executive officers and directors are non-residents of the United States, and the majority of EMI’s and Elscint’s assets and the assets of their executive officers and directors are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against any of those persons or to affect service of process upon our executive officers and directors in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.
      Israeli courts may enforce a non-appealable judgment from U.S. courts for liquidated damages in civil matters, obtained after due process before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which recognizes and enforces similar Israeli judgments, provided that:

(i) adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

(ii) such judgment and the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel;

(iii) such judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

(iv) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

(v) the judgment is no longer subject to a right of appeal.

      Foreign judgments enforced by Israeli courts generally will be payable in Israeli currency. The usual practice in Israel in an action to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in effect on the date thereof. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the rate of exchange of such foreign currency on the date of payment or in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency will ordinarily be linked to the Israeli Consumer Price Index plus interest at the annual rate (set by Israeli regulations) prevailing at such time. Judgment creditors must bear the risk of unfavorable exchange rates.

If EMI is characterized as a passive foreign investment company for U.S. federal income tax purposes, EMI’s U.S. shareholders may suffer adverse tax consequences.
      Generally, if for any taxable year 75% or more of EMI’s gross income is passive income, or at least 50% of EMI’s assets are held for the production of, or produce, passive income, EMI will be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. A determination that EMI is a PFIC could cause its U.S. shareholders to suffer adverse tax consequences, including having gains realized on the sale of EMI’s shares taxed at ordinary income rates, rather than the capital gains rate, and could have an adverse effect on the price and marketability of EMI’s shares. See “Certain Material United States Federal Income Tax Consequences With Respect to the Merger and Ownership of EMI Ordinary Shares — Ownership of EMI Ordinary Shares — Passive Foreign Investment Company Status”.

Pending litigation could harm EMI’s and Elscint’s businesses.
      Certain legal proceedings have been initiated against EMI and Elscint, including litigation in connection with the change of control of both companies in May 1999 and the acquisition of Elscint’s hotel businesses in September 1999, and motions to certify such claims as class actions pending. Neither EMI nor Elscint can estimate the results of these proceedings. A determination against EMI or Elscint in some or all of these proceedings may materially adversely affect EMI’s and Elscint’s operating results.
Risks Relating to EMI’s Commercial and Entertainment Malls Business

EMI is dependent on engaging third parties to enter into lease agreements, and on obtaining and retaining attractive, high customer traffic locations.
      EMI is dependent on its ability to engage third parties to enter into new leases and renew existing leases on favorable terms. EMI may find it more difficult to engage third parties to enter into leases during periods when market rents are increasing, or when general consumer activity is decreasing. If a significant portion of EMI’s existing leases were to expire during such a period, EMI may experience a decline in rental income. EMI seeks agreements in principle with anchor tenants (such as the operators of movie theaters, supermarkets, department stores, electrical appliances stores and video and gaming arcades), either generally or on a property-by property basis, prior to entering into a formal lease. The termination of a lease by any anchor tenant may adversely affect the relevant specific mall. The failure of an anchor tenant to abide by these agreements may cause delays, or result in a decline in rental income (temporary or long term), the effect of which EMI may not be able to offset due to difficulties in finding a suitable replacement tenant.

Suitable locations are critical to the success of a commercial and entertainment mall.
      The choice of suitable locations for the development of commercial and entertainment mall projects is an important factor in the success of the individual projects. Ideally, these sites should be located:

•	within the city center, with well-developed transportation infrastructures (road and rail) in close proximity to facilitate customer access; and

•	within local areas with sufficient population to support the malls. EMI cannot be certain that it will be able to find sites in the target cities which meet these criteria, either at all or at viable prices.

Competition is increasing rapidly in Eastern Europe.
      The retail and entertainment industry in Eastern Europe is rapidly becoming more competitive, with a number of developers (particularly from Germany and France) becoming active in EMI’s target areas. Developers compete not only for patrons, but also for desirable properties, financing, raw materials, qualified contractors, experienced system consultants, expert marketing agents and skilled labor. The public bidding process (the process through which EMI often acquires new properties) is subject to intense competition and some of EMI’s competitors have longer operating histories and greater resources than it does, all of which may limit EMI’s ability to obtain such projects. There can be no assurance that EMI will be successful in winning projects that EMI bids for or which are awarded pursuant to fixed price tenders or that EMI will otherwise continue to be successful in competing in Eastern Europe.

Delays in the completion of construction projects could affect EMI’s success.
      An important element in the success of EMI’s commercial and entertainment mall projects is the short construction time (generally 8 to 12 months from the receipt of building permits, depending on the size of the project), and EMI’s ability to open the malls ahead of competition, particularly in cities which do not have commercial and entertainment malls of the type constructed by EMI.
      This makes EMI subject to a number of risks relating to these activities, including:

•	delays in obtaining zoning and other approvals;

•	the unavailability of materials and labor;

•	the abilities of sub-contractors to complete work competently and on schedule;

•	the surface and subsurface condition of the land underlying the project;

•	environmental uncertainties;

•	extraordinary circumstances or acts of god; and

•	ordinary risks of construction that may hinder or delay the successful completion of a particular project.
      In addition, under EMI’s development contracts with local municipalities, EMI has deadlines for most of its projects (subject to limited exceptions). If construction of a project does not proceed in accordance with its schedule, EMI may in some instances be required to pay penalties to the vendor (usually local municipalities) based on the extent and time of the delay and in isolated instances to forfeit rights in the land. The failure to complete a particular project on schedule or on budget may have a material adverse effect on EMI’s business prospects, results of operations or financial condition.
Risks Relating to EMI’s Image Guided Treatment Business

InSightec is currently dependent on sales of the ExAblate 2000 for the treatment of uterine fibroids for virtually all of its revenue.
      The ExAblate 2000 is in an early stage of commercialization. InSightec received approval of the United States Food and Drug Administration (FDA) in October 2004 to market the ExAblate 2000 in the United States only for the treatment of uterine fibroids. InSightec expects sales of the ExAblate 2000 for this application to account for virtually all of its revenues for the foreseeable future, depending upon regulatory approval of additional applications for the ExAblate 2000. As a result, factors adversely affecting InSightec’s ability to sell, or pricing of or demand for, InSightec’s product for this application would have a material adverse effect on its financial condition and results of operations.

If the ExAblate 2000 does not achieve broad market acceptance for the treatment of uterine fibroids, InSightec will not be able to generate sufficient sales to support InSightec’s business.
      InSightec must achieve broad market acceptance of the ExAblate 2000 for the treatment of uterine fibroids among physicians, patients and third party payors in order to generate a sufficient amount of sales to support InSightec’s business. Physicians will not recommend the use of the ExAblate 2000 unless InSightec can demonstrate that it produces results comparable or superior to existing treatments for uterine fibroids. If long-term patient studies do not support InSightec’s existing clinical results, or if they indicate that the use of the ExAblate 2000 has negative side effects on patients, physicians may not adopt or continue to use the ExAblate 2000. Even if InSightec demonstrates the effectiveness of the ExAblate 2000, physicians may still not use the system for a number of other reasons. Physicians may continue to recommend traditional uterine fibroid treatment options simply because those methods are already widely accepted and are based on established technologies. Patients may also be reluctant to undergo new, less established treatments for uterine fibroids. If, due to any of these factors, the ExAblate 2000 does not receive broad market acceptance among physicians or patients, InSightec will not generate significant sales. In this event, InSightec’s business, financial condition and results of operations would be seriously harmed, and its ability to develop additional treatment applications for the ExAblate 2000 would be adversely affected.

If physicians, hospitals and other healthcare providers are unable to obtain coverage and sufficient reimbursement from third party healthcare payors for treatment procedures using the ExAblate 2000, InSightec may be unable to generate sufficient sales to support its business.
      Demand for the ExAblate 2000 is likely to depend substantially on the extent to which sufficient reimbursement for treatment procedures using InSightec’s system will be available from third party payors such as private health insurance plans and health maintenance organizations and, to a lesser degree, government payor programs such as Medicare and Medicaid. InSightec believes that third party payors will not provide reimbursement on a national basis for treatments using the ExAblate 2000 unless InSightec can generate a sufficient amount of data through long-term patient studies to demonstrate that such treatments produce favorable results in a cost-effective manner relative to other treatments. Furthermore, InSightec could be adversely affected by changes in reimbursement policies of private healthcare or governmental payors to the extent any such changes affect reimbursement for treatment procedures using the ExAblate 2000. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for treatment procedures using the ExAblate 2000, InSightec may be unable to generate sufficient sales to support InSightec’s business.
      InSightec’s success in non-U.S. markets also depends on treatment procedures using the ExAblate 2000 being eligible for reimbursement through government-sponsored healthcare payment systems, private third-party payors and labor unions. Reimbursement practices vary significantly from country to country and within some countries, by region. Many non-U.S. markets have government-managed healthcare systems that control reimbursement for new products and procedures. Other non-U.S. markets have private insurance systems, labor union-sponsored programs and government-managed systems that control reimbursement for new products and procedures. To date, one-third party payor, a health maintenance organization in Israel, has approved reimbursement coverage for treatments using the ExAblate 2000. InSightec cannot assure that coverage will be approved by additional payors in other markets in a timely manner, if at all. In the event that InSightec is unable to timely obtain acceptable levels of reimbursement coverage in its targeted markets outside of the United States, InSightec’s ability to generate sales may be adversely affected.

InSightec’s future growth substantially depends on its ability to develop and obtain regulatory clearance for additional treatment applications for the ExAblate 2000.
      Currently, InSightec has received regulatory approvals to market the ExAblate 2000 in the United States, Israel, Russia and the European Union Economic Area, or EEA, which is comprised of the member nations of the European Union and certain additional European nations, solely for the treatment of uterine fibroids. InSightec’s objective is to expand the use of the ExAblate 2000 by developing and introducing new treatment applications. InSightec is currently in various stages of product development and clinical studies for a number of new treatment applications for the ExAblate 2000. InSightec will be required to obtain FDA approval in the United States and other regulatory approvals outside of the United States before marketing the ExAblate 2000 for these additional treatment applications. Furthermore, InSightec cannot guarantee that its product development activities for any of these new applications will be successful. In addition, assuming product development is successful, the regulatory processes can be lengthy, lasting many years in some cases, and expensive. InSightec cannot assure that FDA approval or other regulatory approvals will be granted.
      In order to obtain FDA clearance and other regulatory approvals, and to obtain reimbursement coverage for use of the ExAblate 2000 treatment for additional applications, InSightec is required to conduct clinical studies to demonstrate the therapeutic benefits and cost-effectiveness of these new treatment applications and products. Clinical trials are expensive and may take several years to complete. If future clinical trials indicate that the ExAblate 2000 is not as beneficial or cost-effective as existing treatment methods, or that such products cause unexpected complications or other unforeseen adverse events, InSightec may not obtain regulatory clearance to market and sell the ExAblate 2000 for these additional treatment applications or obtain reimbursement coverage, and InSightec’s long-term growth would be seriously harmed.

The ExAblate 2000 is compatible only with certain of GE Healthcare’s Magnetic Resonance Imaging (MRI) systems, which may limit InSightec’s potential market.
      The ExAblate 2000 is compatible only with certain magnetic resonance imaging, or MRI, systems sold by GE Healthcare, a division of the General Electric Company, or GE. A significant portion of the MRI systems in use in the United States and elsewhere are not GE MRI systems.
      InSightec has no current plans to develop a system that would be compatible with MRI systems manufactured by companies other than GE. InSightec is, therefore, limited in its target market to potential customers who already own or otherwise have access to a compatible GE MRI system, or are willing to purchase such a system in order to use the ExAblate 2000. In addition, in the event that GE is unable to effectively market its MRI systems, InSightec’s ability to generate additional sales of the ExAblate 2000 may be adversely affected.
Risks Affecting Elscint’s Businesses

The value of Elscint’s investment in its hotel properties is subject to various risks related to ownership and operation of real property.
      Elscint’s investment in the hotel properties is subject to varying degrees of risk related to the ownership and operation of real property. The intrinsic value of Elscint’s hotels and income from the hotels may be materially adversely affected by:

•	changes in global and national economic conditions, including global or national recession;

•	a general or local slowdown in the real property market which would make it difficult to sell a property;

•	political events that may have a material adverse effect on the hotel industry;

•	competition from other lodging facilities, and over-supply of hotel rooms in a specific location;

•	material changes in operating expenses, including real property tax systems or rates;

•	changes in the availability, cost and terms of financing;

•	the effect of present or future environmental laws;

•	the ongoing need for capital improvements and refurbishments; and

•	material changes in governmental rules and policies.

The failure to comply with government regulation may adversely affect Elscint’s business and results of operations.
      The hotel industry is subject to numerous national and local government regulations, including those relating to building and zoning requirements and fire safety control. In addition, Elscint is subject to laws governing its relationships with employees, including minimum wage requirements, overtime, working conditions and work permit requirements, and in some localities to collective labor agreements. A determina-

tion that Elscint is not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing Elscint’s hotels into compliance with the regulations. In addition, Elscint’s ability to dismiss unneeded staff may be hampered by local labor laws and courts which traditionally favor employees in disputes with former employers, particularly in countries with strong socialist histories such as Romania.

The hotels and leisure industry may be affected by economic conditions, oversupply, travel patterns, weather and other conditions beyond Elscint’s control which may adversely affect Elscint’s business and results of operations.
      The hotels and leisure industry may be adversely affected by changes in national or local economic conditions and other local market conditions. Elscint’s hotels may be subject to the risk of oversupply of hotel rooms. Elscint is subject to various risks related to its operations in Eastern Europe, including economic and political instability, political and criminal corruption and the lack of experience and unpredictability of the civil justice system. Other general risks that may affect Elscint’s hotels and leisure business are changes in travel patterns, extreme weather conditions, changes in governmental regulations which influence or determine wages, workers’ union activities, increases in land acquisition prices or construction costs, changes in interest rates, the availability of financing for operating or capital needs and changes in real estate tax rates and other current operating expenses. Unforeseen events, such as terrorist attacks, outbreaks of epidemics and economic recessions have had and may continue to have an adverse effect on local and international travel patterns and, as a result, on occupancy rates and prices in Elscint’s hotels. Downturns or prolonged adverse conditions in the real estate or capital markets or in national or local economies and difficulties in securing financing for the development of hotels, could have a material adverse effect on Elscint’s business, its results of operations, its ability to develop new projects and the attainment of its strategic goals.

Competition in the hotels and leisure industry could have a material adverse effect on Elscint’s business and results of operations.
      The hotels and leisure business is highly competitive. This is particularly the case in those areas where there is an over-supply of rooms, such as in London, Amsterdam and Budapest. Competitive factors within the industry include:

•	convenience of location and accessibility to business centers;

•	room rates;

•	quality of accommodations;

•	name recognition;

•	quality and nature of service and guest facilities provided;

•	reputation;

•	convenience and ease of reservation systems; and

•	the supply and availability of alternative lodging.
      Elscint operates, and intends to develop or acquire, most of its hotels in geographic locations where other hotels are or may be located. Elscint expects to compete for guests and development sites with national chains, large franchisees and independent operators. Many of these competitors have greater financial resources and better brand name recognition than Elscint does, and may have more established relationships with prospective franchisors, representatives in the construction industry and other parties engaged in the lodging industry. The number of competitive lodging facilities in a particular area could have a material adverse effect on Elscint’s occupancy and rates and, therefore, revenues of Elscint’s hotels. Elscint believes that competition within the lodging market may increase in the foreseeable future. Elscint cannot be sure that new or existing competitors will not significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve hotels in the markets in which Elscint currently or may subsequently compete, thereby materially adversely affecting its business and results of operations.

Elscint is dependent on engaging third parties to enter into lease agreements, and on obtaining and retaining high customer traffic for its entertainment and commercial center in Herzliya, Israel, known as the Arena.
      Elscint is dependent on its ability to induce food, clothing and other commercial retailers and entertainment service providers to enter into leases for units in the Arena, or to renew existing leases on favorable terms. There is active competition to attract tenants to other locations suitable for entertainment and commercial centers. A general economic recession in Israel may also deter businesses from entering into new lease agreements or renewing existing lease agreements, or from incurring the costs required to fit out their rented units in an acceptable manner. If a significant portion of Elscint’s existing leases expire, Elscint may find it more expensive or less profitable to continue to operate the Arena.

Elscint is dependent on the presence of anchor tenants in the Arena.
      Elscint relies on the presence of “anchor” tenants in the Arena. Anchor stores in entertainment and commercial centers play an important part in generating customer traffic and making a center a desirable location for other tenants. The failure of an anchor store to renew its lease, the termination of an anchor store’s lease, or the bankruptcy or economic decline of an anchor tenant can have a material adverse effect on the economic performance of the Arena. There can be no assurance that if the anchor stores at the Arena were to close or fail to renew their leases, Elscint would be able to replace such anchors in a timely manner or without incurring material additional costs and adverse economic effects. The expiration of an anchor lease at the Arena may make refinancing of the Arena difficult.

Elscint’s investment in Gamida Cell Ltd. is speculative in nature and Elscint may never realize any revenues or profits from this investment.
      Elscint cannot be certain that its investment in Gamida will result in revenues or profits. As of the date of this joint proxy statement/ prospectus, Gamida has not generated operating revenue. Economic, governmental, regulatory and industry factors outside Elscint’s control affect Gamida. If Gamida does not successfully implement its business plan, Elscint will not be able to realize any profits from it. Elscint’s ability to realize profits from this investment will be dependent upon the management of Gamida, the success of its research and development activities, the timing of the marketing of its products and numerous other factors beyond Elscint’s control.
      In addition, Elscint’s investment in Gamida involves the following risks:

•	The period of time which may elapse between the initial stage and the stage of development of marketable biotechnology products or services may be protracted.

•	Products in the biotechnology field are required to undergo clinical tests, either in compliance with the requirements of the FDA or the requirements of competent regulatory authorities in other countries where target markets are identified. Failure to obtain regulatory approvals for the marketing of such products could have a material adverse effect on Gamida’s business and on Elscint’s investment in Gamida.

•	The products and services of Gamida may face competition from alternative sources, many of which have greater financial resources than it, and have well developed marketing networks which Gamida currently lack.

•	The ability to receive financial resources for the further development of Gamida’s products.

THE EMI SPECIAL MEETING
General
      This joint proxy statement/ prospectus is being furnished to the shareholders of EMI in connection with the solicitation of proxies by the EMI board for use at the EMI special meeting to be held on October 27, 2005, and any and all adjournments or postponements thereof.
Purpose of the EMI Special Meeting
      At the EMI special meeting, EMI shareholders will consider and vote upon the approval of the merger agreement, dated as of August 21, 2005, between EMI and Elscint, and the approval of the merger of Elscint with EMI. Under the merger agreement, Elscint shareholders, other than EMI and Elscint, will receive 0.53 ordinary shares of EMI for each Elscint ordinary share held by them.
      Since the merger is governed by sections 350 and 351 of the Israeli Companies Law, EMI and Elscint must apply to an Israeli court for approval to hold their special meetings relating to the merger. EMI and Elscint applied to the Israeli court on August 23, 2005 to receive an order to convene the special meetings of their shareholders. The court issued the order on August 25, 2005. Following approval of the merger by EMI’s and Elscint’s shareholders and the satisfaction (or waiver) of the other conditions to closing, EMI and Elscint must apply to the court to approve the merger.
Date, Place and Time
      The special meeting will be held on October 27, 2005, at the corporate offices of EMI at 13 Mozes Street, Tel Aviv 67442, Israel, commencing at 10:00 a.m., Israel time.
Record Date
      The close of business on September 26, 2005, has been fixed as the record date for the EMI special meeting for determining shareholders entitled to vote at the special meeting and any and all adjournments thereof.
Voting Rights; Quorum; Objection and Appraisal Rights
      On the record date, EMI had outstanding 21,585,926 ordinary shares that are entitled to vote on approval of the merger and the merger agreement, nominal value NIS 1.0 per share. Each holder of record of EMI ordinary shares on the record date is entitled to one vote for each share held of record. Joint holders of shares should note that, pursuant to the articles of association of EMI, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in EMI’s Register of Shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.
      Shareholders may vote their shares by attending the special meeting and voting their shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the special meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the special meeting. Shareholders who hold their shares through the nominee company of Bank Discount Le’Israel Ltd. and intend to vote their shares by person or by proxy must deliver EMI an ownership certificate confirming their ownership of EMI’s shares on the record date approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000. If a shareholder fails to vote by proxy or in person, the shares represented by such proxy or owned by such shareholder will be deemed not to have been cast for the purpose of the approval of the merger and the merger agreement and, accordingly, such shares shall not be counted in calculating the percentage of affirmative votes required for approval of the merger and the merger agreement. If a shareholder instructs in a proxy that it wishes to abstain from voting its shares on a specific proposal, the shares represented by such proxy will be deemed as neither a vote “for” nor “against” the proposal considered at the special meeting, although they will be counted in determining whether a quorum is present. Shareholders may revoke their proxies at any time before the special meeting by voting their shares in person at the special meeting if the shareholders are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares) or until 24 hours before the special meeting by returning a later-dated proxy card. If the shareholder holds its shares in street name, he or she may revoke their proxies by following the instructions of their brokers and the section titled “Note for shareholders in street name” below. The chairman of the special meeting may, at his or her discretion, accept a proxy after such time.
      At least two shareholders, present in person or by proxy, and holding or representing, in the aggregate, at least thirty-three and one-third percent (33.33%) of the issued and outstanding voting shares, will constitute a quorum, at the special meeting. If no quorum is present within a half hour after the time appointed for the holding of the special meeting, the special meeting will stand adjourned to the same day in the following week at the same time and place, or to such other day, time and place as shall be determined by notice to shareholders. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.

Note to shareholders in street name
      Shareholders who hold their shares in “street name,” meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the special meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

Appraisal rights
      Under Israeli law, which governs the merger, you are not entitled to formal appraisal rights. However, since the merger will be effected pursuant to sections 350 and 351 of the Israeli Companies Law, it is subject to approval of an Israeli District Court and the District Court (in our case, the Tel Aviv-Jaffa District Court) may provide you a remedy if you object to the merger within the timeframe and in the manner prescribed by the Israeli Companies Law, the regulations promulgated thereunder and the District Court.
      Pursuant to regulations promulgated under the Israeli Companies Law, unless the District Court determines otherwise, you may raise your objections to the merger by filing an application with the Court no later than 10 days following the filing by EMI and Elscint of the second motion with the District Court, which is expected to occur promptly following the approval of the merger by EMI’s and Elscint’s shareholders at the special meetings to be convened on October 27, 2005 and the fulfillment of all of the conditions precedent set forth in the merger agreement.
      The application would typically be filed as a written application supported by an affidavit.
      You should be aware that neither the Israeli Companies Law nor the regulations promulgated under that law specify the remedies available to you in connection with the merger.
Recommendation of EMI’s Board of Directors
      The EMI board of directors believes that the merger is advisable and fair to you and is to the benefit of EMI and unanimously (without the participation of the directors who have personal interests in the approval of the merger) recommends that you vote “FOR” the proposal to approve the merger and the merger agreement.
Vote Required
      Approval of the merger and the merger agreement requires the affirmative vote of a majority in number of the shareholders participating, in person or by proxy, at the special meeting, excluding abstentions, who collectively hold seventy-five percent (75%) of the shares represented at the voting.
      EMI does not know of any other matters other than as described in the Notice of Special Meeting of Shareholders that are to come before the EMI special meeting.

      As of the EMI record date, directors and executive officers of EMI and their affiliates, including Europe-Israel, and other than Elscint were beneficial owners of approximately 56.11% of the EMI ordinary shares that were issued and outstanding as of such date and approximately 56.94% of the voting rights in EMI as of said date. In addition, as of the EMI record date, Elscint owned approximately 2.39% of the EMI ordinary shares that were issued and outstanding as of such date and approximately 0.95% of the voting rights in EMI as of that date. The directors and executive officers of EMI and Europe-Israel have indicated that they intend to vote the EMI ordinary shares owned by them “FOR” approval of the merger and the merger agreement.
Voting by Proxy
      Proxy cards for use at the special meeting accompany this joint proxy statement/ prospectus. A shareholder may use the proxy card if the shareholder is unable to attend the special meeting or wishes to have the shareholder’s shares voted by proxy even if the shareholder attends the special meeting. A shareholder may change the shareholder’s vote at any time before the special meeting by voting its shares in person, or until 24 hours before the special meeting by voting through proxy, as described below. Shareholders can do this in any one of the following ways:

•	complete and submit a properly executed new proxy card bearing a later date, no later than 24 hours prior to the special meeting; or

•	revoke the proxy, by providing written notice of such revocation to EMI no later than 24 hours prior to the special meeting, or by appearing and voting at the special meeting. If the shareholder holds the shares in street name he or she must follow the “Note for shareholders in street name” above. Merely attending the special meeting will not revoke the proxy.
      Any proxy validly submitted and not revoked will be voted in the manner specified therein by the shareholder. If a shareholder has instructed a broker to vote the shareholder’s shares, such shareholder must follow directions received from the broker to change the vote.
      A proxy appointment will also be valid for an adjourned meeting to which the proxy appointment relates, unless otherwise provided in the proxy appointment, or unless the adjournment exceeds 21 days, in which case a new notice and proxy appointment must be given.
      If no indication of a vote is made on the proxy, EMI ordinary shares represented by the proxy will not be voted.
      IF A SHAREHOLDER CHOOSES TO VOTE BY PROXY, EMI MUST RECEIVE THE PROXY AT LEAST 24 HOURS PRIOR TO THE SPECIAL MEETING.
Solicitation of Proxies
      EMI will bear the cost of the solicitation of proxies from its shareholders. Arrangements may also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of shares held of record by such persons, and EMI will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith. Directors, officers and employees of EMI may solicit proxies from EMI shareholders personally or by telephone, telecopy or telegram or other forms of communication. Such directors, officers and employees will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses in connection therewith.
      The matter to be considered at the EMI special meeting is of great importance to the shareholders of EMI. Accordingly, EMI shareholders are urged to read and carefully consider the information presented in this joint proxy statement/ prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed pre-addressed envelope.

THE ELSCINT SPECIAL MEETING
General
      This joint proxy statement/ prospectus is being furnished to the shareholders of Elscint in connection with the solicitation of proxies by the Elscint board for use at the special meeting to be held on October 27, 2005 and any and all adjournments or postponements thereof.
Purpose of the Elscint Special Meeting
      At the Elscint special meeting, Elscint shareholders will consider and vote upon the approval of the merger agreement, dated as of August 21, 2005, between EMI and Elscint, and the approval of the merger. Under the merger agreement, Elscint shareholders, other than EMI and Elscint, will receive 0.53 ordinary shares of EMI for each EMI ordinary share held by them.
      Since the merger is governed by sections 350 and 351 of the Israeli Companies Law, EMI and Elscint must apply to an Israeli court for approval to hold their special meetings relating to the merger. EMI and Elscint applied to the Israeli court on August 23, 2005 to receive an order to convene the special meetings of their shareholders. The court issued the order on August 25, 2005. Following approval of the merger by EMI’s and Elscint’s shareholders and the satisfaction (or waiver) of the other conditions to closing, EMI and Elscint must apply to the court to approve the merger itself.
Date, Place and Time
      The Elscint special meeting will be held on October 27, 2005, at the corporate offices of Elscint at 13 Mozes Street, Tel Aviv 67442, Israel, commencing at 11:00 a.m., Israel time.
Record Date
      The close of business on September 26, 2005 has been fixed as the record date for the special meeting for determining shareholders entitled to vote at the special meeting and any and all adjournments thereof.
Voting Rights; Quorum; Objection and Appraisal Rights
      On the record date, Elscint had outstanding and entitled to vote 16,835,220 ordinary shares, nominal value NIS 0.05 per share. Each holder of record of Elscint ordinary shares on the record date is entitled to one vote per share. Joint holders of shares should note that, pursuant to the articles of association of Elscint, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, with seniority determined by the order in which the names appear in Elscint’s Register of Shareholders.
      Shareholders may vote their shares by attending the special meeting and voting their shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the special meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the special meeting. If a shareholder fails to vote by proxy or in person, or fails to indicate whether he or she has a personal interest in the proposed merger and merger agreement, the shares represented by such proxy or owned by such shareholder will be deemed not to have been cast for the purpose of the approval of the merger and the merger agreement and, accordingly, such shares shall not be counted in calculating the percentage of affirmative votes required for approval of the merger and the merger agreement. If a shareholder instructs in a proxy that it wishes to abstain from voting its shares on a specific proposal, the shares represented by such proxy will be deemed as neither a vote “for” nor “against” the proposal considered at the special meeting, although they will be counted in determining whether a quorum is present. Shareholders may revoke their proxies until 48 hours before the special meeting by returning a later-dated proxy card or at any time before the special meeting by voting their shares in person at the special meeting, if the shareholders are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares). If the shareholder holds its shares in street name, he or she may revoke their proxies by following the instructions of their brokers and the section titled “Note for shareholders in street name” below. The chairman of the special meeting may, at his or her discretion, accept a proxy after such time.
      At least two (2) shareholders, present in person or by proxy, and holding or representing, in the aggregate, not less than fifty-one percent (51%) of the issued and outstanding shares, will constitute a quorum at the special meeting. If within a half hour after the time appointed for the holding of the special meeting no quorum is present, the special meeting will stand adjourned to the same day in the following week, at the same time and place, or to such other day, time and place as shall be determined by Elscint’s board of directors by notice to the shareholders. At the adjourned meeting, the business for which the special meeting was called will be transacted if at least two (2) shareholders present in person or by proxy, and representing, in the aggregate, not less than twenty-six percent (26%) of the issued and outstanding shares, are present or represented.

Note to shareholders in street name
      Shareholders who hold their shares in “street name,” meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the special meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

Appraisal rights
      Under Israeli law, which governs the merger, you are not entitled to formal appraisal rights. However, since the merger will be effected pursuant to sections 350 and 351 of the Israeli Companies Law, it is subject to approval of an Israeli District Court and the District Court (in our case, the Tel Aviv-Jaffa District Court) may provide you a remedy if you object to the merger within the timeframe and in the manner prescribed by the Israeli Companies Law, the regulations promulgated thereunder and the District Court.
      Pursuant to regulations promulgated under the Israeli Companies Law, unless the District Court determines otherwise, you may raise your objections to the merger by filing an application with the Court no later than 10 days following the filing by EMI and Elscint of the second motion with the District Court, which is expected to occur promptly following the approval of the merger by EMI’s and Elscint’s shareholders at the special meetings to be convened on October 27, 2005 and the fulfillment of all of the conditions precedent set forth in the merger agreement.
      The application would typically be filed as a written application supported by an affidavit.
      You should be aware that neither the Israeli Companies Law nor the regulations promulgated under that law specify the remedies available to you in connection with the merger.
Recommendation of Elscint’s Board of Directors
      The Elscint board of directors believes that the merger is advisable and fair to you and is to the benefit of Elscint and unanimously (without the participation of directors who have personal interests in the approval of the merger) recommends that you vote “FOR” approval of the merger and the merger agreement.
Vote Required
      Approval of the merger and the merger agreement requires the affirmative vote of a majority in number of the shareholders participating, in person or by proxy, at the special meeting, excluding abstentions, who collectively hold seventy-five percent (75%) of the shares represented at the voting. In addition, because EMI owns, directly and through its wholly-owned subsidiary, Elbit Medical Holdings Ltd., approximately sixty-one percent (61%) of Elscint’s outstanding shares, the merger and the merger agreement will be approved only if either:

(i) the majority vote at the special meeting includes at least one-third of the total votes of shareholders having no personal interest in the proposal, participating at the special meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or

(ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in Elscint.

      Under the Israeli Companies Law, each shareholder that attends the special meeting in person shall, prior to exercising such shareholder’s voting rights at the special meeting advise Elscint whether or not that shareholder has a personal interest in the approval of the merger and the merger agreement. Each shareholder that delivers a signed proxy card to Elscint must indicate on the proxy card whether or not that shareholder has a personal interest in the approval of the merger and the merger agreement. Shareholders who do not indicate whether or not they have a personal interest in the approval of the merger and the merger agreement will not be eligible to vote their shares as to such proposal.
      Under the Israeli Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including:

•	a personal interest of that person’s relative (i.e. spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above); or

•	a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.
      A personal interest resulting merely from holding Elscint’s shares will not be deemed a personal interest.
      EMI and Elbit Medical Holdings Ltd. are deemed to have a personal interest in the proposal to approve the merger and the merger agreement.
      As of the record date, directors and executive officers of Elscint were beneficial owners of approximately 2.17% of the Elscint ordinary shares that were issued and outstanding as of such date. In addition, as of the record date, EMI owned, directly and through its wholly-owned subsidiary, Elbit Medical Holdings Ltd., approximately sixty-one percent (61%) of the issued and outstanding ordinary shares of Elscint. Elbit Medical Holdings Ltd. will transfer its shares of Elscint to EMI prior to the completion of the merger. The directors and executive officers of Elscint, as well as EMI and Elbit Medical Holdings Ltd., have indicated that they intend to vote the Elscint ordinary shares owned by them “FOR” approval of the merger and the merger agreement.
Voting by Proxy
      Proxy cards for use at the special meeting accompany this joint proxy statement/ prospectus. A shareholder may use the proxy card if the shareholder is unable to attend the special meeting or wishes to have the shareholder’s shares voted by proxy even if the shareholder attends the special meeting. A shareholder that is the record holder of the shares may change the shareholder’s vote at any time before the special meeting by voting its shares in person, or until 48 hours before the special meeting by voting by means of a proxy, as described below. Shareholders can do this in any one of the following ways:

•	complete and submit a properly executed new proxy card bearing a later date, no later than 48 hours prior to the special meeting; or

•	revoke the proxy, by providing written notice of such revocation to Elscint no later than 48 hours prior to the special meeting, or by appearing and voting at the special meeting. If the shareholder holds the shares in street name, he or she must follow the “Note for shareholders in street name” above. Merely attending the special meeting will not revoke the proxy.
      Any proxy validly submitted and not revoked will be voted in the manner specified therein by the shareholder. If a shareholder has instructed a broker to vote the shareholder’s shares, such shareholder must follow directions received from the broker to change the vote.

      A proxy appointment shall also be valid for an adjourned meeting to which the proxy appointment relates, unless otherwise provided in the proxy appointment, or unless the adjournment exceeds 21 days, in which case a new notice and proxy appointment must be given.
      If no indication of a vote is made on the proxy, or if there is no indication of whether the shareholder whose Elscint ordinary shares are represented by the proxy has a personal interest on the proxy, the Elscint ordinary shares represented by the proxy will not be voted.
      IF A SHAREHOLDER CHOOSES TO VOTE BY PROXY, ELSCINT MUST RECEIVE THE PROXY AT LEAST 48 HOURS PRIOR TO THE SPECIAL MEETING.
Solicitation of Proxies
      Elscint will bear the cost of the solicitation of proxies from its shareholders. Arrangements may also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of shares held of record by such persons, and Elscint will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith. Directors, officers and employees of Elscint may solicit proxies from shareholders personally or by telephone, telecopy or telegram or other forms of communication. Such directors, officers and employees will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses in connection therewith.
      Elscint shareholders should not send any Elscint share certificates with their proxy card. Following the completion of the merger, Elscint shareholders will receive instructions for the surrender and exchange of their Elscint share certificates.
      The matter to be considered at the Elscint special meeting is of great importance to the shareholders of Elscint. Accordingly, Elscint shareholders are urged to read and carefully consider the information presented in this joint proxy statement/ prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed pre-addressed envelope.

THE MERGER
Background of the Merger
      When Europe-Israel, EMI’s current majority shareholder, acquired control of EMI in 1999, EMI was the owner of a majority of Elscint’s ordinary shares.
      On February 27, 2005, at an unrelated meeting between Messrs. Mordechay Zisser, EMI’s Executive Chairman, Shimon Yitzhaki, EMI’s President and Chief Financial Officer, Abraham (Rami) Goren, Elscint’s Executive Chairman, Ms. Rachel Lavine, Elscint’s President and Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., who serve as EMI’s and Elscint’s outside Israeli counsel, Mr. Zisser expressed his desire to explore the possibility of a business combination between EMI and Elscint. A preliminary discussion ensued relating to the possibility of such a transaction.
      During the months of April and May 2005, several discussions were held between senior management of both companies regarding various aspects of a possible combination and the feasibility of any such transaction.
      On May 29, 2005, a meeting of the board of directors of EMI was convened to discuss the possibility of a business combination of EMI and Elscint by way of a share-for-share transaction and the procedures and approvals required for such transaction. Also in attendance was Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., EMI’s outside Israeli counsel. After discussion, EMI’s board of directors resolved to form an independent committee, consisting of Messrs. Zvi Tropp, as chairman, and David Rubner and Joseph Apter, as members, to pursue the proposed business combination with Elscint on behalf of EMI. The members of the independent committee of EMI were chosen because they were not affiliated with EMI’s majority shareholder.
      On May 30, 2005, Mr. Zisser, EMI’s Chairman, contacted Mr. Goren and Ms. Lavine, Elscint’s Chairman and President, respectively, to inform them that EMI’s independent committee would formally approach Elscint regarding a proposed business combination.
      During the first week of June, senior management of EMI and Elscint had further discussions about the potential transaction, including the timing of the transaction in the event that a transaction was to move forward.
      On June 8, 2005, Mr. Tropp, the Chairman of EMI’s independent committee on behalf of EMI’s independent committee, contacted Rami Goren, Elscint’s Chairman and proposed a combination between EMI and Elscint in a share-for-share transaction, whereby EMI would acquire the shares of Elscint it does not already own, subject to the receipt of all required approvals. Mr. Tropp did not specify the terms of the offer.
      On the same day, a meeting of the board of directors of Elscint was convened to discuss EMI’s independent committee’s proposal. Also in attendance were members of Elscint’s management and Elscint’s outside Israeli counsel, Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. The participants discussed different aspects of the proposed merger and its implications on Elscint’s operations, including procedural issues and required approvals. After discussion, Elscint’s board of directors resolved to appoint an independent committee consisting of Messrs. Shmuel Perets, as chairman, and Moshe Leon and Benny Gal, as members, and authorized the committee to enter into discussions regarding the proposed merger with EMI’s independent committee. These members were chosen because they were not affiliated with EMI’s majority shareholder. It was also decided that the independent committee of Elscint would retain its own legal counsel, in Israel and the United States, separate from EMI’s and Elscint’s outside counsel.
      Also on the same day, each of EMI and Elscint publicly announced EMI’s approach to Elscint to discuss the merger and the appointment of independent committees by each of EMI and Elscint to hold the discussions relating to a potential transaction.
      On June 15, 2005, Elscint’s independent committee retained Oppenheimer & Co. Inc. to provide it with financial advice and assistance in connection with the merger and to render a fairness opinion in connection with the proposed merger. On the same day, Elscint’s independent committee also retained Goldfarb, Levy, Eran & Co. and Carter Ledyard & Milburn LLP to act as their Israeli and U.S. outside counsel, respectively.

      On June 19, 2005, at the request of Mr. Tropp (on behalf of EMI’s independent committee), Mr. Shimon Yitzhaki sent a letter to Mr. Perets, the chairman of Elscint’s independent committee stating that EMI’s independent committee proposed an exchange ratio of 0.40 shares of EMI for each share of Elscint, subject to the receipt of all required approvals. On June 19, 2005, EMI publicly announced the initial offer made by EMI’s independent committee to Elscint’s independent committee. The same was publicly announced by each of EMI and Elscint on June 20, 2005 in the United States, which was the next business day in the United States.
      Between June 2005 and the signing of the merger agreement, Elscint’s independent committee met on several occasions to discuss the proposed transaction and consulted on a number of occasions with its legal and financial advisors. During the same period, EMI’s independent committee also met on several occasions regarding the proposed transaction and consulted with its legal and financial advisors.
      On June 30, 2005, EMI’s independent committee retained C.E. Unterberg, Towbin, LLC to provide financial advisory services and to render a fairness opinion in connection with the proposed merger transaction.
      On July 27, 2005, Mr. Zvi Tropp met with Mr. Shmuel Perets to discuss the exchange ratios proposed by each committee. Mr. Tropp repeated the EMI independent committee’s offer of June 19, 2005 of an exchange ratio of 0.40 shares of EMI for each share of Elscint. Mr. Perets proposed that the exchange ratio be set at 0.60, provided the closing price of EMI ordinary shares on NASDAQ at the closing of the merger was between $16.00 and $20.00 per share. Mr. Perets proposed that in the event the closing price of EMI ordinary shares on NASDAQ at the closing of the merger deviated from that range, the exchange ratio would be adjusted in accordance with a pre-agreed formula. Mr. Tropp declined Mr. Perets’ proposal and the parties agreed to further discuss the exchange ratio with the respective members of the independent committees and their financial advisors.
      During early August 2005 the committees continued their negotiations concerning the exchange ratio with no results. On August 5, 2005, at a meeting between Mr. Tropp and Mr. Perets, Mr. Tropp agreed to set the exchange ratio at 0.48 shares of EMI for each share of Elscint. Mr. Perets proposed an exchange ratio of 0.55. Mr. Tropp suggested reaching an agreed exchange ratio of 0.51, but Mr. Perets declined.
      Simultaneously with these discussions, legal counsel of EMI and Elscint analyzed the legal issues related to the merger, and began preparation of the documentation for the merger, including the merger agreement.
      On August 12, 2005, at a meeting between Mr. Tropp and Mr. Perets, they reached an agreed exchange ratio of 0.53 shares of EMI for each share of Elscint, subject to the approval of their respective independent committees, the receipt of a fairness opinion from each party’s financial advisor and the receipt of approvals by EMI’s and Elscint’s audit committees and board of directors and all other required approvals. Approval by each company’s audit committee is required by Israeli law.
      On August 17, 2005, at a meeting among Mr. Tropp and Mr. Rubner of EMI’s independent committee and Mr. Perets and Mr. Leon of Elscint’s independent committee (who participated by conference call), the participants formally resolved to recommend to EMI’s and Elscint’s respective audit committees and boards of directors to approve the merger, at an exchange ratio of 0.53 shares of EMI for each share of Elscint, subject to the receipt of fairness opinions from the respective financial advisors. Also present at the meetings were Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., the Israeli outside counsel of EMI and Goldfarb, Levy, Eran & Co., the Israeli outside counsel of Elscint’s independent committee.
      On August 18, 2005, Elscint’s financial advisor made a presentation on a conference call at which Shmuel Perets, Moshe Leon and Goldfarb, Levy, Eran & Co., the Israeli outside counsel of Elscint’s independent committee participated. At this call, Oppenheimer & Co. Inc. reviewed the financial aspects of the proposed transaction, including the exchange ratio and delivered its oral opinion to the effect that, as of that date and based on the subject to the matters described in the opinion, the exchange ratio is fair, from a financial point of view, to the shareholders of Elscint other than EMI, its controlling shareholder and any affiliates of EMI and/or its controlling shareholder.

      Between August 17, 2005 and August 21, 2005, EMI, Elscint and their respective legal counsel completed the preparation and negotiation of the merger agreement.
      On August 21, 2005, the audit committee and board of directors of Elscint together with members of Elscint’s management, Elscint’s Israeli outside counsel, Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. and Elscint’s independent committee’s Israeli counsel Goldfarb, Levy, Eran & Co. met to discuss the merger and the merger agreement. At the meeting, Mr. Perets reviewed the financial aspects of the proposed transaction as presented by Oppenheimer & Co. Inc. at the conference call of August 18, 2005 and Goldfarb, Levy, Eran & Co., the outside Israeli counsel of Elscint’s independent committee, reviewed the legal aspects of the merger, including the terms of the merger agreement. After discussion, the audit committee and board of directors of Elscint resolved to approve the merger and the merger agreement. The executed fairness opinion from Oppenheimer & Co. Inc. to the effect that, as of the date of the opinion (August 18, 2005) and based on the subject to the matters described in the opinion, the exchange ratio is fair, from a financial point of view, to the shareholders of Elscint other than EMI, its controlling shareholder and any affiliates of EMI and/or its controlling shareholder was received later that evening.
      On the same day the audit committee and board of directors of EMI were convened. Also in attendance were members of EMI’s management and EMI’s outside Israeli counsel, Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. and financial advisor, C.E. Unterberg, Towbin, LLC, in order to discuss the merger and the merger agreement. C.E. Unterberg, Towbin, LLC reviewed the financial aspects of the proposed transaction, including the exchange ratio, and delivered its oral opinion, subsequently followed by delivery of a written opinion, to the effect that, as of the date of the opinion (August 21, 2005) and based on and subject to the matters described in the opinion, the exchange ratio is fair, from a financial point of view, to the shareholders of EMI. In addition, Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. reviewed the legal aspects of the merger, including the terms of the merger agreement. After discussion, the audit committee and board of directors of EMI resolved to approve the merger and the merger agreement.
      On the evening of August 21, 2005, the parties signed the merger agreement and publicly announced the signing on August 22, 2005.
Recommendations of the Board of Directors
      Each of EMI’s and Elscint’s board of directors believes that the merger is advisable and fair to their respective shareholders and is to the benefit of EMI and Elscint, respectively, and has, by unanimous vote (without the participation of directors who have personal interests in the approval of the merger) of all directors present, approved the merger and the merger agreement and recommend that their respective shareholders vote “FOR” the merger and the merger agreement.
Our Reasons for the Merger
      In reaching their conclusion that the merger is advisable, fair to EMI’s and Elscint’s shareholders and is to the benefit of EMI and Elscint, respectively, the audit committees and boards of directors of EMI and Elscint consulted with their senior management and legal and financial advisors and considered a number of factors, including the following material factors:

•	The view that the merger is intended to allow the merging companies to exploit opportunities which may have been unavailable to either EMI or Elscint separately due to the increased resources and use of their relative advantages and accumulated experience and knowledge of the two companies;

•	The view that the merger is expected to result in increased organizational and business efficiency of the merged company by joining management headquarters and the common use of their joint financial resources and business capabilities;

•	The anticipated reduction in operational costs, including by reason of the joining of the management headquarters of EMI and Elscint and by reason of the elimination of costs resulting from holding and operating a separate public company whose shares are traded on a stock exchange in the United States

(as the merger will result in the de-listing and deregistration of the shares of Elscint from the NYSE and will result in Elscint becoming a wholly-owned subsidiary of EMI);

•	The belief that a combination of EMI and Elscint will result in greater resources and scope of operations than either EMI or Elscint separately enjoys;

•	The prospect of gaining additional financial leverage;

•	The contribution of the merger to higher liquidity and tradability of EMI ordinary shares;

•	The risks associated with the merger of EMI and Elscint as described above under the section entitled “Risk Factors” beginning on page 20;

•	The information concerning the financial performance and condition, business operations, capital levels, asset quality and prospects of EMI and Elscint, and each company’s future financial performance as a separate entity and on a combined basis;

•	The various regulatory filings and approvals required to complete the merger and the likelihood of obtaining these approvals;

•	The terms of the merger agreement;

•	The current and historical market prices of the EMI ordinary shares and the Elscint ordinary shares;

•	The challenges and costs of combining the businesses of two companies of this size and the related risk of diverting management resources from other strategic opportunities and from operational matters;

•	The expected tax treatment of the merger for Israel and United States federal income tax purposes;

•	The continuance of substantially the same reporting requirements by EMI which will be available to current Elscint shareholders; and

•	The recommendation of the respective managements of EMI and Elscint.

      In addition to the factors described above, EMI’s board of directors also considered the written opinion dated August 21, 2005 of C.E. Unterberg, Towbin, that, as of the date of the opinion and based on and subject to the matters noted in the opinion, the exchange ratio provided for in the merger was fair to the shareholders of EMI from a financial point of view, as more fully described below under the caption “Opinion of EMI Financial Advisor.” The fairness opinion was addressed to the board of directors of EMI.
      In addition to the reasons described above, Elscint’s board of directors also considered the written opinion dated August 18, 2005 of Oppenheimer & Co. Inc., that, as of the date of the opinion and based on and subject to the matters noted in the opinion, the exchange ratio provided for in the merger was fair from a financial point of view to the shareholders of Elscint, other than EMI, its controlling shareholder and any affiliates of EMI and/or its controlling shareholder, as more fully described below under the caption “Opinion of Elscint Financial Advisor.” The fairness opinion was addressed to the board of directors of Elscint.
      While the independent committees of EMI’s and Elscint’s board of directors formed for the purpose of considering the proposed merger, audit committees and boards of directors of EMI and Elscint considered each of the foregoing factors in reaching their determinations, individual members of each board of directors may have attached different importance to each of the factors. In view of the number and wide variety of factors considered in connection with their evaluation of the merger, the board of directors of EMI and Elscint did not consider it practicable, nor did they attempt, to assign relative weight to the factors considered in reaching their determinations. In addition, the boards of directors of EMI and Elscint did not assign any particular weight to any factor, but rather conducted an overall analysis of the reasons described above and the additional factors described below. EMI’s and Elscint’s respective boards of directors considered all these factors as a whole, and considered the factors as a whole to be favorable to and to support their determinations.

Opinion of EMI Financial Advisor
      C.E. Unterberg, Towbin acted as financial advisor to EMI in connection with the merger and provided an opinion to EMI’s board of directors as to the fairness, from a financial point of view, to EMI’s shareholders, of the exchange ratio of 0.53 to exchange Elscint ordinary shares (except for Elscint shares held by EMI and any Elscint shares held by or for the benefit of Elscint) for EMI ordinary shares that will result in the Elscint shareholders owning approximately 14% of the combined company’s fully-converted shares at closing, assuming each company’s capital structure remains constant.
      In a meeting of EMI’s board of directors on August 21, 2005 held to evaluate the proposed transaction, C.E. Unterberg, Towbin delivered to EMI’s board of directors its oral opinion, subsequently followed by delivery of a written opinion, that, as of that date and based on the assumptions made, the matters considered and the limitations on the review undertaken and described orally to the board and in the written opinion, the exchange ratio was fair, from a financial point of view, to the holders of the outstanding EMI ordinary shares. The exchange ratio was determined through negotiations between the respective independent committees of EMI and Elscint. C.E. Unterberg, Towbin advised EMI’s independent committee with respect to the principal structural terms of the merger.
      The summary of the C.E. Unterberg, Towbin opinion set forth in this joint proxy statement/ prospectus is qualified in its entirety by reference to the full text of the C.E. Unterberg, Towbin opinion attached as Annex B hereto. The C.E. Unterberg, Towbin opinion was prepared for the benefit and use of EMI’s board of directors in connection with its evaluation of the merger and is not intended to be and does not constitute a recommendation to any shareholder of EMI or Elscint as to how such shareholder should vote, or take any other action, with respect to the merger.
      The C.E. Unterberg, Towbin opinion does not address:

•	the relative merits of the merger and the other business strategies that EMI’s board of directors has considered or may be considering; or

•	the decision of EMI’s board of directors to proceed with the merger, or any alternative transaction.
      C.E. Unterberg, Towbin did not express any opinion as to:

•	the value of any employee agreement or other arrangement, if any, entered into in connection with the merger,

•	any tax or other consequences that might result from the merger; or

•	the value of EMI shares when issued to Elscint shareholders pursuant to the merger or the price at which shares of EMI may trade in the future.
      The trading price of EMI shares may be affected by a number of factors, including but not limited to:

•	dispositions of EMI shares by shareholders within a short period of time after the effective time of the merger;

•	changes in prevailing interest rates and other factors which generally influence the price of securities;

•	adverse changes in the current capital markets, generally and/or in the sectors of which either EMI or Elscint are a part;

•	the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of EMI or Elscint or in their respective product markets;

•	any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities; and

•	timely completion of the merger on terms and conditions that are acceptable to all parties involved.
Furthermore, C.E. Unterberg, Towbin’s opinion does not account for political factors that may affect the countries in which the companies have offices or operations.

      In connection with the preparation of its opinion, C.E. Unterberg, Towbin, among other things:

•	reviewed and analyzed the terms and structure of the transaction;

•	for each of EMI and Elscint, reviewed and analyzed:

•	publicly available financial statements and other information

•	price and trading activity of ordinary shares;

•	compared valuation multiples of comparable public companies and financial terms of other business combinations in the hotel industry, majority owner privatization, relative deal size and other Israeli M&A transactions;

•	met with management of EMI to discuss the strategic rationale for and potential benefits of the transaction; and

•	visited primary EMI and Elscint offices in Tel Aviv, Israel.
C.E. Unterberg, Towbin did not review projected or pro forma financial information for EMI.
      In its review and analysis, and in arriving at its opinion, C.E. Unterberg, Towbin assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it (including information furnished to it verbally or otherwise discussed with it by the managements of EMI and Elscint) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. C.E. Unterberg, Towbin relied upon the assurances of the management of EMI and Elscint that they are not aware of any facts that would make such information inaccurate or misleading.
      Furthermore, C.E. Unterberg, Towbin did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of EMI or Elscint, nor was C.E. Unterberg, Towbin furnished with any such evaluation or current appraisal. C.E. Unterberg, Towbin has assumed that all material assets and liabilities (contingent or otherwise) of EMI and Elscint are as set forth in their respective financial statements or other information made available to C.E. Unterberg, Towbin.
      C.E. Unterberg, Towbin assumed that the merger will be consummated upon the terms set forth in the last draft of the merger agreement reviewed by it without material alteration thereof or waiver of any material terms thereof, including, among other things, that the merger will be effected in accordance with sections 104C and 103K of the Israeli Income Tax Ordinance [New Version], 1961, as shall be in effect from time to time and treated as a tax-free reorganization pursuant to the U.S. Internal Revenue Code of 1986, as amended. C.E. Unterberg, Towbin expressed no opinion regarding whether the necessary approvals or other conditions to the merger will be obtained or satisfied and assumed that obtaining any necessary regulatory approvals or third party consents will not have an adverse effect on the merger or any parties thereto. In addition, C.E. Unterberg, Towbin assumed that the historical financial statements of each of EMI and Elscint reviewed by C.E. Unterberg, Towbin have been prepared and fairly presented in accordance with accounting principles generally accepted in Israel consistently applied and that there has been no material change in the assets, financial condition, results of operations, business or prospects of EMI or Elscint since the date of the most recent historical financial statements made available to C.E. Unterberg, Towbin. C.E. Unterberg, Towbin also assumed that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived. Finally, with EMI’s consent, C.E. Unterberg, Towbin relied upon the advice EMI has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.
      This opinion was necessarily based upon market, economic and other conditions as in effect on, and information made available to C.E. Unterberg, Towbin as of the date thereof. It should be understood that subsequent developments may affect the conclusion expressed in the opinion and that C.E. Unterberg, Towbin disclaimed any undertaking or obligation to advise any person of any change in any matter affecting its opinion which may come or be brought to C.E. Unterberg, Towbin’s attention after the date of the opinion. C.E. Unterberg, Towbin’s opinion is limited to the fairness, from a financial point of view and as of the date thereof, to the shareholders of EMI of the exchange ratio.

Summary of C.E. Unterberg, Towbin’s Financial Analyses
      The following is a summary of the material financial analyses performed by C.E. Unterberg, Towbin in connection with rendering its opinion. The summary of the financial analyses is not a complete description of all the analyses performed by C.E. Unterberg, Towbin. Certain of the information in this section is presented in a tabular form. In order to understand the financial analyses performed by C.E. Unterberg, Towbin better, these tables must be read together with the text of each summary. The C.E. Unterberg, Towbin opinion is based upon the totality of the various analyses performed by C.E. Unterberg, Towbin and no particular portion of the analyses has any merit standing alone.
      Comparable Companies Analysis. Using publicly available information, C.E, Unterberg, Towbin compared certain financial measures and metrics of Elscint to those of the following publicly traded companies in a similar sector to Elscint. The financial measures and metrics included market value, enterprise value, enterprise value as a multiple of revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”), price as a multiple of funds from operations (“FFO”) per share and market value as a multiple of tangible book value.

•	Sunstone Hotel Investors, Inc.

•	Equity Inns, Inc.

•	Innkeepers USA Trust

•	Strategic Hotel Capital, Inc.

•	Ashford Hospitality Trust, Inc.

•	Eagle Hospitality Properties Trust, Inc.

•	MeriStar Hospitality Corporation

•	Highland Hospitality Corporation

•	Winston Hotels, Inc.

•	Boykin Lodging Company

      The following table reflects the means, medians and range of ratios of enterprise values as a multiple of revenue and EBITDA, price as a multiple of FFO per share and market value as a multiple of tangible book value for the above companies versus Elscint:

Elscint

	Purchase Price of	Current Price of
	$9.58(a)	$8.77(b)	Mean	Median	High	Low

Enterprise Value/ Revenue:
Calendar Year 2004 Actual	6.9x	6.7x	5.0x	4.6x	11.9x	1.6x
Last Twelve Months Actual	6.8x	6.6x	4.1x	4.2x	6.9x	1.6x
Calendar Year 2005 Estimates	NA	NA	3.5x	3.3x	4.5x	2.8x
Calendar Year 2006 Estimates	NA	NA	3.0x	2.7x	4.0x	2.6x
Enterprise Value/ EBITDA:
Calendar Year 2004 Actual	46.3x	44.9x	25.5x	18.1x	58.4x	10.8x
Last Twelve Months Actual	47.3x	45.9x	18.9x	16.9x	29.4x	12.1x
Calendar Year 2005 Estimates	NA	NA	13.0x	12.3x	14.5x	12.0x
Calendar Year 2006 Estimates	NA	NA	10.4x	10.5x	11.2x	9.1x
Price/ FFO Per Share:
Calendar Year 2004 Actual	NM	NM	24.2x	21.3x	60.9x	11.0x
Last Twelve Months Actual	NM	NM	14.8x	15.1x	19.5x	10.2x
Calendar Year 2005 Estimates	NA	NA	13.2x	11.8x	22.6x	9.9x
Calendar Year 2006 Estimates	NA	NA	9.8x	9.7x	11.8x	7.9x
Market Value/ Tangible Book Value	0.8x	0.7x	1.8x	1.3x	4.6x	0.9x

(a)	Assumes equity value of Elscint based on an assumed exchange ratio of 0.53 and a purchase price of $9.58

(b)	Assumes equity value of Elscint based on a closing price of $8.77 on August 19, 2005.
      C.E. Unterberg, Towbin then compared the range of comparable companies multiples to that of Elscint’s as of August 19, 2005. C.E. Unterberg, Towbin observed that Elscint’s purchase price multiples were within the range of the comparable companies’ multiples.
      No company compared in the comparable companies analysis is identical to Elscint. Accordingly, an analysis of the results of the foregoing is not entirely mathematical and involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading and other values of the comparable companies or Elscint.
      Comparable Company Transaction Analysis. Using publicly available information, C.E. Unterberg, Towbin analyzed the consideration offered and the implied transaction value premiums or discounts paid or proposed to be paid in 19 hotel industry M&A transactions, 25 majority owner privatization M&A transactions, 51 relative deal size M&A transactions and 17 Israeli M&A transactions.
      In analyzing these “comparable company transactions,” C.E. Unterberg, Towbin compared, among other things, the premiums paid to the one-day, five-day and thirty-day prior closing prices. All premiums for the comparable company transactions were based on public information available at the time of the announcements of the respective transactions.
      C.E. Unterberg, Towbin reviewed the premiums for Elscint pre- the June 8, 2005 announcement (the first announcement made in connection with the merger) and during a period ending on August 19, 2005 leading up to the signing of the merger agreement for the periods indicated below. The following table represents the premium of EMI’s offer price to Elscint’s price assuming an exchange ratio of 0.53:

Premiums Paid	1-Day	5-Day	30-Day

Pre-Announcement(1)	8.4%	54.5%	67.4%
Post-Announcement(2)	16.8%	16.8%	19.9%

(1)	Average prices are as of the close on 6/7/2005

(2)	Average prices are as of the close on 8/19/2005
      The following table represents the premiums for the comparable company transactions:

Premiums Paid	Mean	Median	High	Low

Premium 1 day Prior to Announcement
Hotel Transactions	10.4%	2.0%	81.0%	(9.0)%
Majority Buy-In	41.4%	30.0%	114.0%	(17.0)%
Comparably Sized M&A	36.6%	30.0%	230.0%	0.0%
Israeli M&A	33.6%	19.0%	186.0%	1.0%
Blended	38.3%	30.0%	230.0%	(17.0)%
Premium 5 day Prior to Announcement
Hotel Transactions	9.8%	1.0%	63.0%	(7.0)%
Majority Buy-In	50.1%	36.0%	150.0%	(9.0)%
Comparably Sized M&A	41.6%	33.0%	202.0%	3.0%
Israeli M&A	36.4%	24.0%	150.0%	5.0%
Blended	42.1%	31.0%	202.0%	(9.0)%
Premium 30 day Prior to Announcement
Hotel Transactions	10.9%	8.0%	73.0%	(13.0)%
Majority Buy-In	48.3%	36.0%	144.0%	(6.0)%
Comparably Sized M&A	43.8%	35.0%	361.0%	(42.0)%
Israeli M&A	41.5%	33.0%	163.0%	(13.0)%
Blended	41.6%	33.0%	361.0%	(42.0)%
      C.E. Unterberg, Towbin observed that the premium paid to Elscint’s post-announcement one-day prior share price of $8.77 was 16.8% as of August 19, 2005, based on the implied price of $10.24, and that this premium was within the range of comparable premiums paid to the one-day prior stock prices in the selected transactions. C.E. Unterberg, Towbin observed that the premium paid to Elscint’s post-announcement five-day prior stock price of $8.50 was 16.8% as of August 19, 2005, based on the implied price of $9.93, and that this premium was within the range of comparable premiums paid to the five-day prior stock prices in the selected transactions. C.E. Unterberg, Towbin observed that the premium paid to Elscint’s post-announcement thirty-day prior stock price of $7.99 was 19.9% as of August 19, 2005, based on the implied price of $9.58, and that this premium was within the range of comparable premiums paid to the thirty-day prior stock prices in the selected transactions.
      No transaction compared in the comparable company transaction analysis is identical to the merger of EMI and Elscint. Accordingly, an analysis of the results of the foregoing is not based entirely on the premium of any one transaction or all the transactions to which they are being compared.
      C.E. Unterberg, Towbin reviewed the following multiples paid in the Comparable Company Transactions

•	Enterprise Value/ LTM Revenue

•	Enterprise Value/ LTM EBITDA

•	Enterprise Value/ LTM EBIT

•	Equity Value/ LTM Net Income

•	Equity Value/ Tangible Book Value

Elscint Transaction Price Based Upon
	Assumed Conversion Ratio of 0.53		Mean		Median		High		Low

Enterprise Value/ LTM Revenue:
Hotel Transactions			3.1x		3.0x		5.2x		1.5x
Majority Buy-in			1.5x		0.8x		8.7x		0.1x
Comparably Sized M&A			2.3x		1.8x		6.8x		0.1x
Israeli M&A			4.8x		2.5x		22.4x		0.7x
Blended	6.8	x	2.6x		1.8x		22.4x		0.1x
Enterprise Value/ LTM EBITDA:
Hotel Transactions			47.6x		11.6x		305.3x		4.7x
Majority Buy-in			43.0x		7.7x		495.1x		1.7x
Comparably Sized M&A			11.5x		8.7x		111.0x		1.0x
Israeli M&A			28.0x		17.5x		129.0x		4.1x
Blended	47.3	x	26.4x		9.4x		495.1x		1.0x
Enterprise Value/ LTM EBIT:
Hotel Transactions			46.9x		19.4x		312.6x		5.6x
Majority Buy-in			18.2x		12.0x		84.0x		1.8x
Comparably Sized M&A			15.8x		10.8x		116.5x		1.5x
Israeli M&A			22.4x		17.1x		53.5x		4.2x
Blended	NM		22.0x		12.1x		312.6x		1.5x
Equity Value/ LTM Net Income:
Hotel Transactions			22.3x		14.6x		59.3x		1.6x
Majority Buy-in			7.1x		4.3x		17.2x		0.9x
Comparably Sized M&A			43.2x		20.9x		691.7x		3.6x
Israeli M&A			26.1x		21.2x		63.2x		2.7x
Blended	NM		31.2x		18.3x		691.7x		0.9x
Equity Value/ Tangible Book Value:
Hotel Transactions			2.0	x	1.1	x	7.6	x	0.1x
Majority Buy-in			1.0	x	0.5	x	9.3	x	0.1x
Comparably Sized M&A			4.9	x	2.6	x	67.7	x	1.1x
Israeli M&A			4.8	x	3.2	x	16.1	x	0.5x
Blended	0.8	x	3.6	x	2.1	x	67.7	x	0.1x
      C.E. Unterberg, Towbin then compared the range of comparable company transaction multiples to that of Elscint’s as of August 19, 2005. C.E. Unterberg, Towbin observed that each of Elscint’s purchase price multiples were within the range of the comparable company transaction multiples.

Other Factors and Comparative Analysis.
      In rendering its opinion, C.E. Unterberg, Towbin considered certain other factors and conducted certain other comparative analyses, including, among other things a review of:

•	the history of trading prices and volume for EMI ordinary shares for the period from July 1, 2004, to August 19, 2005; and

•	the history of trading prices and volume for Elscint ordinary shares for the period from July 1, 2004, to August 19, 2005.
      The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by C.E. Unterberg, Towbin. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusions reached by C.E. Unterberg, Towbin are based on all analyses and factors taken as a whole and also on the application of C.E. Unterberg, Towbin’s experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. C.E. Unterberg, Towbin therefore gives no opinion as to the value or merit of any one or more parts of the analysis that it performed standing alone. In performing its analyses, C.E. Unterberg, Towbin considered general economic, market and financial conditions and other matters, many of which are beyond the control of EMI or Elscint. The analyses performed by C.E. Unterberg, Towbin are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses.
      C.E. Unterberg, Towbin was retained based on its experience as a financial advisor in connection with mergers and acquisitions and in securities valuations generally. C.E. Unterberg, Towbin is a nationally recognized investment banking firm. As part of its investment banking business, C.E. Unterberg, Towbin is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes.
      The engagement letter between C.E. Unterberg, Towbin and EMI provides that, for its services, C.E. Unterberg, Towbin received an engagement fee of $50,000 upon execution of the engagement letter and $200,000 payable upon delivery of its opinion regardless of the conclusion expressed. EMI has also agreed to reimburse C.E. Unterberg, Towbin for certain of its out-of-pocket expenses, including legal fees, and to indemnify and hold harmless C.E. Unterberg, Towbin and its affiliates and any director, employee or agent of C.E. Unterberg, Towbin or any of its affiliates, or any person controlling C.E. Unterberg, Towbin or its affiliates for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by C.E. Unterberg, Towbin as financial advisor to EMI. The terms of the engagement letter were negotiated at arm’s length between EMI and C.E. Unterberg, Towbin, and the EMI board was aware of the fee arrangements at the time of the approval of the merger transaction. In the ordinary course of its business, C.E. Unterberg, Towbin may trade in EMI’s securities and Elscint’s securities for its own account and the account of its customers and, accordingly, may at any time hold a long or short position in EMI’s securities and Elscint’s securities.
Opinion of Elscint Financial Advisor
      Elscint’s independent committee engaged Oppenheimer & Co. Inc. to act as its exclusive financial advisor in connection with the merger. In connection with this engagement, Elscint’s independent committee requested that Oppenheimer evaluate the fairness, from a financial point of view, of the exchange ratio provided for in the merger to Elscint’s shareholders, other than EMI, its controlling shareholder and any affiliates of EMI and/or its controlling shareholder.
      On August 18, 2005, at a meeting of the Elscint independent committee held to evaluate the merger, Oppenheimer rendered an oral opinion, which opinion was confirmed by delivery of a written opinion dated August 18, 2005, to the effect that, as of that date and based on and subject to the matters described in the opinion, the exchange ratio was fair, from a financial point of view, to Elscint’s shareholders, other than EMI, its controlling shareholder and any affiliates of EMI and/or its controlling shareholder.
      The full text of the written opinion of Oppenheimer, dated August 18, 2005, is attached as Annex C. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Oppenheimer in rendering its opinion. Oppenheimer’s opinion is directed to Elscint’s board of directors and addresses only the fairness, as of the date of the opinion, from a financial point of view of the exchange ratio to holders of ordinary shares of Elscint, other than EMI, its controlling shareholder and any affiliates of EMI and/or its controlling shareholder. It does not address any other aspects of the proposed merger and does not constitute a recommendation to any holder of ordinary shares of Elscint as to how to vote at the Elscint special meeting. The summary of the opinion of Oppenheimer set forth in this document is qualified in its entirety by reference to the full text of the opinion. We urge you to read the opinion carefully in its entirety.
      In arriving at its opinion, Oppenheimer, among other things:

•	reviewed the draft dated August 18, 2005 of the merger agreement between Elscint and EMI;

•	reviewed certain publicly available financial statements and other information relating to Elscint and EMI;

•	reviewed estimates, independent appraisals and projections prepared by the management of Elscint;

•	compared implied historical exchange ratios between Elscint’s ordinary shares and EMI’s ordinary shares;

•	discussed with the management of each of EMI and Elscint the past and current operations and financial condition and prospects of Elscint and EMI, including, but not limited to, a review of Elscint’s and EMI’s recent operating history, financial performance and prospects and, with respect to Elscint, certain financial forecasts;

•	participated in certain discussions (but not all discussions and negotiations) regarding the negotiation of the exchange ratio with representatives of Elscint’s independent committee;

•	reviewed the historical prices, trading multiples and trading volume of the ordinary shares of Elscint and EMI;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies that Oppenheimer deemed generally comparable to Elscint and EMI;

•	reviewed and analyzed publicly available information with respect to the terms of recent transactions that Oppenheimer deemed generally comparable to the merger or involving companies that it deemed comparable to Elscint; and

•	conducted such other studies, analyses, inquiries and investigations, and reviewed such other information, as Oppenheimer deemed appropriate.
      In arriving at its opinion, Oppenheimer has relied upon and assumed, without independent verification, the accuracy and completeness of all the financial and other information that was reviewed by it, whether obtained from public sources, provided to it by either Elscint or EMI, or that was otherwise reviewed by it. Furthermore, Oppenheimer has not undertaken any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of Elscint or EMI. Oppenheimer relied on the representation that the unaudited financial statements for the three months ended March 31, 2005 of Elscint and EMI were prepared according to generally accepted accounting principles and that no financial statements for any period subsequent to March 31, 2005 were available.
      With respect to the financial projections of Elscint, Oppenheimer relied on representations by Elscint’s management that the projections were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the expected future performance of Elscint. Oppenheimer has further relied upon the assurances of the management of Elscint that they are unaware of any facts that would make such information provided to Oppenheimer incomplete, inaccurate or misleading as of the date of Oppenheimer’s opinion.
      In arriving at its opinion, Oppenheimer was not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of Elscint or any of its assets. Oppenheimer expresses no view as to, and its opinion does not address, the underlying business decision of Elscint to effect the merger nor was Oppenheimer requested to consider the relative merits of the merger as compared to any other transaction in which Elscint might engage.

      In arriving at its opinion, Oppenheimer assumed that:

•	all of the EMI shares to be received by Elscint’s shareholders would be registered under the Securities Act and the shareholders would receive the EMI shares on a tax free basis; and

•	the merger would be consummated in a timely manner and in all material respects in accordance with the terms of the merger agreement, without any waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining any regulatory or third-party consents, approvals or agreements in connection with the merger, no limitations, restrictions or conditions would be imposed that would have an adverse effect on Elscint, EMI or the contemplated benefits of the merger.

Summary of reviews and analyses.
      In preparing its opinion, Oppenheimer performed a variety of financial and comparative analyses, including those described below. The summary of Oppenheimer’s analyses described below is not a complete description of the analyses underlying the opinion. The preparation of a fairness opinion is a complex process involving various judgments and determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Oppenheimer made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Oppenheimer believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.
      Oppenheimer’s opinion is necessarily based on economic, market and other conditions and the information made available to Oppenheimer as of the date of the opinion. In performing its analyses, Oppenheimer, with Elscint’s direction, made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Elscint and EMI. No company, transaction or business used in Oppenheimer’s analyses as a comparison is identical to Elscint, EMI or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. Any estimates contained in the analyses performed by Oppenheimer or relied upon by Oppenheimer in rendering its opinion and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.
      In arriving at its opinion, Oppenheimer did not rely on any one particular analysis or methodology, but formulated its opinion on the whole of such analyses. Oppenheimer did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion. In arriving at its opinion, Oppenheimer did not assign any particular weight to any analysis or factor considered by it, but rather made qualitative judgments based upon its experience in providing such opinions and on then-existing economic, monetary, market and other conditions as to the significance of each analysis and factor.
      Oppenheimer’s opinion and financial analyses were only one of many factors considered by Elscint’s independent committee, audit committee and board of directors in their evaluation of the proposed merger and should not be viewed as determinative of the views of the independent committee, audit committee and board of directors or of Elscint’s management with respect to the merger or the merger consideration.

      The following is a summary of the material reviews and financial and valuation analyses presented by Oppenheimer to Elscint’s independent committee at its telephonic meeting held on August 18, 2005. In order to understand fully the reviews and financial valuation analyses used by Oppenheimer, any information presented in tabular format must be read together with the text of each summary. The tables alone do not represent a complete description of any such reviews or financial and valuation analyses. This summary does not purport to be a complete description of the analyses underlying the Oppenheimer opinion. All such reviews and financial valuation analyses were based on information available to Oppenheimer on August 17, 2005, and Oppenheimer has not undertaken, and is under no duty, to update any such reviews or financial valuation analyses upon the availability of new information. Based on information provided by Elscint and EMI’s management, Oppenheimer based its analyses on fully diluted shares outstanding of approximately 17.5 million shares for Elscint and 20.3 million shares for EMI.
      Comparative Stock Price Performance. Oppenheimer conducted historical analyses of closing prices of the ordinary shares of Elscint and EMI. Oppenheimer observed that from June 8, 2004 to June 7, 2005, the closing price of the Elscint ordinary shares increased by 43.4% and the closing price of the EMI ordinary shares increased by 134.5%. Oppenheimer also noted that from June 8, 2004 to June 7, 2005, Elscint’s average daily trading volume was 7,820 shares and EMI’s average daily trading volume on the NASDAQ National Market was 17,223 shares and on the Tel Aviv Stock Exchange was 63,428 shares. Oppenheimer further observed that the average daily trading volume on the Tel Aviv Stock Exchange from February 1, 2005 to June 7, 2005 was 96,896 shares.
      Premiums Paid Analysis. Oppenheimer conducted an analysis of stock price premiums paid to targets by acquirers for three different groups of mergers and acquisitions, excluding share repurchases, from January 1, 2003 through August 12, 2005, which Oppenheimer considered reasonably comparable in size, industry or structure to the Elscint/ EMI transaction, from available data from Thomson Financial. The first group of transactions analyzed by Oppenheimer were transactions having transaction values ranging from $100 million to $500 million where the consideration to the target was all stock; the second group of transactions analyzed by Oppenheimer were real estate and hotel transactions having transaction values ranging from $100 million to $1 billion; and the third group of transactions analyzed by Oppenheimer were transactions where a controlling shareholder acquired the remaining interest in its subsidiary, having transaction values ranging from $100 million to $1 billion. Oppenheimer noted that the premiums analysis necessarily involves complex considerations and judgments concerning many factors that would affect the acquisition value and the premium paid in the transaction including, financial and operating characteristics, form of consideration, acquisition terms and other factors specific to a particular transaction. Oppenheimer compared the proposed common stock per share consideration of these transactions to the one-day prior, one-week prior, one-month prior and one-year average share price prior, of Elscint to the public announcement of the formation of the independent committees of Elscint and EMI to evaluate the proposed merger. Oppenheimer noted that the 0.53 exchange ratio on August 17, 2005 represented a 48.8%, 60.7%, 82.4%, and 97.1% premium to Elscint’s closing share price one-day prior, one-week prior, one-month prior and the average of one-year prior to the public announcement of the formation of the special committees to evaluate the transaction, respectively. By comparison, the table below provides the range of premiums paid with respect to the comparable transactions analyzed:

	Premium Paid

	One-Day	One-Week	One-Month
	Prior	Prior	Prior

All Stock Consideration Transactions
Average	31.1%	35.5%	44.2%
Median	23.1%	24.2%	28.7%
Real Estate/ Hotel Transactions
Average	15.3%	16.5%	17.5%
Median	11.1%	14.2%	13.8%
Acquisition of Remaining Interest
Average	27.9%	29.4%	37.6%
Median	24.0%	23.8%	31.4%

      Relative Contribution Analysis. Oppenheimer calculated the relative financial contribution of each of Elscint and EMI to the pro forma combined company, utilizing independent real property appraisals, fair market value or book value (as of March 31, 2005) to determine the current appraised net asset value of each company. Oppenheimer then compared the appraised net asset value of Elscint to the appraised net asset value of EMI. Based on this analysis, the ratio of Elscint’s assets to EMI’s assets was 0.486 compared to the exchange ratio in the proposed merger of 0.53.
      Selected Comparable Company Analysis. Using recently published publicly available estimates, Oppenheimer compared certain trading and valuation statistics in a selected group of publicly traded (non-Real Estate Investment Trust) companies in the hotel and leisure sector, which in Oppenheimer’s judgment, were generally comparable to Elscint for the purposes of this analysis from both a financial and operational perspective. Oppenheimer utilized the earnings forecasts for these companies from FirstCall consensus estimates. Oppenheimer’s analysis was based on closing stock prices as of August 15, 2005. The projected multiple of enterprise value (market equity value less cash, plus debt, minority interests and preferred stock) calculated as of August 15, 2005, to estimated 2006 EBITDA ranged from 11.7x to 12.9x which implied a per share reference range of $3.76 to $5.93, which, in turn, implied a share exchange ratio of 0.20 to 0.31, compared to the exchange ratio in the proposed merger of 0.53.
      Oppenheimer noted that no company utilized in the comparable company analysis was identical to Elscint. In evaluating the peer group, Oppenheimer made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and many other matters, including the impact of competition.
      Discounted Cash Flow Analysis. Oppenheimer performed a discounted cash flow analysis on the projected cash flows of Elscint for the period ending June 30, 2005 through December 31, 2010 using projections and assumptions provided by the management of Elscint as guidance. In determining the theoretical or intrinsic value of Elscint, Oppenheimer calculated the estimated present value of the stand-alone, unleveraged, after-tax free cash flows that Elscint could generate for the period from July 1, 2005 through December 31, 2005 and calendar years 2006 through 2010 as derived from discussions with the management of Elscint. For the purpose of this analysis, Oppenheimer calculated a range of estimated terminal values for Elscint by applying multiples ranging from 10.1x to 11.1x to Elscint’s 2010 estimated EBITDA. The estimated free cash flows and terminal values were then discounted to present value using a range of discount rates of 7.7% to 9.4%. Elscint’s net debt (debt less excess cash) as of March 31, 2005 (pro forma for the cash acquisition of Mango Israel on May 5, 2005), was subtracted from the sum of the present value of Elscint’s cash flows and the present value of Elscint’s terminal value to determine the theoretical equity value of Elscint and that result was divided by fully-diluted Elscint shares outstanding on a treasury method basis. Based on the above assumptions, this analysis indicated an implied per share equity reference range of $9.18 to $10.88 per share, based on an 8.5% discount rate, which implied a share exchange ratio of 0.48 to 0.57, compared to the exchange ratio in the proposed merger of 0.53.
      Selected Precedent Mergers and Acquisitions Transactions. Oppenheimer compared certain publicly available statistics from SEC filings, company press releases and publicly available research of selected precedent mergers and acquisitions from January 1, 2003 to August 12, 2005 involving companies that operate in the hotel industry or in a similar industry, which Oppenheimer deemed comparable to the transaction between Elscint and EMI. Oppenheimer compared transaction enterprise value to EBITDA multiples relating to the proposed acquisition of Elscint by EMI.
      Oppenheimer noted that none of the precedent merger and acquisition transactions was identical to the merger between Elscint and EMI. Oppenheimer further noted that the analysis of precedent transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics, form of consideration, acquisition terms and other factors that would necessarily affect the acquisition value of Elscint versus the acquisition value of any other comparable company in general and the transactions above in particular. Oppenheimer noted that the median enterprise value/upcoming fiscal year EBITDA for the precedent merger and acquisition transactions was 11.8x which implied a per share reference range of $2.92 to $5.00, or a share exchange ratio of 0.15 to 0.26, compared to the exchange ratio in the proposed merger of 0.53.

Miscellaneous
      In the ordinary course of its business, Oppenheimer may actively trade securities of Elscint or EMI for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.
      Elscint’s independent committee retained Oppenheimer based upon Oppenheimer’s qualifications, experience and expertise. Oppenheimer is an internationally recognized investment banking and advisory firm. Oppenheimer, as part of its investment banking and financial advisory business, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and dispositions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.
      Elscint agreed to pay Oppenheimer an aggregate engagement fee of $50,000 upon execution of the engagement letter and $200,000 payable upon delivery of its opinion regardless of the conclusion expressed. Elscint has also agreed to reimburse Oppenheimer for its out-of-pocket expenses incurred in performing its services, including reasonable fees and expenses of its legal counsel. In addition, Elscint has agreed to indemnify Oppenheimer and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Oppenheimer or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Oppenheimer’s engagement.
      The terms of the engagement letter were negotiated at arm’s-length between Elscint and Oppenheimer and the Elscint board of directors was aware of the fee arrangements at the time of its approval of the merger agreement.
Interests of Certain Persons in the Merger

Directors and Officers
      In considering the recommendation of the EMI and Elscint boards of directors, EMI and Elscint shareholders should be aware that, as described below, some of the members of EMI’s and Elscint’s management and boards of directors may have interests in the merger that are different from, or in addition to, the interests of EMI or Elscint shareholders generally. The EMI and Elscint boards of directors were aware of these interests of their directors and officers and considered these interests of their directors and officers, among other matters, in approving the merger and the merger agreement.
      Mr. Mordechay Zisser is the Executive Chairman of the Board of Directors of EMI and is President and Chairman of the Board of Directors of Europe-Israel and Control Centers, a privately held company, which is the parent company of Europe-Israel. Europe-Israel beneficially owns approximately 54.34% of the voting rights in EMI. In addition, Mr. Zisser also owns 350,000 ordinary shares of EMI.
      Mr. Shimon Yitzhaki, President, Chief Financial Officer and a member of the board of directors of EMI, is also a member of the board of directors of Elscint, and owns 87,265 ordinary shares of EMI and 50,000 ordinary shares of Elscint.
      Ms. Rachel Lavine, Elscint’s President and a member of the board of directors of Elscint, is also a director of EMI and acting Chief Executive Officer of Plaza Centers (Europe) B.V., a wholly owned subsidiary of EMI, and owns 70,939 ordinary shares of EMI and 100,000 ordinary shares of Elscint.
      Mr. Yehoshua (Shuki) Forer, a director of EMI, owns 10,000 ordinary shares of EMI.
      Mr. Marc Lavine, the Corporate Secretary and General Counsel of both EMI and Elscint, owns ordinary shares 46,632 ordinary shares of EMI and 50,000 ordinary shares of Elscint.
      Mr. Abraham (Rami) Goren, the Executive Chairman of the Board of Directors of Elscint, owns 90,000 ordinary shares of Elscint. Mr. Goren also assists with the high-tech investments of EMI.

      Mr. Moshe Leon, an external director of Elscint, owns 25,000 ordinary shares of Elscint.
      Mr. Benny Gal, an external director of Elscint, owns 25,000 ordinary shares of Elscint.
      Mr. Shlomo Ben Eliyahu, a director of Elscint, owns options to purchase up to 25,000 ordinary shares of Elscint.
      Mr. Shmuel Perets, a director of Elscint, owns options to purchase up to 25,000 ordinary shares of Elscint.
      Mr. Uri Levin, the Chief Financial Officer of Elscint, owns 25,000 ordinary shares of Elscint and 290 ordinary shares of EMI.
      Personal Interest under the Israeli Companies Law
      Under Israeli law, members of a company’s board of directors having a personal interest in the approval of a transaction may not be present during discussions or vote on the proposed transaction at meetings of the board of directors or audit committee in which the proposed transaction is discussed, unless the majority of the members of the board of directors or the members of the audit committee, as the case may be, have personal interest in the proposed transaction. If a majority of the board has personal interests in a proposed transaction, then the interested directors may be present during discussions and vote on the transaction at the meeting of the board of directors approving the transaction, but the shareholders of the company must also approve the transaction. Under the Israeli Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including: (i) a personal interest of that person’s relative (i.e. spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above); or (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds five percent (5%) or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.
      In light of the foregoing, to avoid any doubt concerning the existence of a personal interest of EMI’s directors, Shimon Yitzhaki and Rachel Lavine, constituting two out of the seven members of EMI’s board of directors, did not participate in the vote to approve the transaction. In addition, as described under the section “Background of the Merger” above, the negotiations that led to the merger were handled by, and the decision of the audit committee and board of directors to approve the transaction relied in part upon the recommendation of, EMI’s independent committee formed by EMI’s board of directors for the purpose of considering the transaction. The independent committee consisted of two members of EMI’s audit committee and one member of EMI’s board of directors.
      In light of the foregoing, to avoid any doubt concerning the existence of a personal interest of Elscint’s directors, Abraham (Rami) Goren, Rachel Lavine and Shimon Yitzhaki, constituting three out of the seven members of Elscint’s board of directors, did not participate in the vote to approve the transaction. In addition, as described under the section “Background of the Merger” above, the negotiations that led to the merger were handled by, and the decision of the audit committee and board of directors to approve the transaction relied in part upon the recommendation of, Elscint’s independent committee formed by Elscint’s board of directors for the purpose of considering the transaction. The independent committee consisted of all members of the audit committee.

Insurance
      Under the merger agreement, EMI will continue to purchase or cause Elscint to purchase a directors’ and officers’ liability insurance policy, within an umbrella policy covering EMI, Elscint and/or any of their respective affiliates, including Europe-Israel, for Elscint’s directors and officers for the seven (7) years following the closing of the merger, on substantially similar terms to the directors’ and officers’ liability insurance policy maintained by Elscint prior to the closing and which coverage amount shall not be less than $40 million, provided that the annual premium for such policy shall not exceed an agreed upon maximum premium amount. In the event such maximum premium amount is exceeded, EMI shall purchase or cause Elscint to purchase the highest coverage amount available for the maximum premium amount. Any successor entity to Elbit or Elscint would be required to assume the foregoing obligations with respect to the purchase and maintenance of such a directors’ and officers’ liability insurance policy on such terms.

Treatment of Elscint Options
      Elscint has outstanding options exercisable into 50,000 ordinary shares of Elscint at an exercise price of NIS 20.49 per share, which options have been issued to two directors of Elscint pursuant to an incentive plan adopted by Elscint shareholders in December 2003. Under the terms of the merger agreement, upon the closing of the merger, each outstanding option to purchase ordinary shares of Elscint will be assumed by EMI and will be deemed to be an option to purchase ordinary shares of EMI. Each assumed option will, after the merger, entitle the holder to acquire, on substantially the same terms and conditions applicable under the original Elscint incentive plan, the number of ordinary shares of EMI equal to the number of Elscint ordinary shares that the holder of the option was entitled to acquire, multiplied by the exchange ratio of 0.53 rounded to the nearest whole number of shares of EMI ordinary shares. The exercise price per EMI share of each outstanding option will be the same exercise price per share specified in the original Elscint incentive plan, divided by the exchange ratio of 0.53 (rounded to the nearest hundredth).
      For United States securities law purposes, the assumption of these options by EMI is deemed to be an offer to sell the options to the two Elscint optionholders voting on the merger agreement and the merger. Accordingly, this transaction is being registered on the Registration Statement on Form F-4, of which this joint proxy/statement prospectus is a part. Following the consummation of the merger, EMI will register the ordinary shares underlying the assumed options on a Registration Statement on Form S-8.
      Elscint has received, from each of the two directors who were granted options to purchase Elscint’s ordinary shares, an approval in writing for the merger and the merger agreement.
      The treatment of the assumption by EMI of Elscint options as tax exempt for Israeli tax purposes will be included as part of the pre-ruling for the merger to be received by the Israeli tax authority.

Personal Interests of Certain Shareholders in the Merger
      Under Israeli law, each of EMI and Elbit Medical Holdings Ltd. has a personal interest (within the meaning of such definition under the Israeli Companies Law, see “The Merger — Interests of Certain Persons in the Merger” above) in the merger due to their ownership of a controlling interest in Elscint prior to completion of the merger. This personal interest does not affect either EMI’s or Elbit Medical Holdings Ltd.’s ability to vote for the merger and the merger agreement as an Elscint shareholder, but the Israeli Companies Law requires that in addition to the special majority required under sections 350-351 of the Israeli Companies Law which governs the merger, the approval of the merger agreement and the merger either:

(i) the majority vote at the special meeting includes at least one-third of the total votes of shareholders having no personal interest in the proposal, participating at the special meeting in person or by proxy (abstentions shall not be taken into account in counting the above-referenced shareholders’ votes); or

(ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in Elscint.
Accounting Treatment
      The merger will be treated as a “purchase” for accounting purposes, which means that the purchase price (calculated based on EMI’s number of shares issued in consideration for Elscint’s minority shares and on EMI’s average share market price close to the date of the announcement of the exchange ratio of the merger) will be allocated by EMI to Elscint’s assets and liabilities based on the fair value of the assets acquired and the liabilities assumed. Any excess of the fair value of Elscint’s net identified assets acquired over the purchase price at acquisition, or “Negative Initial Difference”, will be set-off in the consolidated financial statements of EMI, first against any intangible asset of Elscint, with the balance set-off against non-monetary tangible assets pro rata to their fair value.

Tax Considerations

Israeli Tax Considerations with Respect to the Merger
      The following discussion sets forth the material Israeli income tax consequences to Elscint, EMI and their shareholders in respect of the exchange of Elscint ordinary shares for EMI ordinary shares pursuant to the merger and the ownership of EMI ordinary shares. This discussion is based on the Ordinance, regulations promulgated thereunder, circulars and judicial decisions as of the date of this joint proxy statement/ prospectus, all of which are subject to change, possibly with retroactive effect, and open to differing interpretations.
      The discussion below is for general information only and, except where specifically noted, does not address all aspects of Israeli income taxation that may be relevant to EMI, Elscint and their shareholders. The tax treatment of an Elscint shareholder may vary depending upon such shareholder’s particular situation, and certain shareholders may be subject to special rules not discussed below.
      In general, under the Ordinance, the exchange of Elscint ordinary shares for EMI ordinary shares is deemed to be a sale of shares. However, the Ordinance provides that the sale of shares of a listed Israeli resident company by a non-Israeli resident will be exempt for Israeli tax purposes, provided that such shareholder did not hold these shares prior to their listing at the stock exchange. The sale of shares by a non-Israeli resident might also be exempt from tax for Israeli tax purposes under an applicable tax treaty.
      EMI and Elscint have jointly approached the Israeli tax authorities to receive both a pre-ruling and the Israeli income tax commissioner’s consent that the merger, as structured, would be treated as a tax-free transaction for Israeli tax purposes under section 104(c) combined with section 103(k) of the Ordinance (or solely by section 103(k) of the Ordinance). However, any cash, received in lieu of fractional share interests in EMI ordinary shares will not be exempt for Israeli tax purposes and may be subject to tax according to the Ordinance provisions.
      Pursuant to sections 103(k) and 104(c) of the Ordinance, which govern the merger (or alternatively solely by section 103(k) of the Ordinance), EMI, Elscint and their controlling shareholders are subject to certain conditions. The following is a short summary of the material conditions imposed on either EMI, Elscint or their controlling shareholders:

•	The “controlling shareholders” (i.e. a shareholder who either (i) owns 5% or more of the share capital; (ii) has 5% or more of the voting rights; (iii) has the right to receive at least 5% of the company profits or 5% of its assets upon liquidation; (iv) has the power to nominate a director) of either EMI or Elscint (excluding provident funds as defined in section 47 of the Ordinance and mutual funds as defined in the Joint Investment Trust Law) will not sell or transfer EMI shares held or received upon the merger for a successive duration of two years from the end of the tax year in which the merger was completed (or a shorter period under certain conditions).

•	Most of the assets held by Elscint and EMI prior the merger and most of the assets transferred upon the merger will not be sold and will be used in a manner that, under the circumstances, is customary in the conduct of Elscint’s business for a period of two years from the end of the tax year at which the merger was completed.

•	The main economic activity of EMI and Elscint before the merger will continue for a period of two years from the end of the tax year at which the merger was completed.

•	EMI will issue shares with equal rights to all Elscint shareholders, other than EMI and Elscint, in proportion to their holdings in Elscint, and no additional direct or indirect consideration (except with respect to cash, if any, received in lieu of fractional share interests in EMI ordinary shares), will be given in the course of the merger by EMI or any other person.

•	A withholding tax at a rate which will be set forth in the pre-ruling will be withheld from any cash payment received in lieu of fractional share interests in EMI ordinary shares, unless the shareholder (including non-Israeli shareholder) will provide EMI in advance with an approval from the Israeli tax authorities for an exemption from, or reduced rate of, withholding tax.

      As part of the final pre-ruling to be issued by the Israeli tax authorities, additional conditions and/or restrictions may be imposed on EMI, Elscint and their controlling shareholders by the Israeli tax authorities. In the event any of the conditions specified above or any other conditions and/or restrictions to be specified in the aforementioned pre-ruling are breached and/or are not met, the merger will not be treated as tax exempt for Israeli tax purposes. In such event, the Israeli tax authorities may impose, in accordance with the Ordinance, capital gains tax on Elscint shareholders in respect of the exchange of the Elscint and EMI ordinary shares under the merger. EMI expects that it, Elscint and their controlling shareholder will be prepared to comply with such additional conditions and restrictions. Nevertheless, in the event the Israeli tax authority imposes additional conditions and/ or restrictions that are unacceptable to either EMI or Elscint or if they are not able to obtain the consent of EMI’s controlling shareholder to such additional conditions or restrictions, then EMI and Elscint will decline the receipt of such pre-ruling and the merger agreement will be terminated.
      Based on those conclusions and subject to the fulfillment of the all the conditions and requirements in respect of the aforementioned reorganization under the Ordinance, the regulations promulgated thereunder and the pre-ruling provisions, the following material Israeli income tax consequences will result from the merger:

•	No income, gain or loss will be recognized by EMI or Elscint as a result of the issuance of EMI ordinary shares to Elscint shareholders (other than EMI and Elscint) pursuant to the merger;

•	Neither EMI’s nor Elscint’s shareholders will recognize any income, gain or loss as a result of the receipt of EMI ordinary shares in exchange for Elscint ordinary shares pursuant to the merger, except with respect to cash received in lieu of fractional shares;

•	The aggregate tax basis to Elscint shareholders in the EMI ordinary shares received in exchange for Elscint ordinary shares pursuant to the merger, will equal any such Elscint shareholder’s aggregate tax basis in the Elscint ordinary shares surrendered in exchange therefor;

•	The holding period of Elscint shareholders with respect to the EMI ordinary shares received pursuant to the merger will include the holding period of the Elscint ordinary shares surrendered in exchange therefor; and

•	An Elscint shareholder that receives cash in lieu of fractional shares pursuant to the merger will be treated as having received such cash in exchange for such fractional shares and generally will recognize capital gain or loss on such deemed exchange in an amount equal to the difference between the amount of cash received and the tax basis of Elscint ordinary shares allocable to such fractional shares. A withholding tax at a rate which will be set forth in the pre-ruling will be withheld from any cash payment received in lieu of fractional share interests in EMI ordinary shares, unless the shareholder (including any non-Israeli resident shareholder) will provide to EMI in advance an approval from the Israeli tax authorities for an exemption from, or reduced rate of, withholding tax.

Material United States Federal Income Tax Considerations with Respect to the Merger and Ownership of EMI Ordinary Shares
      The following discussion sets forth the material U.S. federal income tax consequences to “U.S. holders” (defined below) of the exchange of Elscint ordinary shares for EMI ordinary shares pursuant to the merger and the ownership of EMI ordinary shares. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, administrative rulings and pronouncements and judicial decisions as of the date of this joint proxy statement/ prospectus, all of which are subject to change, possibly with retroactive effect, and open to differing interpretations.
      The discussion below is for general information only and, except where specifically noted, does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. holder of Elscint ordinary shares, the effects of state, local or non-U.S. tax laws or the potential applicability of U.S. federal and state gift or estate taxation. In addition, the discussion below relates to persons who hold Elscint ordinary shares and will hold EMI ordinary shares as capital assets (that is, generally for investment).

      The tax treatment of an Elscint shareholder may vary depending upon such shareholder’s particular situation, and certain shareholders may be subject to special rules not discussed below. Such shareholders would include, for example:

•	insurance companies, banks or other financial institutions;

•	tax-exempt organizations;

•	broker-dealers;

•	persons who hold Elscint ordinary shares as part of a hedge, straddle, constructive sale or conversion transaction;

•	persons who received Elscint ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation;

•	persons who hold directly, indirectly or constructively 10% or more of the voting power of Elscint ordinary shares;

•	persons who will hold directly, indirectly or constructively at least 5% of the total value and total voting power of EMI ordinary shares immediately after the merger;

•	persons who have a functional currency other than the U.S. dollar;

•	persons subject to the alternative minimum tax;

•	real estate investment trusts and regulated investment companies;

•	individual retirement and other deferred tax accounts;

•	expatriates or other former long-term residents of the U.S.; and

•	partnerships and persons who own their Elscint ordinary shares through a partnership or other pass-through entity.
      As used in this section, the term “U.S. holder” means a beneficial owner of an Elscint ordinary share who is for U.S. federal income tax purposes:

•	a citizen or individual resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) if the trust has elected validly to be treated as a U.S. person for U.S. federal income tax purposes or (ii) if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions.
      If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Elscint ordinary shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of that partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences to it of the merger and ownership of EMI ordinary shares.
      Each U.S. holder is urged to consult its own tax advisor to determine the U.S. federal, state, local and non-U.S. tax consequences of the merger and the ownership of EMI ordinary shares, in light of the U.S. holder’s particular facts and circumstances. For a discussion of the Israeli tax consequences of the merger to U.S. holders, see “Tax Considerations — Israeli Tax Considerations with Respect to the Merger.”

Consequences of the Merger

In General
      In the opinions of Kramer Levin Naftalis & Frankel LLP, counsel to EMI, and Carter Ledyard & Milburn LLP, special counsel to Elscint’s independent committee in connection with the merger:

•	The merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code; and

•	Each of EMI and Elscint will be a party to the reorganization within the meaning of section 368(b) of the Code.
Based on those conclusions and subject to the special rules described in the next section, the following additional material U.S. federal income tax consequences will result from the merger:

•	A U.S. holder will not recognize any income, gain or loss as a result of the receipt of EMI ordinary shares in exchange for Elscint ordinary shares pursuant to the merger, except with respect to cash received in lieu of fractional shares;

•	The aggregate tax basis to a U.S. holder in the EMI ordinary shares received in exchange for Elscint ordinary shares pursuant to the merger, including any fractional share interest in EMI ordinary shares for which cash is received, will equal such U.S. holder’s aggregate tax basis in the Elscint ordinary shares surrendered in exchange therefor;

•	The holding period of a U.S. holder for the EMI ordinary shares received pursuant to the merger will include the holding period of the Elscint ordinary shares surrendered in exchange therefor;

•	A U.S. holder who receives cash in lieu of fractional shares pursuant to the merger will be treated as having received such cash in exchange for such fractional shares and generally will recognize capital gain or loss on such deemed exchange in an amount equal to the difference between the amount of cash received and the tax basis of Elscint ordinary shares allocable to such fractional shares; and

•	No income, gain or loss will be recognized by EMI or Elscint as a result of the transfer to Elscint shareholders of EMI ordinary shares by EMI pursuant to the merger.
      The above opinions, which are not binding on the U.S. Internal Revenue Service or the courts, are conditioned upon the assumption, which we refer to as the supporting condition, that the merger will be completed under the current terms of the merger agreement. The ability to satisfy the supporting condition, and therefore the U.S. federal income tax consequences of the merger, depend in part on facts that will not be available until the completion of the merger. There can be no assurance that the merger will be completed or that the supporting condition will be satisfied, although we expect that it will be. In addition to the supporting condition, the above opinions are based on, among other things, facts existing as of the date hereof, on certain representations as to factual matters made by EMI and Elscint and on the assumption as to the absence of material changes in facts or in law between the date hereof and the effective time of the merger.
      If the supporting condition is not satisfied or if such representations or assumptions are incorrect in certain material respects, the conclusions reached in the opinions could be jeopardized, and the tax consequences of the merger could differ materially from those set forth above. In particular, in such event, the exchange by U.S. holders of their Elscint ordinary shares for EMI ordinary shares in the merger could be taxable depending on the particular facts surrounding the merger, some of which may not be known until completion of the merger. If the merger is taxable, then U.S. holders generally would recognize gain or loss on the exchange of Elscint ordinary shares for EMI ordinary shares measured by the difference between the fair market value of EMI ordinary shares (together with any cash received in lieu of a fractional interest in EMI ordinary shares) received by such U.S. holders and such U.S. holders’ bases in the Elscint ordinary shares surrendered.

Special Rules Applicable to PFICs
      Notwithstanding the foregoing, if Elscint was in a prior taxable year in which a U.S. holder owned Elscint ordinary shares or will be for the taxable year in which the merger occurs a PFIC and EMI is not a PFIC for the taxable year in which the merger occurs, a U.S. holder, unless the holder is a “qualified U.S. holder,” will be subject to the following special tax rules.
      For purposes of this discussion, a “qualified U.S. holder” means a U.S. holder who either:

(i) made for the first year in which such U.S. holder owned Elscint ordinary shares or in which Elscint was a PFIC, whichever is later, a “qualifying electing fund” election; or

(ii) has during the period the U.S. holder owned Elscint ordinary shares and in which Elscint was a PFIC made a “mark-to-market” election (such elections are discussed below under “Material United States Federal Income Tax Considerations with Respect to the Merger and Ownership of EMI Ordinary Shares — Ownership of EMI Ordinary Shares — Passive Foreign Investment Company Status”).
If a U.S. holder has made either of these elections, special rules may apply with respect to the merger and such U.S. holder is urged to consult its own tax advisor.
      If a U.S. holder (other than a qualified U.S. holder) realizes gain with respect to his or her Elscint ordinary shares, the following material U.S. federal income tax consequences will result:

•	The U.S. holder will be required to treat the entire amount of gain realized in the merger as an “excess distribution,” which is subject to special tax rules discussed in greater detail below under “Material United States Federal Income Tax Considerations with Respect to the Merger and Ownership of EMI Ordinary Shares — Ownership of EMI Ordinary Shares — Passive Foreign Investment Company Status;”

•	The EMI ordinary shares acquired by the U.S. holder pursuant to the merger will not be treated as shares of a PFIC, unless EMI subsequently becomes a PFIC;

•	The U.S. holder’s basis in the EMI ordinary shares received pursuant to the merger will equal such U.S. holder’s aggregate tax basis in the Elscint ordinary shares surrendered in the exchange therefor, plus the amount of gain recognized in the exchange; and

•	The holding period of EMI ordinary shares will commence the day after the merger.
      If Elscint is or has been, during a U.S. holder’s holding period, and EMI is not, a PFIC and a U.S. holder (other than a qualified U.S. holder) realizes a loss with respect to his or her Elscint ordinary shares, the tax consequences will be similar to those discussed above under the heading “Material United States Federal Income Tax Considerations with Respect to the Merger and Ownership of EMI Ordinary Shares — Consequences of the Merger — In General.” However, if in that event, and if the merger qualifies as a reorganization, special rules may apply with respect to the PFIC status and the holding period of the EMI ordinary shares received by the U.S. holder in the merger and, accordingly, U.S. holders should consult their own tax advisors.
      EMI does not believe that it has ever been, or will be for the current taxable year, a PFIC. Elscint believes that it has not been a PFIC for any prior taxable year and that it will not be a PFIC for the current taxable year, except that it may have been a PFIC in 1999 and 2000, as a result of the sale of its former business at the end of 1998. The test for determining PFIC status are fact-intensive and subject to legal interpretation for which definitive authority is lacking. Although Elscint believes that there are reasonable interpretations of the PFIC rules under which it would not be classified as a PFIC in 1999 and 2000, there can be no assurance that such view would prevail.
      If EMI and Elscint are both PFICs for the taxable year in which the merger is completed, the foregoing special tax rules applicable to the exchange of the Elscint ordinary shares in the merger would not apply. In such case, the U.S. federal income tax consequences to U.S. holders of the exchange of their Elscint ordinary shares in the merger would be governed by the tax rules discussed above under the heading “Material United States Federal Income Tax Considerations with Respect to the Merger and Ownership of EMI Ordinary Shares — Consequences of the Merger — In General.” Additionally, the U.S. holders would have received shares of a PFIC in the merger, the ownership and disposition of which are subject to special rules discussed below under the heading “Material United States Federal Income Tax Considerations with Respect to the Merger and Ownership of EMI Ordinary Shares — Ownership of EMI Ordinary Shares — Passive Foreign Investment Company Status.”
Ownership of EMI Ordinary Shares

Distributions
      Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. holder of EMI ordinary shares will be required to include in gross income as ordinary income the amount of any distribution paid on such ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of EMI’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. holder’s tax basis in its EMI ordinary shares and, to the extent in excess of such tax basis, will be treated as gain from the sale or exchange of EMI ordinary shares. Such dividends generally will not qualify for the dividends received deduction generally available to corporations. The amount of any cash distribution in respect of EMI ordinary shares paid in NIS will equal the U.S. dollar value of the distribution, calculated by reference to the “spot” exchange rate in effect on the date of receipt or deemed receipt of the distribution. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. holder to the date that payment is converted into U.S. dollars generally will be treated as ordinary income or loss.
      The maximum U.S. federal income tax rate on certain “qualified dividends” paid to non-corporate U.S. holders through 2008 is 15% and is subject to U.S. ordinary tax rates thereafter. For this purpose, qualified dividends generally include dividends paid by a foreign corporation if certain holding period and other requirements are met and either (i) stock of the foreign corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S. or (ii) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. that includes an information exchange program and that is determined to be satisfactory by the U.S. Secretary of the Treasury. The Internal Revenue Service has determined that the U.S.-Israel Tax Treaty is satisfactory for this purpose and EMI’s ordinary shares currently trade on the NASDAQ National Market. The reduced tax rate generally will not apply, however, to dividends paid by EMI if EMI is treated as a PFIC in the taxable year the dividend is paid or in the prior taxable year. Currently, EMI does not believe that it was a PFIC in 2004 or will be in 2005. See discussion below under “— Passive Foreign Investment Company Status.”
      Subject to certain complex conditions and limitations set forth in the Code, including certain holding period requirements, U.S. holders generally will be able to elect to deduct or claim as a credit against their U.S. federal income tax liability any Israeli withholding tax deducted from dividends received on EMI ordinary shares. For purposes of calculating the foreign tax credit, dividends paid on EMI ordinary shares generally will be treated as foreign source income and will constitute “passive income,” or in the case of certain U.S. holders with respect to taxable years beginning on or before December 31, 2006, “financial services income.” U.S. holders should note that recently enacted legislation eliminates the “financial services income” category with respect to taxable years beginning December 31, 2006. Under this legislation, the foreign tax credit limitation categories will also be limited to “passive category income” and “general category income.”

Dispositions
      The sale or exchange of EMI ordinary shares generally will result in the recognition of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized on the sale or exchange and the U.S. holder’s tax basis in its EMI ordinary shares. Subject to the application of the PFIC rules discussed below, see “— Passive Foreign Investment Company Status,” such gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period of the EMI ordinary shares exceeds one year at the time of the disposition. Individual U.S. holders currently are subject to a maximum tax rate of 15% on long-term capital gains for taxable years beginning on or before December 31, 2008 and generally subject to a maximum rate of 20% on such gains thereafter. The deductibility of capital losses is subject to limitations.

Gain or loss recognized by a U.S. holder on a sale or exchange of EMI ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A U.S. holder that receives foreign currency upon a disposition of EMI ordinary shares and converts that foreign currency to U.S. dollars subsequent to that receipt may have foreign currency exchange gain or loss that generally will be treated as ordinary income or loss.

Passive Foreign Investment Company Status
      In general, a foreign corporation will be classified as a PFIC in any taxable year for U.S. federal income tax purposes if 75% or more of its gross income in such taxable year, including its pro rata share of the gross income of any company treated as a corporation for U.S. federal income tax purposes (U.S. or foreign) in which it is considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, a foreign corporation will also be considered to be a PFIC if at least 50% of its assets in a taxable year, averaged quarterly over the taxable year and ordinarily determined based on fair market value and including its pro rata share of the assets of any company treated as a corporation for U.S. federal income tax purposes (U.S. or foreign) in which it is considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes interests, dividends, royalties, rents and annuities.
      EMI does not believe it is a PFIC nor does it anticipate becoming a PFIC in future taxable years. However, the tests for determining PFIC status are applied annually and are fact-intensive and based on several factors. It is difficult to make accurate predictions of EMI’s future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that EMI has not been or will not be treated as a PFIC.
      If a foreign corporation is a PFIC, and a U.S. holder does not make either an election to treat the foreign corporation as a “qualified electing fund,” or QEF, or a mark-to-market election (as described below), then the following rules apply:

•	Excess distributions made by the foreign corporation to the U.S. holder are taxed in a special way. “Excess distributions” are amounts received by a U.S. holder in any taxable year that exceeds 125% of the average distributions received by such U.S. holder from the foreign corporation in the shorter of either the three previous years or such U.S. holder’s holding period before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. holder has held its shares in the foreign corporation. A U.S. holder must include amounts allocated to the current taxable year and any taxable period in the U.S. holder’s holding period before the foreign corporation was a PFIC, but after 1986, in its gross income as ordinary income for the year realized. A U.S. holder must pay tax on amounts allocated to other prior taxable years at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

•	The entire amount of gain realized by a U.S. holder upon the sale or other disposition of stock in the foreign corporation will generally also be treated as an excess distribution and will be subject to tax as described above.

•	A U.S. holder’s tax basis in its stock in the foreign corporation that was acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower.
      The special PFIC rules described above will not apply to a U.S. holder that makes an election to treat the foreign corporation as a QEF in the first taxable year in which the U.S. holder owns stock in the foreign corporation or in which the foreign corporation was a PFIC, whichever is later. Instead, a U.S. holder of a QEF is required for each taxable year to include in income a pro rata share of the ordinary earnings of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A U.S. holder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return or, if no federal income tax return is required to be filed, by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a U.S. holder in a PFIC must file a completed IRS Form 8621 every year. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of its stock in the PFIC as capital gain and without imposition of an interest charge. U.S. holders will not be eligible to make a QEF election unless EMI complies with certain applicable reporting requirements.
      A U.S. holder of PFIC stock which is “marketable stock” (e.g., regularly traded on NASDAQ) could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the U.S. holder’s PFIC stock and the U.S. holder’s adjusted basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in PFIC stock is increased by income recognized under the mark-to market election and decreased by losses allowed under the election. Under the mark-to-market election, gain on the sale of PFIC stock is treated as ordinary income, and loss on the sale of PFIC stock, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.
      U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to EMI ordinary shares in the event that EMI becomes a PFIC.

Information Reporting and Backup Withholding
      Certain U.S. holders may be subject to information reporting with respect to payments of dividends and the proceeds of the disposition of EMI ordinary shares as well as on the receipt of cash in lieu of fractional shares in the merger. U.S. holders who are subject to information reporting and who do not provide appropriate information when requested may also be subject to backup withholding at a current rate of 28%. Amounts withheld under the backup withholding rules may be credited against a U.S. holder’s U.S. tax liability, and a U.S. holder may obtain a refund of any excess amount withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS. U.S. holders should consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to the distributions on and dispositions of EMI ordinary shares.
Regulatory Filings and Approvals
      The merger is governed by sections 350 and 351 of the Israeli Companies Law. In accordance with these provisions and the regulations promulgated thereunder, EMI and Elscint filed a motion on August 23, 2005 with the Israeli Tel Aviv-Jaffa District Court requesting the court to issue an order allowing EMI and Elscint to hold the special meetings. The court issued such order on August 25, 2005. Following approval of the merger by EMI’s and Elscint’s shareholders at the special meetings and the satisfaction (or waiver) of the other conditions to closing, EMI and Elscint must file with the court a second motion requesting the court to issue an order approving the merger itself. The court will confirm that the appropriate majority in each special meeting approved the merger and the merger agreement. In addition, the court will consider the specific circumstances of the merger and will grant any order that it deems appropriate under the circumstances, including an order regarding any matter necessary to assure that the merger be carried out completely and efficiently.
      The Israel Securities Authority has notified EMI that the contemplated transaction does not require the publication of a prospectus by EMI in Israel for the offer of EMI shares in the merger. The merger is not subject to the provisions of the United States Hart-Scott Rodino Antitrust Improvements Act of 1976. The merger is not subject to the approval of the Israeli Anti-Trust Authority pursuant to the Israeli Restricted Trade Practices Law, 5748-1988.

      The consummation of the merger is also subject to the satisfaction (or waiver) of other approvals, see “The Merger Agreement — Conditions to the Merger” below.
Listing of EMI Ordinary Shares
      EMI will list the EMI ordinary shares to be issued in connection with the merger on NASDAQ (Symbol: “EMITF”) and the TASE.
Resale of EMI Ordinary Shares
      The EMI ordinary shares to be issued to Elscint shareholders in connection with the merger have been registered under the Securities Act of 1933, as amended. EMI ordinary shares received by Elscint shareholders upon consummation of the merger may be freely traded in the United States without restriction by those Elscint shareholders who are not “affiliates” of EMI as defined under the Securities Act. An “affiliate” is a person who controls, is controlled by, or is under common control with EMI or Elscint. Any subsequent transfer of these shares in the United States by a person who is an affiliate of EMI or Elscint at the time the merger is voted on by the EMI and Elscint shareholders will require one of the following:

•	further registration under the Securities Act;

•	compliance with Rule 145 under the Securities Act or, in the case of those persons who become affiliates of EMI or Elscint, Rule 144 under the Securities Act; or

•	the availability of another exemption from registration under the Securities Act.
      These restrictions are expected to apply to EMI’s and Elscint’s directors and executive officers and others who may be deemed “affiliates” for purposes of the Securities Act.
      The EMI shares received by Elscint shareholders upon completion of the merger may be freely traded on the TASE.
Objection and Appraisal Rights
      Under Israeli law, which governs the merger, you are not entitled to formal appraisal rights. However, since the merger will be effected pursuant to sections 350 and 351 of the Israeli Companies Law, it is subject to approval of an Israeli District Court and the District Court (in our case, the Tel Aviv-Jaffa District Court) may provide you a remedy if you object to the merger within the timeframe and in the manner prescribed by the Israeli Companies Law, the regulations promulgated thereunder and the District Court.
      Pursuant to regulations promulgated under the Israeli Companies Law, unless the District Court determines otherwise, you may raise your objections to the merger by filing an application with the Court no later than 10 days following the filing by EMI and Elscint of the second motion with the District Court, which is expected to occur promptly following the approval of the merger by EMI’s and Elscint’s shareholders at the special meeting to be convened on October 27, 2005 and the fulfillment of all of the conditions precedent set forth in the merger agreement.
      The application would typically be filed as a written application supported by an affidavit.
      You should be aware that neither the Israeli Companies Law nor the regulations promulgated under that law specify the remedies available to you in connection with the merger.

THE MERGER AGREEMENT
      The following is a brief summary of certain provisions of the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/ prospectus and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the merger agreement. Shareholders of EMI and Elscint are urged to read the merger agreement in its entirety for a more complete description of the terms and conditions of the merger.
Structure of the Merger
      As of the date of the merger agreement, EMI owns, directly and through its wholly-owned subsidiary, Elbit Medical Holdings Ltd., or Elbit Medical Holdings, approximately sixty-one percent (61%) of Elscint’s outstanding shares.
      Prior to the completion of the merger, Elbit Medical Holdings will distribute as a dividend in kind to EMI its shares of Elscint for no direct or indirect consideration. Alternatively, instead of the distribution in kind of Elscint shares held by Elbit Medical Holdings to EMI, EMI may elect, in its sole discretion, to cause Elbit Medical Holdings to purchase all of the Elscint shares (other than Elscint shares held by EMI, Elbit Medical Holdings and Elscint) in consideration for the issuance of EMI shares as detailed in the merger agreement. In such event, the provisions of the merger agreement shall apply with necessary modifications.
      The merger agreement provides that, following receipt of the requisite approvals by the shareholders of each of EMI and Elscint and the satisfaction (or waiver) of the other conditions to the merger, EMI will own the entire issued and outstanding share capital of Elscint. As a consequence of the merger, Elscint will become a wholly-owned subsidiary of EMI and its shares will no longer trade on the New York Stock Exchange. The merger will be effected under sections 350 and 351 of the Israeli Companies Law and its regulations.
What Shareholders Will Receive in the Merger
      The merger agreement provides that at the closing of the merger, each Elscint ordinary share outstanding immediately prior to the closing of the merger, other than Elscint ordinary shares held by EMI and Elscint, will be exchanged for 0.53 ordinary shares of EMI.
Assets and Liabilities; Business
      Immediately following the consummation of the merger, the corporate identity and the existence of Elscint with all its purposes, powers and objects shall remain unaffected and unimpaired by the merger and Elscint shall continue its corporate existence under the laws of the State of Israel. This means, among other things, that the merger and the other transactions contemplated hereunder shall not in and of themselves change: (i) Elscint’s business as presently conducted; or (ii) the right of Elscint’s creditors, if any.
Fractional Shares
      No certificates representing fractional shares of EMI will be issued in connection with the merger. Instead, each Elscint shareholder, other than EMI and Elscint, will receive a check in payment for any fractional shares equal to the value of such fractional shares, based upon the closing price of EMI ordinary shares on the NASDAQ on the trading day immediately preceding the closing date of the merger.
Surrender and Exchange Procedure
      The merger agreement provides that within 5 business days following the closing of the merger, the exchange agent selected by EMI will mail to each holder of record of ordinary shares of Elscint immediately prior to the closing a notice and letter of transmittal with respect to the surrender of such holder’s certificates. Elscint shareholders should not send their share certificates with the enclosed proxy. Upon surrender by Elscint shareholders of their certificates representing Elscint ordinary shares in accordance with the instructions, Elscint shareholders will receive certificates representing EMI ordinary shares for which their Elscint shares have been exchanged.

      Further details regarding the procedure for surrender and exchange of certificates representing Elscint ordinary shares for certificates representing EMI ordinary shares will be set forth in exchange agent agreements, the terms of which are not set forth in the merger agreement. In general, the exchange agent agreements will provide the following:

At or promptly following the closing of the merger, EMI will deliver to the exchange agent the appropriate number of ordinary shares of EMI and cash paid in lieu of fractional shares of EMI to be issued in exchange for Elscint shares. The notice and letter of transmittal to be sent by the exchange agent to the holders of Elscint ordinary shares will specify the circumstances under which the risk of loss and title to certificates evidencing Elscint shares will pass and having such form and provisions as EMI may reasonably specify, and will include instructions for use in surrendering Elscint share certificates in exchange for certificates representing EMI ordinary shares and cash in lieu of fractional EMI ordinary shares.

Upon surrender of Elscint share certificates to the exchange agent, together with a properly executed letter of transmittal, the holder of the surrendered certificates will be entitled to receive, following the closing of the merger, a certificate representing that number of whole ordinary shares of EMI as determined according to the provisions of the merger agreement and, if applicable, a check representing the cash amount for fractional shares that he or she has a right to receive in accordance with the merger agreement.

Until a holder of Elscint shares surrenders his or her certificates representing those shares together with a properly executed letter of transmittal, the holder will not receive any EMI shares the holder is entitled to receive in the merger or any dividends or other distributions with respect to those shares that are declared or made after the closing of the merger. In addition, no cash payment in lieu of fractional EMI shares will be paid to any such holder until he or she surrenders his or her certificate representing the Elscint shares together with the properly executed letter of transmittal.

Former Elscint shareholders will be entitled to receive EMI dividends after the closing of the merger. The payment of dividends to the former Elscint shareholders will occur only after the former Elscint shareholders have surrendered and exchanged their share certificates representing Elscint shares. No interest will be paid on the dividends. Payments of cash in lieu of fractional EMI ordinary shares will occur after the closing of the merger.

All cash paid in lieu of fractional shares and EMI ordinary shares issued in exchange for Elscint shares in connection with the merger will have been paid and issued in full satisfaction of all rights pertaining to Elscint shares.

The exchange agent will deliver EMI ordinary shares in exchange for lost, stolen or destroyed certificates representing Elscint shares if the owner of such certificates signs an affidavit of loss, theft or destruction, as appropriate. The exchange agent or EMI also may, in their discretion, require the holder of such lost, stolen or destroyed certificates to deliver a bond in such a reasonable sum as indemnity against any claim that might be made against EMI and the exchange agent with respect to the lost, stolen or destroyed certificates.

EMI will be entitled to deduct and withhold from the merger consideration (i.e. the respective EMI ordinary shares and cash payment in lieu of fractional shares) any amounts required to be so deducted and withheld with respect to the making of any payment under any applicable tax law; however, EMI does not believe that any such taxes will be required to be withheld, except for with respect to payments of cash in lieu of fractional shares. Such amounts will be treated as if paid to the Elscint shareholder in accordance with the merger agreement.

The rights of Elscint shareholders, other than EMI and Elscint, will cease, and their rights as EMI shareholders will commence, at the closing of the merger.

Transfers of Shares
      EMI will not record any further transfers of shares of Elscint after the closing of the merger.
Options
      At the closing of the merger, each outstanding option to purchase ordinary shares of Elscint will be assumed by EMI and will be deemed to be an option to purchase ordinary shares of EMI. Each assumed option will, after the merger, entitle the holder to acquire, on substantially the same terms and conditions applicable under the original Elscint incentive plan, the number of ordinary shares of EMI equal to the number of Elscint ordinary shares that the holder of the option was entitled to acquire, multiplied by the exchange ratio of 0.53 rounded to the nearest whole number of shares of EMI ordinary shares. The exercise price per EMI share of each outstanding option will be the same exercise price per share specified in the original Elscint incentive plan, divided by the exchange ratio of 0.53 (rounded to the nearest hundredth).
      EMI has agreed to take all corporate actions necessary to reserve a sufficient number of its ordinary shares for issuance upon exercise of the Elscint options assumed by EMI and to file with the SEC a Registration Statement on Form S-8 covering the EMI ordinary shares issuable pursuant to the covered options.
Representations and Warranties
      The merger agreement contains customary representations and warranties made by each of EMI and Elscint to the other, including among others:

•	due organization and qualification of each party;

•	capitalization;

•	those relating to material subsidiaries;

•	financial statements and undisclosed liabilities;

•	required filings with the SEC and under the Israeli Securities Law (with respect to EMI);

•	tax matters;

•	material litigation and governmental proceedings;

•	opinion of each party’s financial advisor; and

•	compliance with laws.
      The representations and warranties will not survive the closing of the merger.
Required Approvals
      The merger must be approved by the shareholders of EMI and Elscint and other constituencies of EMI or Elscint, if required by the court. Subsequent to these approvals, EMI and Elscint will file with the Tel Aviv-Jaffa District Court, or other competent court in Israel, a motion requesting that the court issue a final order approving the merger. As soon as possible following the final order, but no later than three days thereafter, EMI and Elscint will file the final order with the Registrar of Companies in Israel notifying the Registrar of the approval of the merger.
      In addition, the obligations of the parties to effect the merger are subject to the receipt of the following approvals, orders, permits, exemptions and instructions:

•	the final court order from the Tel Aviv-Jaffa District Court or other competent court in Israel; and

•	the receipt of tax rulings from the Israeli Tax Authority and the compliance of the merger with the relevant provisions of the Israeli Tax Ordinance [New Version] of 1961.

      Also, the consummation of the merger is also subject to the satisfaction (or waiver) of other approvals, see section “Conditions to the Merger” below.
Closing
      The closing of the merger will take place at 3:00 p.m., Israel time, not later than the second Israeli business day following satisfaction (or waiver, as the case may be) of all of the closing conditions set forth in the merger agreement at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Law Offices in Tel Aviv, Israel, or such other time or place as EMI and Elscint agree.
Covenants
      The following is a summary of the covenants undertaken by EMI and Elscint under the merger agreement in the period between the date of the merger agreement and the closing of the merger:

Access
      EMI and Elscint have agreed to provide to the officers, attorneys, accountants and other authorized representatives of each other reasonable access during regular business hours to their books, records, personnel and properties. In connection with this access, each of EMI and Elscint has agreed to notify in writing the other party of any event reasonably likely to result in any representation or warranty of such party becoming false, incorrect or misleading. Each party has also agreed to avoid undue disruption of normal business operations and maintain the confidentiality of any information acquired as a result of such access.

Share Capital
      Except as contemplated under the merger agreement or with the prior consent of EMI:

•	Elscint and its material subsidiaries will not make any change to their authorized, issued and outstanding share capital, other than upon exercise of options granted prior to the date hereof;

•	Elscint will not make any change with respect to the period or acceleration of exercisability of any options or other securities; or

•	Elscint and its material subsidiaries will not repurchase, redeem or otherwise acquire any Elscint shares.
      Except as contemplated under the merger agreement or with the prior consent of Elscint, EMI and its material subsidiaries will not:

•	make any change to its authorized, issued and outstanding share capital; or

•	repurchase, redeem or otherwise acquire any EMI shares.
      Without the prior consent of the other party, neither EMI nor Elscint will declare or pay any dividends or other distribution with respect to its shares.

Governmental Authorities
      EMI and Elscint have agreed to file all applications required by any governmental authority in connection with the merger and to use their best commercial efforts to comply with all requirements of any governmental authority and take all actions required for consummation of the merger and the transactions contemplated by the merger agreement.

Litigation
      Each of EMI and Elscint will inform the other party in writing of any lawsuits, claims or investigations relating to it, any of its material subsidiaries or any of its and their respective employees, officers, directors, consultants or other agents. Neither EMI nor Elscint will settle or compromise any suit, investigation or other litigation or arbitration matter which would have a material adverse effect on itself without the prior written consent of the other party.

Quarterly Statements
      EMI and Elscint will provide each other with reviewed (unaudited) consolidated quarterly financial statements for each fiscal quarter ending prior to the closing, prepared in a manner consistent with Israeli GAAP and including a reconciliation note to U.S. GAAP.

Proxy Statements
      EMI and Elscint have agreed jointly to prepare, file and distribute this joint proxy statement/ prospectus and to use their reasonable commercial efforts to have the Registration Statement on Form F-4, of which this joint proxy statement/ prospectus is a part, declared effective by the SEC. EMI has also agreed to vote all of its Elscint shares in favor of the merger in the Elscint shareholder meeting.

Information for Filings
      EMI and Elscint have agreed to provide each other with all information and documents required to consummate the merger, the Registration Statement on Form F-4, and the TASE or NASDAQ listing application.

Listing of EMI Shares on the NASDAQ and the TASE
      EMI will use its best commercial efforts to cause the EMI shares issued in the merger to be listed on the NASDAQ and the TASE prior to the Closing.

Affiliates
      Elscint will deliver to EMI a list of all persons who may be deemed “affiliates” of Elscint for purposes of Rule 145 under the Securities Act of 1933. Elscint will cause each person who is an affiliate to deliver to EMI prior to the closing of the merger a written agreement that the person will not sell, pledge, transfer or otherwise dispose of any EMI shares received pursuant to the merger except in compliance with Rule 145.

S-8 Registration Statement
      EMI will prepare and file a Registration Statement on Form S-8 with respect to the EMI shares to be issued upon exercise of the options being assumed under the merger agreement.

Satisfaction of Conditions to Closing
      EMI and Elscint have agreed to use their reasonable efforts to satisfy all of the conditions precedent to the closing of the merger.

Advice of Changes
      EMI and Elscint have agreed to notify each other in writing of:

•	any notice or other communication from any person or entity alleging that the consent of such person or entity is required in connection with the merger;

•	any notice or other communication from any governmental or regulatory agency or authority in connection with the merger; and

•	any material adverse effect on EMI or on Elscint, as the case may be.

Regulatory Approvals
      EMI and Elscint have agreed to execute and file any application or other document that may be necessary in order to obtain the approval or consent of any government authority, or that the other party may reasonably request, in connection with the consummation of the merger, and to use reasonable efforts to obtain all such approvals or consents.

Certain Filings
      EMI and Elscint will use reasonable commercial efforts with each other in seeking any actions, consents, approvals or waivers required from any governmental body, and in making any filings or furnishing any information required, in connection with the consummation of the transactions contemplated by the merger agreement.

Officers and Directors Insurance
      EMI will continue to maintain a liability insurance policy for its officers and directors within a policy covering EMI, Elscint and/or any of their respective affiliates, including Europe-Israel (M.M.S.) Ltd., the controlling shareholder of EMI, for seven years following the closing of the merger, the aggregate coverage amount shall not be less than $40 million provided that the aggregate annual premium for this policy shall not exceed an agreed upon maximum premium amount. In the event the maximum premium amount is exceeded, EMI will purchase or cause Elscint to purchase the highest coverage amount available for the maximum premium amount. Any successor entity to Elbit or Elscint would be required to assume the foregoing obligations with respect to the purchase and maintenance of such a directors’ and officers’ liability insurance policy on such terms.

U.S. Tax Treatment
      Each of EMI and Elscint will use its reasonable efforts to cause the merger to qualify as a reorganization under the Code.
Conditions to the Merger
      The obligations of EMI and Elscint to complete the merger depend upon the fulfillment of the conditions summarized below at or prior to the closing of the merger, subject to the receipt of approval by such party’s audit committee and board of directors:

•	the representations and warranties in the merger agreement must be true and correct in all material respects at the closing of the merger, except to the extent that they relate to a particular date;

•	each party must have performed and complied in all material respects with all the material covenants, agreements and conditions required by the merger agreement to be performed or complied with on or prior to the closing of the merger;

•	each party must have delivered a certificate certifying that the above conditions have been satisfied;

•	the shareholders and, if required, other constituencies of EMI and Elscint must have approved the merger and the consummation of the transactions contemplated by the merger agreement by the requisite votes required under Israeli law;

•	the final court order approving the merger pursuant to section 351 to the Companies Law must have been obtained;

•	the Registration Statement on Form F-4 must have been declared effective by the Securities and Exchange Commission;

•	a tax ruling from the Israeli tax authority that the merger is a tax exempted transaction and an additional tax ruling from the Israeli tax authority that securities granted under Elscint’s incentive plans as a result of the conversion to EMI securities did not change their tax status must have been obtained;

•	the TASE must have approved for listing of the EMI shares to be issued pursuant to the merger agreement and EMI must have sent an official notice of issuance to NASDAQ for listing of such shares;

•	each of EMI, Elbit Medical Holdings and Elscint must have received all required approvals from financing institutions for the consummation of the merger in accordance with financing agreements entered into between the financing institutions and each of EMI, Elbit Medical Holdings and Elscint;

•	no judicial decision shall have been issued against EMI, Elscint or their respective material subsidiaries, which has the effect of making the merger illegal or otherwise prohibited or substantially restrains consummation of the merger and the transactions contemplated by the merger agreement;

•	each party must have taken all corporate and other material proceedings required to be taken, including the final court order, to carry out the merger and the transactions contemplated by the merger agreement; and

•	there must have been no change, event or development with respect to either party or any of their subsidiaries which, individually or together, would result in a material adverse effect on such party.
Actions After the Closing of the Merger
      Following the closing of the merger, EMI and Elscint will perform any further acts and execute any additional documents as may be reasonably required to effectuate the merger and the transactions contemplated by the merger agreement and to carry into effect the intents and purposes of the merger agreement.
Expenses
      Whether or not the merger is completed, EMI and Elscint each will pay its own costs and expenses, including fees of attorneys, accountants and investment advisors, incurred in connection with the negotiation and preparation of the merger agreement and the transactions contemplated by the merger agreement.
Modification or Termination of the Merger Agreement

Modification
      The merger agreement may be amended or modified at any time in writing by Elscint and EMI, subject to approval of Elscint’s and EMI’s audit committees and boards of directors. Any term (including, without limitation, the exchange ratio), covenants, representations, warranties or conditions of the merger agreement may be so amended or modified and/or waived, as long as the waiving party provides a written waiver of the relevant provision.

Termination
      The merger agreement may be terminated at any time before the closing of the merger, even after the shareholders of both companies have approved it:

•	by mutual written consent of EMI and Elscint; or

•	by either EMI or Elscint:

•	if any court of competent jurisdiction or other governmental body issues a final and non-appealable order, decree or ruling or takes any action permanently restraining, enjoining or otherwise prohibiting the merger;

•	if the shareholders or, if required by a binding court order, other constituencies, of either party do not approve the merger by the requisite majority; or

•	if the merger is not consummated by March 31, 2006, provided that the party seeking the termination under the termination clause has not been the cause of the failure to consummate the merger by such date; or

•	if any representation or warranty of the other party becomes untrue or the other party breaches any covenant or agreement set forth in the merger agreement and such breach or misrepresentation, not capable of being cured within 21 days, causes the closing conditions not to be satisfied.
      The merger agreement may not be terminated on the ground of the pricing of the Elscint shares in the merger, the pricing of the exchanged EMI shares, or the market prices of the EMI or Elscint shares.
      Any termination of the merger agreement must be approved by the audit committee and the board of directors of the party seeking termination.

INFORMATION ABOUT EMI

Elbit Medical Imaging Ltd.
13 Mozes Street
Tel Aviv 67442 Israel
Telephone: 972-3-608-6010
      Elbit Medical Imaging Ltd. was incorporated in Israel in 1996. EMI’s activities are divided into three principal fields:

•	ownership, operation, management, acquisition, expansion and development, through a wholly-owned subsidiary of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe;

•	the activities of its subsidiary, Elscint, described below under the heading “Information About Elscint”; and

•	research and development in the image guided focused ultrasound activities through its subsidiary, InSightec Image Guided Treatment Ltd.
      If the merger is consummated, EMI will own 100% of Elscint. Europe-Israel and Mr. Zisser, who beneficially own approximately 55.14% of the outstanding ordinary shares of EMI and approximately 55.96% of the voting rights in EMI, will beneficially own approximately 47.58% of the outstanding ordinary shares of EMI and approximately 48.19% of the voting rights in EMI immediately following the merger. Elscint, which currently owns approximately 2.39% of the outstanding ordinary shares of EMI and approximately 0.95% of the voting rights in EMI, will own approximately 2.06% of the outstanding ordinary shares of EMI and approximately 0.82% of the voting rights in EMI immediately following the merger. The percentages were calculated excluding options to purchase 26,500 EMI ordinary shares to be assumed by EMI upon completion of the merger which would constitute all of the securities convertible or exercisable into ordinary shares of EMI.
      For more information EMI, see “Where You Can Find More Information” beginning on page 83.

INFORMATION ABOUT ELSCINT

Elscint Ltd.
13 Mozes Street
Tel Aviv 67442 Israel
Telephone: 972-3-608-6020
      Elscint Ltd. was incorporated in Israel in 1969. Elscint’s activities are divided into five principal fields:

•	ownership and operation of hotels in Europe and elsewhere and construction of hotel projects through wholly owned and jointly controlled subsidiary companies;

•	leasing of a real estate asset;

•	the ownership, operation and development of a commercial and entertainment center in Israel;

•	an investment in Gamida Cell Ltd., a biotechnology company that engages in the expansion of hematopoietic (blood) stem cell therapeutics in clinical development for cancer and autoimmune diseases, as well as future regenerative cell-based medicines including cardiac and pancreatic repair; and

•	the ownership and operation of an apparel company, Mango Israel Clothing & Footwear Ltd.
      For more information on Elscint, see “Where You Can Find More Information” beginning on page 83.

DESCRIPTION OF EMI SHARE CAPITAL FOLLOWING THE MERGER
      EMI has the authority to issue 50,000,000 EMI ordinary shares. As of the record date, there were 21,904,682 EMI ordinary shares issued and outstanding (excluding 2,842,400 ordinary shares held by EMI with respect to which EMI does not have any voting or equity rights). Based upon the number of Elscint ordinary shares issued and outstanding on the Elscint record date, there would be approximately 25,384,363 EMI ordinary shares outstanding immediately following the merger if the merger was consummated on the EMI record date (calculated excluding 2,842,400 ordinary shares held by EMI with respect to which EMI does not have any voting or equity rights).
      All issued and outstanding EMI ordinary shares are fully-paid and non-assessable. The EMI Memorandum and Articles of Association do not restrict in any way the ownership of EMI shares by non-residents of Israel and neither the Memorandum or Articles of Association nor Israeli law restricts the voting rights of non-residents of Israel, except that under Israeli law, any transfer or issue of shares of EMI to a resident of an enemy state of Israel is prohibited and shall have no effect, unless authorized by the Israeli Minister of Finance.
      Subject to applicable law and the rights of holders of shares with special rights (which may be issued in the future), any dividend paid by EMI and the assets of EMI available for distribution among shareholders in case of EMI’s liquidation shall be allocated among the shareholders entitled thereto in proportion to the nominal value of their respective holdings of the shares in respect of which such dividend is being paid or such distribution is being made. Each EMI ordinary share is entitled to vote on all matters to be voted on by shareholders.
      American Stock Transfer & Trust Company is the transfer agent and registrar for EMI ordinary shares in the United States. The Nominee Company of Bank Discount Le’Israel Ltd. is the nominee company for EMI ordinary shares in Israel.

COMPARISON OF SHAREHOLDER RIGHTS
      The authorized share capital of EMI consists of NIS 50,000,000, divided into 50,000,000 ordinary shares, nominal value NIS 1.0 per share. As of the EMI record date, 21,904,682 EMI ordinary shares were issued and outstanding (excluding 2,842,400 ordinary shares held by EMI with respect to which EMI does not have any voting or equity rights).
      The authorized share capital of Elscint currently consists of NIS 1,200,000, divided into 24,000,000 ordinary shares, nominal value NIS 0.05 per share. As of the Elscint record date, 16,835,220 Elscint ordinary shares were issued and outstanding (excluding 657,923 ordinary shares held by or for the benefit of Elscint with respect to which Elscint does not have any voting or equity rights).
      EMI and Elscint are both organized under the laws of the State of Israel. EMI’s Articles of Association and Elscint’s Articles of Association are substantially similar and there are no material differences between the rights of EMI shareholders and the rights of Elscint shareholders arising from differences between their Articles of Association, other than the following:

•	Quorum requirements — the quorum required at EMI’s general meeting is at least two shareholders, present in person or by proxy, and holding or representing, in the aggregate, at least thirty-three and one-third percent (33.33%) of the issued and outstanding voting shares and at EMI’s adjourned meeting the quorum requirement is two shareholders. However, at Elscint’s general meetings the quorum requirement is two shareholders who hold or represent, in the aggregate, not less than fifty-one percent (51%) of the issued and outstanding shares and at Elscint’s adjourned meeting the quorum required is two shareholders who represent, in the aggregate, not less than twenty-six percent (26%) of the issued and outstanding shares.

•	Quorum at class meetings — the quorum required at a meeting of EMI’s class of securities for the adoption of a resolution to change the rights of that class of securities is two persons holding or representing by proxy at least two-thirds of the issued shares of that class. However, the quorum requirement for the adoption of a resolution to change rights of Elscint’s class of securities is two person holding or representing by proxy at least one-third of the issued shares of that class.

•	Required majority at general meetings — Unless required by law, resolutions at EMI’s general meetings concerning the share capital of EMI (such as the increase of authorized share capital and alterations of share capital) are required to be approved by an ordinary majority, whereas resolutions at Elscint’s general meetings concerning share capital of Elscint are required to be approved by a special majority of seventy-five percent (75%) of the shareholders present and voting.

•	Amendments to Articles of Association — while amendments to EMI’s articles of association require the approval of shareholders by an ordinary majority, amendments to Elscint’s articles of association require the approval of shareholders by a special majority of seventy-five percent (75%) of the shareholders present and voting.

SELECTED UNAUDITED PRO FORMA COMBINED
CONDENSED FINANCIAL INFORMATION
General
      The following selected unaudited pro forma financial information has been prepared to give effect to the merger, which constitutes a transaction between EMI and the minority shareholders of Elscint (approximately 39%), based on the “purchase method of accounting” and on pro forma assumptions and estimates that EMI believes are reasonable and that are set forth below. The “purchase method of accounting” means that the purchase price (calculated based on EMI’s number of shares issued in consideration for Elscint’s minority shares and on EMI’s average share market price close to the date of the announcement of the exchange ratio of the merger) will be allocated by EMI to Elscint’s assets and liabilities based on the fair value of the assets acquired and the liabilities assumed. Any excess of the fair value of Elscint’s net identified assets acquired over the purchase price, at acquisition or “Negative Initial Difference,” will be set off in the consolidated financial statements of EMI, first against any intangible asset of Elscint, with the balance set off against non-monetary tangible assets pro rata to their fair value. This selected unaudited pro forma combined condensed financial information has been prepared based on, and should be read in conjunction with, the historical consolidated financial statements and the accompanying notes thereto, contained in each of EMI’s and Elscint’s Annual Report on Form 20-F for the year ended December 31, 2004, which are incorporated herein by reference.
      The following selected unaudited pro forma combined condensed balance sheet information as of December 31, 2004 gives effect to the merger, as if it had occurred on that date (that means, based on Elscint’s shareholders equity as of that date). The following selected unaudited pro forma combined condensed statement of operations information for the year ended December 31, 2004 gives effect to the merger as if it had occurred on January 1, 2004.
      The pro forma data are presented for illustrative purposes only. You should not rely on this information as being indicative of the combined operating results or combined financial position that would have occurred had the merger been consummated at the dates indicated in the preceding paragraph, nor are they necessarily indicative of future operating results, future financial position or future shareholders’ equity.
Balance Sheet
      Under the merger, EMI will (x) issue approximately 3,479,681 ordinary shares in exchange for the outstanding ordinary shares of Elscint, other than those held by EMI and Elscint and (y) assume Elscint’s options, which will represent options to purchase 26,500 of EMI’s ordinary shares.
      The purchase price of Elscint’s shares at acquisition is estimated to be approximately NIS 296.3 million ($65.8 million), including NIS 2.8 million ($0.6 million) of estimated transaction costs incurred by EMI.
      EMI’s ordinary shares have been valued using the average closing price of EMI’s ordinary shares at the date of the announcement of the exchange ratio and the three days preceding and following the announcement (1 ordinary share NIS 1.0 par value each — NIS 83.70 or $18.60).
      The purchase price (calculated based on EMI’s number of shares issued in consideration for Elscint’s minority shares and on EMI’s average market price close to the date of the announcement of the exchange ratio of the merger) for pro forma purposes has been allocated by EMI to Elscint’s tangible assets acquired and liabilities assumed, based on their fair value, according to operating and financial projections prepared by Elscint’s management. Any excess of the fair value of Elscint’s net identified assets acquired over the purchase price at acquisition, or “Negative Initial Difference,” will be set off in the consolidated financial statements of EMI, first against any intangible asset of Elscint, with the balance set off against non-monetary tangible assets pro rata to their fair value. The allocation of the purchase price and/or the Negative Initial Difference to Elscint’s identified non-monetary tangible assets will be finalized following completion of the merger. The allocation reflected in the following selected pro forma financial information may differ from the amounts ultimately determined.

      The following adjustments were applied to the historical consolidated balance sheets of EMI and Elscint as of December 31, 2004, to arrive at the selected unaudited pro forma combined condensed balance sheet information:

(a) To record (i) the ordinary shares of EMI issued having a value of NIS 293.5 million ($68.1 million) against purchase price; (ii) the allocation of the Negative Initial Difference to Elscint’s intangible assets and non-monetary tangible assets (mainly real estate); (iii) deferred tax arising from the merger, in respect of the Negative Initial Difference when applicable according to generally acceptable accounting principles; and (iv) the elimination of the historical minority interest in Elscint’s equity;

(b) To record estimated transaction costs, which include all costs of EMI and Elscint to be incurred directly as a result of the merger, including, but not limited to, fees for the financial advisors, accountants, attorneys and other related costs;

(c) To classify the loans granted by Elscint to its employees, in the amount of NIS 13.5 million ($3.1 million) for the purchase of its own shares, as a reduction of EMI’s shareholders equity.
      The effect of pro forma adjustments related to the selected pro forma balance sheet financial information, are as follows:

	Selected Consolidated Balance Sheet Information
	in Accordance with Israeli GAAP

	As
	Reported	Pro Forma		Pro Forma	Convenience
	(Historical)	AdjustmentDecember 31, 20		04ombined	Translation(*)

					U.S. $
	In thousand NIS				(In Thousands)
	(Unaudited)
Fixed Assets	3,527,988	(109,786	)(a)(ii)	3,418,202	793,455

Other Assets and Deferred Expenses	55,859	(1,275	)(a)(ii)	54,584	12,670

Total Assets	4,520,279	(111,061	)(a)(ii)	4,409,218	1,023,495

Payables and Other Credit Balances	183,446	4,477	(b)	187,923	43,622

Long Term Liabilities — Deferred Taxes on Income	31,522	3,757	(a)(iii)	35,279	8,189

Minority Interest	430,687	(398,234	)(a)(iv)	32,453	7,533

Shareholders’ Equity	803,968	278,939	(a)(i);(b);(c)	1,082,907	251,371

(*)	Using the representative exchange rate as of December 31, 2004 ($1.00 = NIS 4.308).

	Selected Consolidated Balance Sheet Information
	in Accordance with U.S. GAAP

	December 31, 2004

	As	Pro Forma		Pro Forma	Convenience
	Reported(**)	Adjustments		Combined	Translation(*)

					U.S. $
	In thousand NIS				(In Thousands)
	(Unaudited)
Fixed Assets	3,369,112	(136,873	)(a)(ii)	3,232,239	750,288

Total Assets	4,676,008	(136,873	)(a)(ii)	4,539,135	1,053,652

Payables and Other Credit Balances	183,446	4,477	(b)	187,923	43,622

Long Term Liabilities — Deferred Taxes on Income	141,925	2,005	(a)(iii)	143,930	33,410

Minority Interest	451,719	(422,294	)(a)(iv)	29,425	6,830

Shareholders’ Equity	770,335	278,939	(a)(i);(b);(c)	1,049,274	243,564

(*)	Using the representative exchange rate as of December 31, 2004 ($1.00 = NIS 4.308).

(**)	In Note 25 to the consolidated financial statements of EMI for the year ended December 31, 2004.
Statement of Operations
      The selected unaudited pro forma combined condensed financial information is based upon the historical consolidated financial statements of EMI and Elscint and does not incorporate, nor does it assume, any benefits from cost savings and/or synergies of the combined company.
      It is assumed that the merger is tax exempt based on a specific tax ruling expected to be received from the tax authorities in Israel, in respect of the merger.
      The following adjustments were applied to the historical consolidated statement of operations of EMI for the year ended December 31, 2004, to arrive at the selected unaudited pro forma combined condensed statement of operations information, as though the merger had occurred on January 1, 2004:

(a) To recognize a decrease in periodic amortization as a result of the allocation of the Negative Initial Difference to Elscint’s intangible assets and identified non-monetary tangible assets, throughout their estimated economic useful lives;

(b) To reflect the elimination of the minority interest in Elscint’s continuing results of operations.
      The effect of pro forma adjustments related to the selected pro forma statement of operations financial information, is as follows:

	Selected Consolidated Statement of Operations Information
	in Accordance with Israeli GAAP

	Year Ended December 31, 2004

	As Reported	Pro Forma		Pro Forma	Convenience
	(Historical)	Adjustments		Combined	Translation(*)

					U.S. $
	In thousand NIS				(In Thousands)
	(Unaudited)
Cost of revenues	413,883	(2,888	)(a)	410,995	95,403

Operating profit (loss) before financial expenses, net	(2,478)	2,888	(a)	410	95

Minority interest in results of subsidiaries, net	27,448	(28,172	)(b)	(724)	(168)

Profit from continuing operations	36,537	(25,284)		11,253	2,612

(*) Using the representative exchange rate as of December 31, 2004 ($1.00 = NIS 4.308).

	Selected Consolidated Statement of Operations Information
	in Accordance with U.S. GAAP

	Year Ended December 31, 2004

	As Reported	Pro Forma		Pro Forma	Convenience
	(Historical)	Adjustments		Combined	Translation(*)

					U.S. $
	In thousand NIS				(In Thousands)
	(Unaudited)
Cost of revenues	360,715	(2,140	)(a)	358,575	83,235

Operating loss before financial expenses, net	(116,885)	2,140	(a)	(114,745)	(26,635)

Minority interest in results of subsidiaries, net	25,098	(25,822	)(b)	(724)	(168)

Loss from continuing operations	(185,798)	(23,682)		(209,480)	(48,626)

(*) Using the representative exchange rate as of December 31, 2004 ($1.00 = NIS 4.308).

Earnings Per Share
      Shares used in the pro forma net income from continuing operations per share calculation reflect the addition of approximately 3,506,181 ordinary shares of EMI estimated to be issued to Elscint’s shareholders, other than EMI and Elscint (including shares that may be issued upon the exercise of options to purchase 26,500 EMI shares assumed by EMI in the merger), in connection with the merger, as if they were outstanding from January 1, 2004. The effect of the pro forma adjustments related to the selected pro forma earnings per share information, is as follows:

	Selected Consolidated Statement of Operations Information
	in Accordance with Israeli GAAP

	Year Ended December 31, 2004

	As Reported	Pro Forma	Pro Forma		Convenience
	(Historical)	Adjustments	Combined		Translation

					U.S. $
	In NIS
	(Unaudited)
Basic data per share:
Earnings Per Share from continuing operations	1.59		0.46		0.11

Weighted average number of shares (in thousands)	23,025		26,531

Diluted data per share:
Earnings Per Share from continuing operations	1.56		0.46	(**)	0.11

Weighted average number of shares (in thousands)	23,925		27,431

  (*) Using the representative exchange rate as of December 31, 2004 ($1.00 = NIS 4.308).
(**) Anti dilutive.

	Selected Consolidated Statement of Operations Information
	in Accordance with U.S. GAAP

	Year Ended December 31, 2004

	As Reported		Pro Forma	Pro Forma		Convenience
	(Historical)		Adjustments	Combined		Translation

						U.S. $
	In NIS
	(Unaudited)
Basic data per share:
Loss Per Share from continuing operations	(8.07)			(8.02)		(1.86)

Diluted data per share:
Loss Per Share from continuing operations	(8.07	)(**)		(8.02	)(**)	(1.86)

  (*) Using the representative exchange rate as of December 31, 2004 ($1.00 = NIS 4.308).
(**) Anti dilutive.

OTHER MATTERS
      Neither EMI nor Elscint presently knows of any matters that will be presented for action at the EMI special meeting or the Elscint special meeting other than those set forth herein. If other matters properly come before the EMI special meeting and/or the Elscint special meeting, proxies submitted for such special meetings will be voted by the persons named therein in accordance with their best judgment.
LEGAL MATTERS
      The validity of the EMI ordinary shares to be issued in connection with the merger will be passed upon by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Law Offices, Tel Aviv, Israel, Israeli counsel to EMI. Certain legal matters in connection with the merger will be passed upon for EMI by Kramer Levin Naftalis & Frankel LLP, New York, New York, U.S. counsel to EMI, and for Elscint by Carter Ledyard & Milburn LLP, New York, New York, special counsel to Elscint’s independent committee in connection with the merger.
EXPERTS
      The consolidated financial statements of EMI incorporated by reference in this joint proxy statement/ prospectus have been audited by Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu independent auditors and have been incorporated herein in reliance upon their reports with respect thereto, given upon the authority of such firm as experts in accounting and auditing. In its report, that firm states that with respect to certain subsidiaries, its opinion is based on the reports of other independent accountants, namely (i) Kost, Forer, Gabbay and Kasierer, A Member of Ernst & Young Global (as it relates to the consolidated financial statements of Gamida Cell Ltd. included in the Annual Report on Form 20-F for the year ended December 31, 2004); (ii) Mazars Paardekooper Hoofman (as it relates to the financial statements of BEA Hotels N.V. included in the Annual Report on Form 20-F for the year ended December 31, 2004) and (iii) KPMG Hungaria Kft. (as it relates to the consolidated balance sheets of Plaza Centers (Europe) B.V. and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, in each case, included in the Annual Report on Form 20-F for the year ended December 31, 2004).
      The consolidated financial statements of Elscint incorporated by reference in this joint proxy statement/ prospectus have been audited by Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu independent auditors, and have been incorporated herein. in reliance upon their reports with respect thereto, given upon the authority of such firm as experts in accounting and auditing. In its report, that firm states that with respect to certain subsidiaries, its opinion is based on the reports of other independent accountants, namely (i) Kost, Forer, Gabbay and Kasierer, A Member of Ernst & Young Global (as it relates to the consolidated financial statements of Gamida Cell Ltd. included in the Annual Report on Form 20-F for the year ended December 31, 2004) and (ii) Mazars Paardekooper Hoofman (as it relates to the financial statements of BEA Hotels N.V. included in the Annual Report on Form 20-F for the year ended December 31, 2004).

WHERE YOU CAN FIND MORE INFORMATION
      EMI and Elscint file annual and special reports with, and furnish other information to, the SEC. You may read and copy any reports, statements or other information we file or furnish at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, at the SEC’s prescribed rates. Please call the SEC at 202-942-8090 for further information on the Public Reference Room. In addition, the SEC maintains a website that contains reports and other information regarding registrants, such as EMI and Elscint, that file electronically with the SEC. The address of this website is http://www.sec.gov.
      EMI and Elscint are incorporated in Israel and are “foreign private issuers” as defined in Rule 3b-4 under the Securities Exchange Act of 1934 and in Rule 405 under the Securities Act. As a result, they file annual reports pursuant to section 13 of the Securities Exchange Act on Form 20-F and reports on Form 6-K.
      Pursuant to Rule 3a12-3 under the Securities Exchange Act regarding foreign private issuers, the annual proxy solicitations of EMI and Elscint are not subject to the disclosure and procedural requirements of Regulation 14A under the Securities Exchange Act, and transactions in their equity securities by their officers and directors are exempt from section 16 of the Securities Exchange Act.
      EMI filed a Registration Statement on Form F-4 to register with the SEC the EMI ordinary shares to be issued to Elscint shareholders (other than EMI and Elscint) in the merger. This joint proxy statement/ prospectus is a part of that Registration Statement and constitutes a prospectus of EMI in addition to being a joint proxy statement of EMI and Elscint for the special meetings of our shareholders. As allowed by SEC rules, this joint proxy statement/ prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.
      The SEC allows us to “incorporate by reference” information into this joint proxy statement/ prospectus, which means that we can disclose important business and financial information about EMI and Elscint to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/ prospectus, except for any information superseded by information in this joint proxy statement/ prospectus, This joint proxy statement/ prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their finances.

EMI Filings (File No. 000-28996)	Filing Date

• Annual Report on Form 20-F	June 30, 2005
• Reports on Form 6-K	February 22, 2005; February 22, 2005; February 28, 2005; March 8, 2005; April 5, 2005; April 14, 2005; May 9, 2005; May 24, 2005; June 6, 2005; June 15, 2005; June 20, 2005; August 3, 2005; August 22, 2005; September 12, 2005
• Report on Form 8-K	August 24, 2005
• Description of the Ordinary Shares of EMI contained in Item 14 of the Annual Report on Form 20-F	November 22, 1996

Elscint Filings (File No. 001-08781)	Filing Date

• Annual Report on Form 20-F/ A	July 14, 2005
• Reports on Form 6-K	February 22, 2005; February 24, 2005; April 4, 2005; April 14, 2005; April 28, 2005; May 9, 2005; June 6, 2005; June 15, 2005; June 20, 2005; June 28, 2005; August 15, 2005; August 22, 2005; September 20, 2005
• Description of the Ordinary Shares of Elscint contained in the Registration Statement on Form 8-A	August 28, 1984

      In addition, all annual reports on Form 20-F and any Form 6-K (to the extent so specified in such Form 6-K) filed with or submitted to the SEC by EMI or Elscint under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this joint proxy statement/ prospectus and until the date of the special meetings shall be deemed to be incorporated by reference into this joint proxy statement/ prospectus.
      EMI has supplied all information contained or incorporated by reference in this joint proxy statement/ prospectus relating to EMI, and Elscint has supplied all such information relating to Elscint.
      If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this joint proxy statement/ prospectus. Shareholders may obtain documents incorporated by reference in this joint proxy statement/ prospectus by requesting them in writing or by telephone from the appropriate party at the following addresses:

Elbit Medical Imaging Ltd.	Elscint Ltd.
13 Mozes Street	13 Mozes Street
Tel Aviv 67442, Israel	Tel Aviv 67442, Israel
Attention: Mr. Shimon Yitzhaki, President and	Attention: Mr. Abraham (Rami)
Chief Financial Officer	Goren, Executive Chairman of the
Telephone: 972-3-608-6010	Board of Directors
Facsimile: 972-3-695-3080	Telephone: 972-3-608-6020
Facsimile: 972-3-696-2022
      If you would like to request documents from us, please do so by October 17, 2005 to receive them before the EMI and Elscint special meetings.
      You should rely only on the information contained or incorporated by reference in this joint proxy statement/ prospectus to vote on the merger agreement. We have not authorized anyone to provide you with information that is different from that contained in this joint proxy statement/ prospectus. This joint proxy statement/ prospectus is dated September 27, 2005. You should not assume that the information contained in the joint proxy statement/ prospectus is accurate as of any date other than such date, and neither the mailing of the joint proxy statement/ prospectus to shareholders nor the issuance of EMI ordinary shares in the merger shall create any implication to the contrary.

Annex A
AGREEMENT AND PLAN OF MERGER
BY AND BETWEEN
ELBIT MEDICAL IMAGING LTD.
AND
ELSCINT LIMITED.
DATED AS OF
AUGUST 21, 2005

1.	THE MERGER		A-8
	1.1	The Merger	A-8
	1.2	Closing	A-8
	1.3	Effects of Merger	A-8
	1.4	Assumption of Options	A-8
2.	MANNER AND BASIS FOR THE EXCHANGE OF SHARES		A-9
	2.1	The Exchange of ELSCINT Shares	A-9
	2.2	Fractional Shares	A-9
	2.3	Exchange Procedure	A-9
	2.4	Lost, Stolen or Destroyed Certificates	A-11
	2.5	Termination of Exchange Fund	A-11
	2.6	Taking of Necessary Action, Further Action	A-11
3.	PUBLICITY; CONFIDENTIAL INFORMATION		A-11
4.	REPRESENTATIONS AND WARRANTIES OF ELSCINT		A-12
	4.1	Organization of ELSCINT	A-12
	4.2	Capitalization	A-13
	4.3	Options, Warrants, Etc.	A-13
	4.4	Holding of ELBIT Shares	A-13
	4.5	Subsidiaries	A-13
	4.6	Financial Statements; No Undisclosed Liabilities	A-14
	4.7	SEC Filings; Sarbanes-Oxley Matters	A-14
	4.8	Proxy Statement Disclosures	A-15
	4.9	Taxes	A-15
	4.10	Ownership of Assets	A-15
	4.11	Permits	A-16
	4.12	Environmental Matters	A-16
	4.13	Listings	A-16
	4.14	Litigation	A-16
	4.15	Opinion of Financial Advisor	A-17
	4.16	Absence of Changes	A-17
	4.17	Authority for Merger Agreement	A-18
	4.18	Compliance with Laws	A-18
	4.19	Certain Corporate Resolutions and Board Recommendation	A-18
	4.20	No Breach	A-19
	4.21	Disclosure	A-19
5.	REPRESENTATIONS AND WARRANTIES OF ELBIT		A-19
	5.1	Organization of ELBIT	A-19
	5.2	Capitalization	A-20
	5.3	Options, Warrants, Etc.	A-20
	5.4	Holding of ELSCINT Shares	A-20
	5.5	Subsidiaries	A-20
	5.6	Financial Statements; No Undisclosed Liabilities	A-21
	5.7	SEC Filings, ISA Filings; Sarbanes-Oxley Matters	A-21
	5.8	Proxy Statement Disclosures	A-22
	5.9	Taxes	A-22
	5.10	Ownership of Assets	A-23
	5.11	Permits	A-23

	5.12	Environmental Matters	A-23
	5.13	Listing	A-23
	5.14	Litigation	A-24
	5.15	Opinion of Financial Advisor	A-24
	5.16	Absence of Changes	A-24
	5.17	Authority for Merger Agreement	A-25
	5.18	Compliance with Laws	A-25
	5.19	Certain Corporate Resolutions and Board Recommendation	A-25
	5.20	No Breach	A-26
	5.21	Disclosure	A-26
6.	COURT APPROVAL		A-26
7.	COVENANTS		A-27
	7.1	Access	A-27
	7.2	Share Capital	A-27
	7.3	Other Actions	A-28
	7.4	Litigation	A-28
	7.5	Quarterly Statements	A-28
	7.6	Proxy Statements	A-28
	7.7	Information for Filings	A-29
	7.8	Listing of ELBIT Shares on NASDAQ and the TASE	A-29
	7.9	Affiliates	A-29
	7.10	S-8 Registration Statement	A-30
	7.11	Satisfaction of Conditions to Closing	A-30
	7.12	Advice of Changes	A-30
	7.13	Regulatory Approvals	A-30
	7.14	Certain Filings	A-30
	7.15	Officers’ and Directors’ Insurance	A-30
	7.16	U.S. Tax Treatment	A-31
8.	CONDITIONS TO CLOSING		A-31
9.	ACTIONS AFTER THE CLOSING DATE		A-32
	9.1	Survival of Representations and Warranties	A-32
	9.2	Further Acts	A-32
10.	EXPENSES; TAXES		A-33
11.	MODIFICATION OR TERMINATION; WAIVERS		A-33
	11.1	Modifications and Waivers	A-33
	11.2	Termination	A-33
12.	NOTICES		A-34
13.	GOVERNING LAW & JURISDICTION		A-35
14.	ENTIRE AGREEMENT		A-35
15.	SCHEDULES AND EXHIBITS		A-35
16.	COUNTERPARTS		A-35
17.	RULES OF CONSTRUCTION		A-35
18.	OTHER REMEDIES		A-36
19.	NO THIRD PARTY BENEFICIARIES		A-36
20.	NO WAIVER		A-36

LIST OF EXHIBITS AND SCHEDULES
Exhibits:
Exhibit 7.5 — Quarterly Statements
Exhibit 7.9 — Affiliates — Form of written agreement
Exhibit 8(g) — Tax Rulings
Exhibit 8.2 — Consent of ELSCINT’s option holders
Disclosure Schedule:
Section 4.3 — Options, Warrants, Etc — Options, warrants, rights to ELSCINT share capital
Section 4.4 — Holdings of ELBIT Shares — holdings of ELBIT Shares by ELSCINT or Material ELSCINT Subsidiary
Section 4.5(a) — Subsidiaries — list of Material ELSCINT subsidiaries
Section 4.5(c) — Subsidiaries — Encumbrances on share capital of Material ELSCINT subsidiaries
Section 4.6(a) — Financial Statements — ELSCINT’s financial statements
Section 4.10(a) — Ownership of Assets — list of ELSCINT’s or Material ELSCINT Subsidiaries’ real assets and list of encumbrances on ELSCINT’s or Material ELSCINT Subsidiaries’ assets
Section 4.10(b) — Ownership of Assets — list of ELSCINT or Material ELSCINT Subsidiaries’ which are not in good and sufficient operating condition or which are in violation of laws
Section 4.14 — Litigation — actions, suits, proceedings or investigations, pending before any court
Section 4.15 — Opinion of Financial Advisor — fairness opinion of Oppenheimer & Co. Inc.
Section 4.16 — Actions Since March 31, 2005 — ELSCINT’s and Material ELSCINT Subsidiaries’ actions not in the ordinary course of business.
Section 4.20 — No Breach — rights to violate documents as a result of the Merger.
Section 5.5(b) — Subsidiaries — list of Material ELBIT subsidiaries
Section 5.5(d) — Subsidiaries — Encumbrances on share capital of Material ELBIT subsidiaries
Section 5.6(a) — Financial Statements — ELBIT’s financial statements
Section 5.9(a) — Taxes — ELBIT’s tax liabilities not in the ordinary course of business after March 31, 2005.
Section 5.10(a) — Ownership of Assets — list of ELBIT’s or Material ELBIT Subsidiaries’ real assets and list of encumbrances on ELBIT’s or Material ELBIT Subsidiaries’ assets
Section 5.10(b) — Ownership of Assets — list of ELBIT or Material ELBIT Subsidiaries’ which are not in good and sufficient operating condition or which are in violation of laws
Section 5.14 — Litigation — actions, suits, proceedings or investigations, pending before any court
Section 5.15 — Opinion of Financial Advisor — fairness opinion of C.E. Unterberg, Towbin, LLC
Section 5.20 — No Breach — rights to violate documents as a result of the Merger.

INDEX OF DEFINED TERMS

Definition	Section

Affiliated Shareholders	7.9
Agreement	Whereas clauses
Certificate	2.3(c)
Closing	1.2
Closing Date	1.2
Code	Whereas clauses
Companies Law	1.1
Court	6(a)
ELBIT	Whereas clauses
ELBIT 2004 20F	5.6(a)
ELBIT Audited Financial Statements	5.6(a)
ELBIT Financial Statements	5.6(a)
ELBIT Condensed Interim Financial Statements	5.6(a)
ELBIT SEC AND ISA Reports	5.7
ELBIT Shareholders Meeting	6(a)
ELBIT Shares	Whereas clauses
ELBIT Taxes	5.9(a)
ELSCINT	Whereas clauses
ELSCINT 2004 20F	4.6(a)
ELSCINT Audited Financial Statements	4.6(a)
ELSCINT Disclosure Schedule	4
ELSCINT Financial Statements	4.6(a)
ELSCINT Condensed Interim Financial Statements	4.6(a)
ELSCINT SEC Reports	4.7
ELSCINT Shareholder Meeting	6(a)
ELSCINT Shares	Whereas clauses
ELSCINT Taxes	4.9(a)
Encumbrances	4.5(c)
Exchange	1.1(b)
Exchange Act	4.6(a)
Exchange Agent	2.3(a)
Exchange Fund	2.3(b)
Exchange Ratio	2.1
F-4 Registration Statement	7.6(a)
Final Court Order	6(c)
First Motion	6(a)
ISA	3(a)
Israeli GAAP	4.6(a)
Material Adverse Effect on ELBIT	5.1(b)
Material Adverse Effect on ELSCINT	4.1(b)

Definition	Section

Material ELBIT Subsidiaries	5.5(b)
Material ELSCINT Subsidiaries	4.5(a)
Merger	Whereas clauses
Merger Agreement	Whereas clauses
NASDAQ	3(a)
NYSE	3(a)
Option	1.1(b)
Option Documents	1.4(a)
Pre-Closing Period	7.1(a)
Proxy Statement/ Prospectus	7.6(a)
SEC	3(a)
Second Motion	6(c)
TASE	3(a)
Taxes	4.9(a)
Tax Ordinance	Whereas clauses
Tax Ruling	8(g)
U.S. GAAP	4.6(a)

AGREEMENT AND PLAN OF MERGER
      AGREEMENT AND PLAN OF MERGER (this “Merger Agreement”), dated as of August 21, 2005, by and between ELBIT MEDICAL IMAGING LTD. (“ELBIT”) and ELSCINT LIMITED. (“ELSCINT”).
      WHEREAS, ELBIT is a public company organized under the laws of the State of Israel, having a registered (authorized) share capital of NIS 50,000,000 divided into 50,000,000 Ordinary Shares, nominal value NIS 1.0 per share (the “ELBIT Shares”); and
      WHEREAS, ELSCINT is a public company organized under the laws of the State of Israel, having a registered (authorized) share capital of NIS 1,200,000 divided into 24,000,000 Ordinary Shares, nominal value NIS 0.05 per share (the “ELSCINT Shares”); and
      WHEREAS, ELBIT beneficially owns, directly and through Elbit Medical Holdings Ltd. (“EMH”), a wholly owned subsidiary of Elbit, 10,269,784 of the issued and outstanding ELSCINT Shares, representing approximately 61% of the issued and outstanding ELSCINT Shares on the date hereof; and
      WHEREAS, the parties have decided to enter into an arrangement for merger by way of exchange of shares pursuant to Sections 350 and 351 of the Companies Law (as defined below), as more fully described in Section 1.1 herein (the “Merger”); and
      WHEREAS, immediately following the consummation of the Merger the corporate identity and existence of ELSCINT shall continue unaffected and unimpaired by the Merger and ELSCINT shall continue its corporate existence; and
      WHEREAS, each of the Audit Committee and the Board of Directors of ELSCINT, following the recommendation of an independent committee of ELSCINT’s board of directors formed for the purpose of considering the transactions contemplated by this Merger Agreement has deemed the Merger to be advisable and fair to ELSCINT’s shareholders other than ELBIT, its controlling shareholder and any affiliates of ELBIT and/or its controlling shareholder and is to the benefit of ELSCINT and each of the Audit Committee and Board of Directors has approved this Merger Agreement, including the Merger, and the other transactions provided for herein, and the Board of Directors of ELSCINT resolved to recommend that the shareholders of ELSCINT approve and adopt this Merger Agreement, including the Merger and the other transactions contemplated by this Agreement;
      WHEREAS, each of the Audit Committee and the Board of Directors of ELBIT, following the recommendation of an independent committee of ELBIT’s board of directors formed for the purpose of considering the transactions contemplated by this Merger Agreement has deemed the Merger to be advisable and fair to ELBIT’s shareholders and is to the benefit of ELBIT and each of the Audit Committee and Board of Directors has approved this Merger Agreement, including the Merger, and the other transactions provided for herein, and the Board of Directors of ELBIT resolved to recommend that the shareholders of ELBIT approve and adopt this Merger Agreement, including the Merger, the other transactions contemplated by this Merger Agreement and the issuance of ELBIT Shares pursuant to Section 2 hereof;
      WHEREAS, the parties intend to effect the Merger in accordance with Sections 104C and 103K of the Israeli Income Tax Ordinance [New Version], 1961, as shall be in effect from time to time (the “Tax Ordinance”); and
      WHEREAS, the parties intend, by approving resolutions authorizing this Merger Agreement, to adopt this Merger Agreement as a plan of reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations thereunder, and that the Merger and the other transactions contemplated by this Merger Agreement be undertaken pursuant to such plan;

      NOW, THEREFORE, the parties hereto, in consideration of the premises and of the mutual representations, warranties, covenants and agreements contained herein, hereby agree as follows:
      1.     THE MERGER.
      1.1     The Merger. ELSCINT and ELBIT hereby enter into an arrangement for merger by way of exchange of shares pursuant to Sections 350 and 351 of the Israeli Companies Law, 1999, as amended (the “Companies Law”), whereby subject to the fulfillment of the conditions to Closing specified in Section 8 below, and on the Closing Date (as defined below):

(a) EMH shall distribute as a dividend in kind to ELBIT for no direct and/or indirect consideration all of the ELSCINT Shares held by it at that time, which shall constitute EMH’s entire holdings in ELSCINT at the Closing Date;

(b) All issued and outstanding ELSCINT Shares (except for ELSCINT Shares held by ELBIT and any ELSCINT Shares held by or for the benefit of ELSCINT) will be converted into the right to receive fully paid, validly issued and non-assessable ELBIT Shares in the aggregate amount and in the manner set forth in Section 2.1 below (the “Exchange”), which Exchange shall be effected in the manner set forth in Section 2, and (2) each outstanding option to purchase ELSCINT Shares (each, an “Option”) shall be assumed by ELBIT and shall be deemed to constitute an option to acquire fully paid, validly issued and non-assessable ELBIT Shares in the amount and in the manner set forth in Section 1.4 below;

(c) At the Closing, ELSCINT shall become a wholly-owned subsidiary of ELBIT and cease to be a public company and shall become a ’private company’ (as that term is defined in the Companies Law), held only by ELBIT, all upon the terms and subject to the conditions to Closing set forth herein.

(d) Alternatively, instead of the distribution in kind of Elscint Shares held by EMH to EMI, as detailed in Section 1.1(a) above, EMI may elect, at its sole discretion, to execute the merger by causing EMH to purchase all of Elscint Shares (other than Elscint Shares held by EMI, EMH and Elscint) in consideration for the issuance of EMI Shares as detailed in this Merger Agreement. In such event, the provisions of this Merger Agreement shall apply, mutatis mustandis.
      The actions and transactions described above shall be deemed to take place and executed simultaneously and no transactions shall be deemed to have been completed until all such transactions have been completed.
      1.2     Closing. The closing of the Merger, including the Exchange (the “Closing”) shall take place within two (2) Israeli business days after the full satisfaction (or waiver by the applicable party, as the case may be) of all of the conditions to Closing specified in Section 8 below, at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Law Office, 1 Azrieli Center, the Round Building, 39-40 Floors, Tel Aviv at 3:00 p.m. or at such other time or place as may be agreed between the parties (the “Closing Date”).
      1.3     Effects of the Merger. Immediately following the consummation of the Merger, the corporate identity and existence of ELSCINT, with all its purposes, powers and objects, shall remain unaffected and unimpaired by the Merger and ELSCINT shall continue its corporate existence under the laws of the State of Israel. For the avoidance of doubt, this means, among other things, that the Merger and the other transactions contemplated hereunder shall not, in and of themselves, change (i) ELSCINT’s business, as presently conducted, or (ii) the rights of ELSCINT’s creditors, if any.
      1.4      Assumption of Options.
      (a) At the Closing, each Option then outstanding, whether or not then exercisable, shall be assumed by ELBIT and shall be deemed to constitute an option to acquire ELBIT Shares, on substantially the same terms and conditions, including without limitation, vesting periods, as set forth in the existing ELSCINT Employees and Officers Incentive Plan — Capital Gains Track and grant instruments thereunder (collectively the “Option Documents”), except that (i) each assumed Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of ELBIT Shares equal to the number of ELSCINT Shares underlying such Option immediately prior to the Closing multiplied by the Exchange Ratio, rounded to the nearest whole number of shares of ELBIT Shares, and (ii) the exercise price per ELBIT share of the assumed Options shall be equal to the quotient (rounded to the nearest whole Agora) determined by dividing the exercise price per share at which such assumed Option was exercisable immediately prior to the Closing by the Exchange Ratio and such exercise price shall be paid to ELBIT upon the exercise of any Option. For example, an Option to acquire 100 ELSCINT Shares, at an exercise price of NIS 20.49 per share, shall be deemed to constitute, when assumed by ELBIT at the Closing, an Option to acquire 53 ELBIT shares, at an exercise price of NIS 38.67 per share.
      (b) ELBIT shall take, prior to the Closing, all corporate action necessary to reserve for issuance a sufficient number of ELBIT Shares for delivery upon exercise of the Options assumed in accordance with this Section 1.4.
      (c) As soon as practicable after the Closing, and in any event within ten (10) days following the Closing, ELBIT shall file and cause to become effective a registration statement on Form S-8 (or any successor form) or any other appropriate form, with respect to the ELBIT Shares underlying the Options assumed in accordance with this Section 1.4 and shall use its best commercial efforts to maintain the effectiveness of such registration statement for so long as any such Options remain outstanding.
      2.     MANNER AND BASIS FOR THE EXCHANGE OF SHARES.
      2.1     The Exchange of ELSCINT Shares.
      Effective as of the Closing, by virtue of the Final Court Order (as defined in Section 6 herein), each ELSCINT Share issued and outstanding immediately prior to the Closing (except for ELSCINT Shares held by ELBIT and any ELSCINT Shares held by or for the benefit of ELSCINT) shall be automatically converted into the right to receive 0.53 (zero point fifty three) validly issued, fully paid and non assessable ELBIT Shares (the “Exchange Ratio”). If, prior to the Closing, ELBIT should split or combine the ELBIT Shares, or pay a stock dividend or other stock distribution in ELBIT Shares, then the Exchange Ratio will be appropriately adjusted to reflect such split, combination, dividend or other distribution.
      2.2     Fractional Shares.
      No certificates or scrip representing fractional shares of ELBIT Shares shall be issued upon the Exchange, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of ELBIT. Instead, each holder who otherwise would have been entitled to a fraction of a share of ELBIT Shares shall receive in lieu thereof cash (rounded to the nearest whole cent), without interest, in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the closing price of ELBIT ordinary shares on the Nasdaq National Market on the trading day immediately preceding the Closing Date. The parties hereto acknowledge that payment of the cash consideration in lieu of issuing fractional shares is not separately bargained for consideration, but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities that would otherwise be caused by the issuance of fractional shares.
      2.3     Exchange Procedure.
      (a) Prior to the Closing, ELBIT shall designate, at its cost and expense, American Stock Transfer & Trust Company, or another bank or trust company designated by ELBIT and reasonably satisfactory to ELSCINT (the “Exchange Agent”), to act as agent for ELBIT for purposes of, among other things, mailing and receiving letters of transmittal, and distributing cash (for payment for fractional shares as detailed in Section 2.2 above) and certificates for ELBIT Shares to all other ELSCINT shareholders other than ELBIT.
      (b) At or promptly following the Closing Date, ELBIT shall deposit with the Exchange Agent, for exchange in accordance with Section 2.1 above, the ELBIT Shares to be issued in exchange for the ELSCINT Shares and cash in an amount sufficient to make required cash payments under Section 2.2 above in lieu of fractional shares of ELBIT ordinary (collectively, the “Exchange Fund”). In the event the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent pursuant to Section 2.2 above, ELBIT shall promptly make available to the Exchange Agent the amounts so required to satisfy such payment obligations in full. The Exchange Agent shall deliver the ELBIT Shares issued in exchange for ELSCINT Shares and the cash in lieu of any fractional shares in accordance with Sections 2.1 and 2.2 above, out of the Exchange Fund.
      (c) As soon as reasonably practicable after the Closing Date (but no later than five business days thereafter), ELBIT shall cause the Exchange Agent to mail to each holder of record as of the Closing Date of a certificate representing ELSCINT Shares (a “Certificate”), other than to ELBIT and ELSCINT: (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon proper delivery of the Certificate to the Exchange Agent), that shall also be in such a form and have such other provisions as ELBIT may reasonably specify, and (ii) instructions for use in effecting the surrender of the Certificate in exchange for ELBIT Shares and cash in lieu of fractional shares, as specified in Section 2.3.
      Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange for such Certificate, a certificate representing the number of fully paid, validly issued and non-assessable ELBIT Shares into which the ELSCINT Shares represented by such Certificate so surrendered were exchanged and, if applicable, cash payments in lieu of fractional shares of ELBIT Shares pursuant to Section 2.2 above, and the Certificate so surrendered shall forthwith be cancelled. Until so surrendered, outstanding Certificates will be deemed from and after the Closing Date to evidence only the right to receive, upon surrender and without interest, the ELBIT Shares into which the ELSCINT Shares represented by such Certificate are to be exchanged and, if applicable, cash payments in lieu of fractional shares of ELBIT Shares pursuant to Section 2.2 above.
      (d) No dividends or other distributions declared or made after the date hereof with respect to ELBIT Shares with a record date at or after the Closing Date will be paid to the holders of any un-surrendered Certificate with respect to the ELBIT Shares such holder is entitled to receive until the surrender of such Certificate in accordance with this Section 2.3. Subject to applicable law, following surrender of any such Certificate, the Exchange Agent shall promptly deliver to the record holder thereof, without interest, certificates representing whole ELBIT shares issued in exchange therefor, into which the aggregate number of ELSCINT Shares previously represented by such certificate surrendered shall have been converted pursuant to this Merger Agreement, cash payable in lieu of fractional shares pursuant to Section 2.2 above and the amount of any such dividends or other distributions with a record date at or after the Closing Date theretofore paid with respect to such whole ELBIT Shares.
      (e) If certificates representing ELBIT Shares are to be issued in a name other than that in which the Certificates surrendered in exchange thereof are registered, it will be a condition of the issuance thereof that the Certificates so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange shall have paid to ELBIT or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing ELBIT Shares in any name other than that of holder of record of the Certificates surrendered, or establish to the satisfaction of ELBIT or any agent designated by it that such taxes have been paid or are not payable.
      (f) Each of the Exchange Agent and ELBIT shall be entitled to deduct and withhold from any consideration payable or otherwise, and from any cash dividends or distributions that the holder is entitled to receive under Section 2.3(d) above, payable pursuant to this Merger Agreement to any holder or former holder of ELSCINT Shares such amounts as may be required to be deducted or withheld therefrom (i) under the Israeli Tax Ordinance and the regulations promulgated thereunder, the Tax Ruling (as defined in Section 8 below), or any other provision of Israeli law, statute, regulation, administrative ruling, pronouncement or other authority or judicial opinion or (ii) under the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder or any other provision of United States federal, state or local or foreign law, statute, regulation, administrative ruling, pronouncement or other authority or judicial opinion. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Merger Agreement as having been paid to the person to whom such amounts would otherwise have been paid.
      (g) Notwithstanding anything to the contrary in this Merger Agreement, neither the Exchange Agent, ELBIT, ELSCINT nor any of their respective affiliates shall be liable to any holder of ELBIT Shares or ELSCINT Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.
      2.4     Lost, Stolen or Destroyed Certificates.
      If any Certificate shall have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by ELBIT or the Exchange Agent, the posting by such person of a bond in such reasonable amount as ELBIT or the Exchange Agent may direct as indemnity against any claim that may be made against them with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the ELBIT Shares into which the ELSCINT Shares represented by such Certificate immediately prior to the Closing Date shall have been converted pursuant to Section 2.3 above, and any cash in lieu of fractional shares of ELBIT Shares to the holder thereof pursuant to Section 2.2 above.
      2.5     Termination of Exchange Fund.
      At any time following the date that is 180 days after the Closing Date, ELBIT shall be entitled to require the Exchange Agent to deliver to ELBIT any portion of the Exchange Fund which has not been disbursed to holders of ELSCINT Shares (including all interest and other income received by the Exchange Agent in respect of the Exchange Fund), and thereafter each holder of a Certificate may be entitled to surrender such Certificate only to ELBIT and (subject to abandoned property, escheat and other similar laws) receive in consideration therefore the ELBIT Shares exchangeable for the ELSCINT Shares represented by such Certificate so surrendered and, if applicable, cash payments in lieu of fractional shares of ELBIT Shares pursuant to Section 2.2 above; provided however, that such holders shall have no greater rights against ELBIT than may be accorded to general creditors of ELBIT under applicable law.
      2.6     Taking of Necessary Action; Further Action.
      If, at any time after the Closing Date, any further action is necessary or desirable to carry out the purposes of this Merger Agreement and the transactions contemplated hereby, each of ELBIT and ELSCINT will take any and all such lawful and necessary action.
      3.     PUBLICITY; CONFIDENTIAL INFORMATION.
      (a) Except as otherwise required by applicable law, ELBIT and ELSCINT agree that no publicity, release or announcement and no other notices or other communications to third parties concerning this Merger Agreement, the Merger and the other transactions contemplated hereby shall be issued without the advance approval of the form and substance of the same by the parties hereto. Notwithstanding the foregoing, each party shall be permitted, with prior coordination with the other party, to make such disclosures to the public or to any governmental agencies, the National Association of Securities Dealers, Inc. Automated Quotation System/ National Market System (“NASDAQ”), the New York Stock Exchange (“NYSE”), the Tel-Aviv Stock Exchange Ltd. (“TASE”), the U.S. Securities and Exchange Commission (“SEC”) or the Israel Securities Authority (“ISA”), to maintain compliance with applicable law or stock exchanges and regulatory market rules and requirements.
      (b) Each of ELBIT and ELSCINT agrees that it and its representatives will hold in strict confidence, and will not disclose or reveal to any other person any information or documents previously received or to be received from the other party hereto in connection with the transactions contemplated hereby, and shall use such information and documents only for the purpose of evaluating the other party in connection with, and performing its obligations under, the transactions contemplated hereunder. If the transactions contemplated hereby shall not be consummated, each party will continue to hold such information and documents in strict confidence and, upon request, will promptly return to the other party all such documents and information in written form (including the documents annexed to this Merger Agreement) then in such receiving party’s possession without retaining copies thereof and will make no further use of such information; provided, however, that each party’s obligations under this Section 3(b) to maintain confidentiality shall not apply to any information or documents that (i) are in the public domain at the time furnished by the other party or that come into the public domain thereafter through any means other than as a result of any act of the receiving party or of its agents, officers, directors or shareholders which constitutes a breach of this Merger Agreement or of any other confidentiality agreement between the parties to this Merger Agreement, (ii) the receiving party independently develops without reference to information or documents received from the other party hereto in connection with the transactions contemplated hereby, (iii) is disclosed by a receiving party with the disclosing party’s permission, or (iv) are required to be disclosed by a binding court order (except where the applicable court or court(s) refuse to stay the order after the party so required to disclose has used its reasonable efforts to prevent such disclosure) or pursuant to applicable law; provided, however, that the party against which the order is sought provided the other party hereto with a notice of the proceedings seeking such order as soon as possible after the commencement of such proceedings.
      4.     REPRESENTATIONS AND WARRANTIES OF ELSCINT.
      Except as disclosed in the Disclosure Schedule delivered by ELSCINT to ELBIT concurrently herewith (the “ELSCINT Disclosure Schedule”) or as set forth in the ELSCINT SEC Reports (as defined below), ELSCINT represents and warrants to ELBIT as follows:
      4.1     Organization of ELSCINT.
      (a) ELSCINT is a public company, duly organized and validly existing under the laws of the State of Israel and has full power and authority to carry on its business as presently conducted, and to own, lease and operate its assets currently owned, leased or operated.
      (b) ELSCINT is duly qualified to do business in the jurisdictions in which it operates and is duly authorized, and licensed under all applicable laws, regulations or orders of public authorities, or otherwise, to conduct its business in the places and in the manner presently conducted, except for qualifications, authorizations or licenses the failure of which to obtain would not have a Material Adverse Effect on the business or financial condition, assets or operations of ELSCINT or of any Material ELSCINT Subsidiary (as hereinafter defined); provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect on ELSCINT: (i) any change in ELSCINT’s stock price or trading volume in and of itself (but not excluding the underlying cause of any such change pursuant to this clause (i)); (ii)any change, event, violation, inaccuracy, circumstance or effect that results from changes, events or circumstances affecting (A) any of the industries in which ELSCINT operates generally, or (B) general economic conditions (which changes, events or circumstances in the case of (A) and (B) do not disproportionately affect such entity); (iii) any change, event, violation, inaccuracy, circumstance or effect resulting from public announcement or pendency of this Merger Agreement and the Merger; (iv) any change, event, violation, inaccuracy, circumstance or effect resulting from acts of war or terrorism or any escalation thereof in and of itself (but excluding any changes or effect uniquely on or uniquely with respect to ELSCINT resulting from any such act pursuant to this clause (iv)); (v) any change, event, violation, inaccuracy, circumstance or effect that results from any action or inaction taken by ELBIT; or (vi) the institution of litigation against ELSCINT or any of its officers or directors alleging breach of their fiduciary duties in connection with the entry into this Merger Agreement. Such material adverse effect on ELSCINT on a consolidated basis shall be referred to herein as a “Material Adverse Effect on ELSCINT”.
      (c) ELSCINT has heretofore made available to ELBIT true and complete copies of its Memorandum of Association and its Articles of Association certified by the Corporate Secretary of ELSCINT, as in effect on the date hereof. The minute books of ELSCINT contain substantially accurate records of all meetings of its Board of Directors, all committees of its Board of Directors and of its shareholders in the past two years.

      4.2     Capitalization.
      (a) The registered (authorized) share capital of ELSCINT consists of NIS 1,200,000 divided into 24,000,000 Ordinary Shares, NIS 0.05 nominal value per share, all of which are duly authorized, of which 17,493,143 shares are outstanding as of the date hereof (including 657,923 shares held by or for the benefit of ELSCINT). All outstanding ELSCINT Shares are validly issued, fully paid and non-assessable, and are not subject to any pre-emptive or similar rights in respect thereto.
      4.3     Options, Warrants, Etc.
      As of the date hereof and except as set forth in Section 4.3 of the ELSCINT Disclosure Schedule, there are no outstanding options, warrants, rights, calls, subscriptions or other rights, or other commitments or agreements of any nature calling for or relating to the issuance or transfer, sale or other disposition by ELSCINT or any Material ELSCINT Subsidiary of any share capital of ELSCINT or any Material ELSCINT Subsidiary, or of any securities convertible into or exchangeable for any share capital of ELSCINT or any Material ELSCINT Subsidiary. Section 4.3 of the ELSCINT Disclosure Schedule also sets forth the name of each holder of an Option, the number of shares subject to each Option, the date of grant, expiration date, vesting schedules and the exercise price of each Option.
      Neither ELSCINT nor any Material ELSCINT Subsidiary has any outstanding bonds, debentures, notes or other indebtedness granting any voting rights in such companies’ board of directors meeting or shareholder meetings (or convertible into securities granting such rights). There are no outstanding contractual obligations of ELSCINT or of any Material ELSCINT Subsidiary to repurchase, redeem or otherwise acquire, any share capital or other securities of ELSCINT or of any Material ELSCINT Subsidiary.
      4.4     Holding of ELBIT Shares.
      Except as set forth in Section 4.4 of the ELSCINT Disclosure Schedule, neither ELSCINT nor any Material ELSCINT Subsidiary beneficially owns any ELBIT Shares.
      4.5     Subsidiaries.
      (a) Section 4.5(a) of the ELSCINT Disclosure Schedule provides a complete list of all material ELSCINT subsidiaries (collectively, the “Material ELSCINT Subsidiaries”) and the percentage of holdings and voting rights of ELSCINT and any Material ELSCINT Subsidiary on a fully diluted and on a non-fully diluted basis.
      (b) Each of the Material ELSCINT Subsidiaries is duly organized and validly existing under the laws of the jurisdiction of its organization and has the full power and authority to carry on its business as presently conducted and to own, lease and operate its assets. Each of the Material ELSCINT Subsidiaries is qualified to do business in the jurisdictions in which it operates, and is duly authorized, and licensed under all laws, regulations, laws or orders of public authorities, or otherwise, to carry on its business in the places and in the manner presently conducted, except for authorizations, qualifications or licenses the failure of which to obtain, would not have a Material Adverse Effect on ELSCINT.
      (c) The outstanding shares of capital stock of each of the Material ELSCINT Subsidiaries are validly issued, fully paid and non-assessable, and the shares of each Material ELSCINT Subsidiary, to the extent owned by ELSCINT or another Material ELSCINT Subsidiary, are owned by ELSCINT or such Material ELSCINT Subsidiary free and clear of any and all claims, leases, restrictions on transfer, pledges, security interests, liens, charges or other encumbrances of any nature whatsoever (collectively, “Encumbrances”) except as set forth in Section 4.5(c) of the ELSCINT Disclosure Schedule.
      (d) None of the shares of any Material ELSCINT Subsidiary are held by nominees of ELSCINT or any Material ELSCINT Subsidiary for the benefit of ELSCINT or any Material ELSCINT Subsidiary.

      4.6     Financial Statements; No Undisclosed Liabilities.
      (a) The audited consolidated financial statement of ELSCINT as of and for the year ended December 31, 2004 together with the opinion thereon of Brightman Almagor & Co. (the “ELSCINT Audited Financial Statements”), included as part of ELSCINT’s annual report on Form 20-F/ A for the year ended December 31, 2004 (the “ELSCINT 2004 20F”), and the condensed unaudited consolidated balance sheet and statement of operations of ELSCINT for the three months ended March 31, 2005 (the “ELSCINT Condensed Interim Financial Statements”, and collectively with the ELSCINT Audited Financial Statements, the “ELSCINT Financial Statements”) are attached hereto as Section 4.6(a) of the ELSCINT Disclosure Schedule. The ELSCINT Audited Financial Statements complied, at the time of the filing thereof with the SEC, as to form and substance in all material respects with applicable accounting requirements under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and with the published rules and regulations of the SEC (as applicable to foreign private issuers).
      The ELSCINT Financial Statements fairly present, in all material respects the consolidated financial position of ELSCINT as of their respective dates and the consolidated results of its operations for the periods presented (subject, in the case of the condensed unaudited interim financial statements, to normal year-end adjustments).
      The ELSCINT Financial Statements were prepared in conformity with generally accepted accounting principles in Israel (“Israeli GAAP”) and in the case of ELSCINT Audited Financial Statements, including a reconciliation note to generally accepted accounting principles in the United States (“U.S. GAAP”) applied on a consistent basis.
      (b) Except as set forth in the ELSCINT Financial Statements, there are no liabilities or obligations of ELSCINT and/or its consolidated, or partially consolidated subsidiaries, whether accrued, absolute, contingent or otherwise, and whether due or to become due, which would be required to be reflected or reserved against on a balance sheet prepared in accordance with Israeli GAAP or U.S. GAAP, except for liabilities or obligations of ELSCINT or its consolidated or partially consolidated subsidiaries (i) under this Merger Agreement or the transactions contemplated hereby or (ii) incurred in the ordinary course of business since March 31, 2005 that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ELSCINT.
      (c) The trade receivables shown on the balance sheet of the ELSCINT Financial Statements arose in the ordinary course of business consistent with past practice and have been collected or, to ELSCINT’s belief, are collectible, in the book amounts thereof, less any amounts not in excess of the allowance for doubtful accounts provided for in each respective balance sheet of ELSCINT included in ELSCINT Financial Statements. The trade receivables of ELSCINT and the Material ELSCINT Subsidiaries arising since March 31, 2005 arose in the ordinary course of business and represent valid obligations of customers from bona fide transactions entered into in the ordinary course of business.
      4.7     SEC Filings; Sarbanes-Oxley Matters.
      ELSCINT has made all filings required under the Exchange Act to be filed with the SEC since January 1, 2002. The ELSCINT 2004 20-F and other statements and reports filed with the SEC pursuant to the Exchange Act, if any, since January 1, 2002 (the “ELSCINT SEC Reports”), complied, when filed, in all material respects with applicable SEC requirements, and no such statement or report contained, at the time it was filed (or declared effective, with respect to registration statements) an untrue statement of a material fact or omitted to state any material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. ELSCINT is in compliance with all provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder which are applicable to it, as of the date hereof, in all material respects.

      4.8     Proxy Statement Disclosures.
      No information supplied or to be supplied by ELSCINT to ELBIT for inclusion or incorporation by reference in the F-4 Registration Statement and the Proxy Statement/ Prospectus will, in the case of the Proxy Statement/ Prospectus, at the time of mailing thereof and at the respective times of the shareholders’ meetings of ELBIT and ELSCINT to be held in accordance with Section 6 herein, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or will, in the case of the F-4 Registration Statement, at the time the F-4 Registration Statement is filed with the SEC and at the time it becomes effective under United States Securities Act of 1933, as amended (the “Act”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/ Prospectus will comply as to form and substance in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, except that no representation is made by ELSCINT with respect to information supplied by ELBIT for inclusion therein.
      4.9     Taxes.
      (a) All taxes, including for the purposes of this Merger Agreement (if any), without limitation, income, property, franchise, excise, value added, transfer, capital, social security, withholding, and employees’ withholding taxes, whether direct or indirect (collectively, “Taxes”) imposed by the State of Israel, by any foreign country or by any competent authority of the State of Israel or of any foreign country, which have become due and payable by ELSCINT or any Material ELSCINT Subsidiary, together with any interest or penalties thereon (“ELSCINT Taxes”), whether disputed or not, have been paid in full or adequately provided for by reserves shown on the books of account of ELSCINT and/or any Material ELSCINT Subsidiary, in accordance with Israeli GAAP and/or U.S. GAAP, consistently applied. All income material returns and reports required to be filed for any period ending on or before the Closing Date with respect to ELSCINT Taxes have been or will be properly prepared and filed with the appropriate governmental agencies, and all such returns and reports are or will fairly present, in all material respects, ELSCINT’s results of operation for tax purposes. As of March 31, 2005, neither ELSCINT nor any Material ELSCINT Subsidiary is liable for the payment of ELSCINT Taxes due until March 31, 2005, and for which no adequate provision, in accordance with generally accepted accounting principles, was made in ELSCINT Financial Statements, in any jurisdiction. All ELSCINT Taxes arising since March 31, 2005 arose in the ordinary course of business from bona fide transactions and would not be reasonably expected to have a Material Adverse Effect on ELSCINT.
      (b) No deficiency or adjustment in respect of any ELSCINT Taxes in excess, individually or in the aggregate, of $100,000, has been assessed against ELSCINT or any Material ELSCINT Subsidiary and remains unpaid or provided, other than such ELSCINT Taxes which are being contested in good faith, and ELSCINT has no knowledge of any proposed or threatened assessment of additional liability for ELSCINT Taxes against ELSCINT or any Material ELSCINT Subsidiary in excess, individually or in the aggregate, of $100,000, for any period ending prior to the date hereof.
      (c) There is no claim, audit, action, suit, proceeding or investigation now pending or, to the best of ELSCINT’s knowledge, threatened against ELSCINT or any of the Material ELSCINT Subsidiaries in respect of any tax or assessment, except for returns which are currently under review of the relevant tax authorities, or returns which were submitted to the relevant tax authority for which review has not yet commenced.
      4.10     Ownership of Assets.
      (a) Except as set forth in Section 4.10(a) of the ELSCINT Disclosure Schedule, ELSCINT and the Material ELSCINT Subsidiaries have good and valid title to, all of their respective owned assets and real and personal properties, both tangible and intangible (including, without limitation, all assets reflected in the ELSCINT Condensed Interim Financial Statements, except those disposed of since March 31, 2005), and good title to their leasehold estates with respect to real and personal property, in each case free and clear of all Encumbrances, except, in each case:

(i) encumbrances for current taxes not delinquent, or taxes being protested in good faith, and

(ii) such imperfections in the title thereto and Encumbrances, if any, as do not materially detract from the value, or materially interfere with the present or continued use or occupancy, of the property of ELSCINT and the Material ELSCINT Subsidiaries; and

(iii) with respect to real property, Encumbrances which would not result in a Material Adverse Effect on ELSCINT.
      (b) Other than as set forth in Section 4.10(b) of the ELSCINT Disclosure Schedule, each of ELSCINT and the Material ELSCINT Subsidiaries owns or has a valid leasehold interest in all the buildings, structures, leasehold improvements, equipment and other tangible property material to its businesses as presently conducted, all of which are in good and sufficient operating condition and repair, ordinary wear and tear excepted, and neither ELSCINT nor any Material ELSCINT Subsidiary has received notice that any of such property (A) is in violation in any material respect of any existing law or any building, zoning, health, safety or other law or regulation or (B) requires any substantial work, repairs, construction, alterations or installation which has not been complied with.
      4.11     Permits.
      ELSCINT and the Material ELSCINT Subsidiaries have all permits, licenses, orders, approvals, franchises and the rights and privileges necessary in order for them to carry on their business as presently conducted, except such permits, licenses, orders, approvals, franchises, and other rights and privileges the failure of which to obtain would not have a Material Adverse Effect on ELSCINT. Each such permit, license, order and approval is in full force and effect, and no proceeding is pending, or to the best knowledge of ELSCINT, threatened, to revoke or materially modify it. ELSCINT and the Material ELSCINT Subsidiaries have been and are in compliance with the terms of each such permit, license, order and approval and any conditions placed thereon and neither ELSCINT nor any of the Material ELSCINT Subsidiaries is aware of any potential violation or breach of the terms and conditions of any such permit, license, order, approval, franchise and any right and privilege resulting from the consummation of the Merger (except to the extent that the failure to be in compliance or such violation or breach could not reasonably be expected to have a Material Adverse Effect on ELSCINT).
      4.12     Environmental Matters.
      ELSCINT and, to the best knowledge of ELSCINT, each Material ELSCINT Subsidiary, are in substantial compliance with all applicable environmental regulations and standards relating to the conduct of the business of ELSCINT and the Material ELSCINT Subsidiaries, respectively, as presently conducted and there exists no toxic waste or other environmental hazard that has not previously been publicly disclosed by ELSCINT or otherwise disclosed in writing to ELBIT which would have a Material Adverse Effect on ELSCINT.
      4.13     Listing.
      The listing of ELSCINT shares for trade on the NYSE is in complete force and effect as of the date of this Merger Agreement. ELSCINT did not receive any notice regarding a potential delisting of its shares from trade on the NYSE and ELSCINT is not aware of any non-compliance on its part with any listing or maintenance requirement of the NYSE applicable to it, including all NYSE corporate governance standards.
      4.14     Litigation.
      Except as set forth in Section 4.14 of the ELSCINT Disclosure Schedule, there are no actions, suits, proceedings or investigations, pending before any court or governmental agency or before any arbitrator of any kind, or any order, injunction or decree outstanding or an application therefor, or, to the best knowledge of ELSCINT, threatened, against ELSCINT or any Material ELSCINT Subsidiary or relating to their property, assets or business as presently conducted which, if sustained, would have a Material Adverse Effect on ELSCINT, or (in respect of those actions, suits, proceedings or investigations each of which by itself would not have a Material Adverse Effect on ELSCINT or on any Material ELSCINT Subsidiary) would, taken together, have a Material Adverse Effect on ELSCINT.
      4.15     Opinion of Financial Advisor.
      The Board of Directors of ELSCINT has received the opinion of Oppenheimer & Co. Inc., which shall be attached hereto as Section 4.15 of the ELSCINT Disclosure Schedule immediately following the signing of this Merger Agreement, to the effect that, as of the date of entering into this Merger Agreement, the Exchange Ratio is fair, from a financial point of view, to the shareholders of ELSCINT other than ELBIT, its controlling shareholder and any affiliates of ELBIT and/or its controlling shareholder.
      4.16     Absence of Changes.
      Since March 31, 2005, except (a) as reflected in, or contemplated by, the ELSCINT SEC Reports, including the ELSCINT Condensed Interim Financial Statements or (b) as otherwise expressly set forth in Section 4.16 of the ELSCINT Disclosure Schedule, each of ELSCINT and, to the best knowledge of ELSCINT, each of the Material ELSCINT Subsidiaries has conducted its business only in the ordinary course thereof and has not:

(i) issued or sold, or agreed to issue or sell, or purchased, or agreed to purchase, any of its share capital or securities convertible into or exchangeable for such share capital, or any options, warrants, rights or calls to purchase such share capital, or other corporate securities;

(ii) incurred any material obligation or liability, absolute or contingent, except in the ordinary course of business consistent with past practice;

(iii) made any wage or salary increase or granted any bonuses, except those made in the normal employee or executive review process carried on in the ordinary course of business consistent with past practice;

(iv) mortgaged, pledged or subjected to Encumbrance any of its material properties or assets, other than in the ordinary course of business;

(v) sold, assigned or transferred any of its material properties or assets, other than in the ordinary course of business;

(vi) entered into any material transaction not in the ordinary course of business consistent with past practice;

(vii) suffered any change, event or set of circumstances which has had, or is reasonably likely to have, a Material Adverse Effect on ELSCINT;

(viii) waived any rights of substantial value, or cancelled, modified or waived any debts held by ELSCINT or any Material ELSCINT Subsidiary, other than rights or debts (A) in the ordinary course of business which are not in excess of U.S.$1,000,000 in the aggregate; and (B) other than in the ordinary course of business which are not in excess of U.S.$250,000 in the aggregate (ELSCINT and any Material ELSCINT Subsidiary, taken together, for the purposes of the amounts referenced in clauses (A) and (B));

(ix) made or incurred capital expenditures in excess of an aggregate of U.S.$1,000,000 (ELSCINT and any Material ELSCINT Subsidiary, taken together), other than in the ordinary course of business;

(x) declared, paid or set aside any dividends or other distributions or payments on its share capital or repurchased, redeemed or otherwise acquired any outstanding shares or other securities of, or other ownership interests in, ELSCINT or any Material ELSCINT Subsidiary;

(xi) made any loans or advances to any Person or assumed, guaranteed, endorsed or otherwise became responsible for the obligations of any Person, other than in the ordinary course of business;

(xii) effected any merger, consolidation, recapitalization, share split, share dividend, reorganization or other transaction affecting the share capital of ELSCINT;

(xiii) suffered any damage, destruction or other casualty or loss (whether or not covered by insurance) materially affecting the assets or business of ELSCINT and any Material ELSCINT Subsidiary as presently conducted;

(xiv) materially changed any method or principle of accounting or accounting practice of ELSCINT, except for any such change required by reason of a concurrent change in the applicable generally accepted accounting principles and disclosed in the ELSCINT Financial Statements; or

(xv) entered into any agreement or commitment relating to any of the foregoing.
      4.17     Authority for Merger Agreement.
      (a) Subject to the fulfillment of all the conditions to Closing specified in Section 8 below (or the waiver of any of which by the applicable party in accordance with the terms of Section 8 below), all corporate and other proceedings required to be taken by or on behalf of ELSCINT in order to authorize ELSCINT to execute this Merger Agreement and consummate the Merger, have been duly and properly taken. This Merger Agreement has been duly signed and delivered by ELSCINT and is valid and binding upon ELSCINT and enforceable against it in accordance with its terms.
      (b) No filing or registration with or notification to and no permit, authorization, consent or approval of any governmental entity (including, without limitation, regulatory authority or agency of Israel, federal, state or local of the United States, or any other applicable jurisdiction) is required to be obtained, made or given by ELSCINT or any Material ELSCINT Subsidiary in connection with the execution of this Merger Agreement or the consummation by ELSCINT of the Merger or the other transactions contemplated hereby, except:

(i) the filing of the Final Court Order with the Registrar of Companies in Israel;

(ii) the filing with the SEC of, and a declaration of effectiveness by the SEC of the F-4 Registration Statement, as defined in Section 7.6 herein;
      4.18     Compliance with Laws.
      Neither ELSCINT nor, to the best knowledge of ELSCINT, any Material ELSCINT Subsidiary, is in violation of or is in default under Israeli or foreign law, any regulation, order, judgment, injunction, decree, award or other requirement of any court, arbitrator or governmental or regulatory body, including without limitation labor and employment practices, environment, health and safety, zoning, or otherwise relating to its property, assets or business as presently conducted, except for violations of or liabilities under any of the foregoing which would not, individually or in the aggregate, have a Material Adverse Effect on ELSCINT.
      4.19     Certain Corporate Resolutions and Board Recommendation.
      The Audit Committee and Board of Directors of ELSCINT, following the recommendation of an independent committee of ELSCINT’s Board of Directors formed for the purpose of considering the transactions contemplated by this Merger Agreement, have duly approved and adopted this Merger Agreement, the Merger and the other transactions contemplated hereby, determined that the Merger is advisable and fair to the shareholders of ELSCINT other than ELBIT, its controlling shareholder and any affiliates of ELBIT and/or its controlling shareholder, and is to the benefit of ELSCINT, and the Board of Directors recommended that the shareholders of ELSCINT approve and adopt this Merger Agreement, the Merger and the other transactions contemplated hereby.

      4.20     No Breach.
      The Merger and the other transactions contemplated by this Merger Agreement will not give rise to a right to terminate or result in a breach of the terms or conditions of or constitute a default under or violate (i) the Memorandum of Association or Articles of Association (or similar instrument) of ELSCINT or any Material ELSCINT Subsidiary, or (ii) any agreement or other document or undertaking to which ELSCINT or any Material ELSCINT Subsidiary is a party or by which any of them is bound, except (A) as set forth in Section 4.20 of the ELSCINT Disclosure Schedule and (B) solely with respect to clause (ii) above, violations or breaches which would not, in the aggregate, have a Material Adverse Effect on ELSCINT, or materially adversely affect the ability of ELSCINT to consummate the transactions contemplated hereby.
      4.21     Disclosure.
      The representations, warranties and statements made by ELSCINT in this Merger Agreement and in the documents delivered by ELSCINT pursuant hereto do not contain any untrue statement of a material fact, and, when taken together, do not omit to state any material fact necessary to make such representations, warranties and statements, in light of the circumstances under which they are made, not misleading. To the best knowledge of ELSCINT, there is no material fact or information relating to the operations and financial condition of ELSCINT or of any of the Material ELSCINT Subsidiaries, as presently conducted, that has not been fully disclosed to ELBIT in writing by ELSCINT.
      5.     REPRESENTATIONS AND WARRANTIES OF ELBIT.
      Except as disclosed in the Disclosure Schedule delivered by ELBIT to ELSCINT concurrently herewith (the “ELBIT Disclosure Schedule”) or as set forth in the ELBIT SEC Reports (as defined below), ELBIT represents and warrants to ELSCINT:
      5.1     Organization of ELBIT.
      (a) ELBIT is a public company, duly organized and validly existing under the laws of the State of Israel and has full power and authority to carry on its business, and to own, lease and operate its assets, currently owned, leased or operated.
      (b) ELBIT is duly qualified to do business in the jurisdictions in which it operates and is duly authorized, and licensed under all applicable laws, regulations, or orders of public authorities, or otherwise, to conduct its business in the places and in the manner presently conducted, except for qualifications, authorizations or licenses the failure of which to obtain would not have a Material Adverse Effect on the business or financial condition, assets or operations of ELBIT or on any Material ELBIT Subsidiary (as hereinafter defined) provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a material adverse effect on ELBIT: (i) any change in ELBIT’s stock price or trading volume in and of itself (but not excluding the underlying cause of any such change pursuant to this clause (i)); (ii) any change, event, violation, inaccuracy, circumstance or effect that results from changes, events or circumstances affecting (A) any of the industries in which ELBIT operates generally, or (B) general economic conditions (which changes, events or circumstances in the case of (A) and (B) do not disproportionately affect such entity); (iii) any change, event, violation, inaccuracy, circumstance or effect resulting from public announcement or pendency of this Merger Agreement and the Merger; (iv) any change, event, violation, inaccuracy, circumstance or effect resulting from acts of war or terrorism or any escalation thereof in and of itself (but excluding any changes or effect uniquely on or uniquely with respect to ELBIT resulting from any such act pursuant to this clause (iv)); (v) any change, event, violation, inaccuracy, circumstance or effect that results from any action or inaction taken by ELSCINT; or (vi) the institution of litigation against ELBIT or any of its officers or directors alleging breach of their fiduciary duties in connection with the entry into this Merger Agreement. Such material adverse effect on ELBIT on a consolidated basis shall be referred to herein as a “Material Adverse Effect on ELBIT”.

      (c) ELBIT has heretofore made available to ELSCINT true and complete copies of its Memorandum of Association and its Articles of Association certified by the Corporate Secretary of ELBIT, as in effect on the date hereof. The minute books of ELBIT contain substantially accurate records of all meetings of its Board of Directors, all committees of its Board of Directors and of its shareholders in the past two years.
      5.2     Capitalization.
      (a) The registered (authorized) share capital of ELBIT consists of NIS 50,000,000 divided into 50,000,000 Ordinary Shares, NIS 1 nominal value per share, all of which are duly authorized, of which 24,747,082 shares are outstanding as of the date hereof (including 2,842,400 shares held by ELBIT). All outstanding ELBIT Shares are validly issued, fully paid and non-assessable, and are not subject to any pre-emptive or similar rights in respect thereto.
      (b) All of the ELBIT shares to be issued in the Exchange have been duly and validly authorized and, when issued in accordance with this Merger Agreement, will be validly issued, fully paid and non-assessable, and free and clear of any and all Encumbrances.
      5.3     Options, Warrants, Etc.
      As of the date hereof, there are no outstanding options, warrants, rights, calls, subscriptions or other rights, or other commitments or agreements of any nature calling for or relating to the issuance or transfer, sale or other disposition by ELBIT or any Material ELBIT Subsidiary of any share capital of ELBIT or any Material ELBIT Subsidiary, or of any securities convertible into or exchangeable for any share capital of ELBIT or any Material ELBIT Subsidiary.
      Neither ELBIT nor any Material ELBIT Subsidiary has any outstanding bonds, debentures, notes or other indebtedness granting any voting rights in such companies’ board of directors meetings or shareholders meetings (or convertible into securities granting such rights). There are no outstanding contractual obligations of ELBIT to repurchase, redeem or otherwise acquire, or of any Material ELBIT Subsidiary to acquire any share capital or other securities of ELBIT or any Material ELBIT Subsidiary.
      5.4     Holding of ELSCINT Shares.
      ELBIT owns directly and through EMH approximately 61% of the issued and outstanding share capital of ELSCINT.
      5.5     Subsidiaries.
      (a) It is hereby clarified that all representations and warranties of ELBIT provided in this Merger Agreement do not relate to (1) ELSCINT, or to any corporate entity in which ELSCINT has any ownership interests, directly or indirectly, in any manner whatsoever; (2) any information, event, legal status or legal action, document or facts in relation to or in connection with ELSCINT, or any corporate entity in which ELSCINT might have any ownership interests, directly or indirectly, in any manner whatsoever; or to (3) the existence or non existence of the above; or to (4) any events or uncertainties involving ELSCINT or any corporate entity in which ELSCINT might have any ownership interests directly or indirectly, in any manner whatsoever which may have a Material Adverse Effect on ELBIT.
      (b) Section 5.5(b) of the ELBIT Disclosure Schedule provides a complete list of all the material ELBIT subsidiaries (collectively, the “Material ELBIT Subsidiaries”) and the percentage of holdings and voting rights of ELBIT or any Material ELBIT Subsidiary on a fully diluted and on a non-fully diluted basis.
      (c) Each of the Material ELBIT Subsidiaries is duly organized and validly existing under the laws of the jurisdiction of its organization and has the full power and authority to carry on its business as presently conducted and to own, lease and operate its assets. Each of the Material ELBIT Subsidiaries is qualified to do business in the jurisdictions in which it operates and is duly authorized, and licensed under all laws, regulations or orders of public authorities, or otherwise, to carry on its business in the places and in the manner presently conducted, except for authorizations, qualifications or licenses the failure of which to obtain, would not have a Material Adverse Effect on ELBIT.
      (d) The outstanding shares of capital stock of each of the Material ELBIT Subsidiaries are validly issued, fully paid and non-assessable, and the shares of each Material ELBIT Subsidiary, to the extent owned by ELBIT or another Material ELBIT Subsidiary, are owned by ELBIT or such Material ELBIT Subsidiary free of any Encumbrances, except as set forth in Section 5.5(d) of the ELBIT Disclosure Schedule.
      (e) None of the shares of any Material ELBIT Subsidiary are held by nominees of ELBIT or any Material ELBIT Subsidiary for the benefit of ELBIT or any Material ELBIT Subsidiary.
      5.6     Financial Statements; No undisclosed Liabilities.
      (a) The audited consolidated financial statements of ELBIT as of and for the year ended December 31, 2004 together with the opinion of Brightman Almagor & Co. (the “ELBIT Audited Financial Statements”) included as part of ELBIT’s annual report on Form 20-F for the year ended December 31, 2004 (the “ELBIT 2004 20F”), and the condensed unaudited consolidated balance sheet and statement of operations of ELBIT for the three months ended March 31, 2005 (the “ELBIT Condensed Interim Financial Statements”, and collectively with the ELBIT Audited Financial Statements, the “ELBIT Financial Statements”) are attached hereto as Section 5.6(a) of the ELBIT Disclosure Schedule. The ELBIT Audited Financial Statements complied, at the time of the filing thereof with the SEC, as to form and substance in all material respects with applicable accounting requirements under the Exchange Act, and with the published rules and regulations of the SEC (as applicable to foreign private issuers).
      The ELBIT Financial Statements fairly present, in all material respects, the consolidated financial position of ELBIT as of their respective dates and the consolidated results of its operations for the periods presented (subject, in the case of the condensed unaudited interim financial statements, to normal year-end adjustments).
      The ELBIT Financial Statements were prepared in conformity with Israeli GAAP and in the case of ELBIT Audited Financial Statement, including a reconciliation note to U.S. GAAP applied on a consistent basis.
      (b) Except as set forth in the ELBIT Financial Statements, there are no liabilities or obligations of ELBIT or its consolidated subsidiaries whether accrued, absolute, contingent or otherwise, and whether due or to become due, which would be required to be reflected or reserved against on a balance sheet prepared in accordance with Israeli GAAP or U.S. GAAP, except for liabilities or obligations of ELBIT or its consolidated subsidiaries (i) under this Agreement or the transactions contemplated hereby or (ii) incurred in the ordinary course of business since March 31, 2005 that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ELBIT.
      (c) The trade receivables shown on the balance sheet of the ELBIT Financial Statements arose in the ordinary course of business consistent with past practice and have been collected or, to ELBIT’s belief, are collectible, in the book amounts thereof, less any amounts not in excess of the allowance for doubtful accounts provided for in each respective balance sheet of ELBIT included in ELBIT Financial Statements. The trade receivables of ELBIT and the Material ELBIT Subsidiaries arising since March 31, 2005 are in the ordinary course of business and represent valid obligations of customers arising from bona fide transactions entered into in the ordinary course of business.
      5.7     SEC Filings; ISA Filings; Sarbanes-Oxley Matters.
      ELBIT has made all filings required under the Exchange Act to be filed with the SEC and all filings required under the Securities Law to be filed with the ISA, since January 1, 2002. The ELBIT 2004 20-F and other statements and reports filed with the SEC pursuant to the Exchange Act, if any, and the notices and reports filed with the ISA since January 1, 2002 (the “ELBIT SEC AND ISA Reports”), complied when filed in all material respects with applicable SEC and ISA requirements, as the case may be, and no such statement or report contained at the time it was filed (or declared effective with respect to registration statements) an untrue statement of a material fact or omitted to state any material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. ELBIT is in compliance with all provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder which are applicable to it, as of the date hereof, in all material respects.
      5.8     Proxy Statement Disclosures.
      No information supplied or to be supplied by ELBIT to ELSCINT for inclusion or incorporation by reference in the F-4 Registration Statement and the Proxy Statement/ Prospectus will, in the case of the Proxy Statement/ Prospectus, at the time of mailing thereof and at the respective times of the shareholders meetings of ELBIT and ELSCINT to be held in accordance with Section 6 herein, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or will, in the case of the F-4 Registration Statement, at the time the F-4 Registration Statement is filed with the SEC and at the time it becomes effective under the Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/ Prospectus will comply as to form and substance in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, except that no representation is made by ELBIT with respect to information supplied by ELSCINT for inclusion therein.
      5.9     Taxes.
      (a) All Taxes (as defined in Section 4.9(a) above) imposed by the State of Israel, by any foreign country or by any competent authority of the State of Israel or of any foreign country, which have become due and payable by ELBIT or any Material ELBIT Subsidiary, together with any interest or penalties thereon (“ELBIT Taxes”), whether disputed or not, have been paid in full or adequately provided for by reserves shown on the books of account of ELBIT and/or any Material ELBIT Subsidiary in accordance with Israeli GAAP and/or U.S. GAAP, consistently applied. All franchise and income material returns and reports required to be filed for any period ending on or before the Closing Date with respect to ELBIT Taxes have been or will be properly prepared and filed with the appropriate governmental agencies, and all such returns and reports are or will fairly present, in all material respects, ELBIT’s results of operation for tax purposes. As of March 31, 2005, neither ELBIT nor any Material ELBIT Subsidiary is liable for the payment of ELBIT Taxes due until March 31, 2005, and for which no adequate provision, in accordance with generally accepted accounting principles, was made in ELBIT Financial Statements, in any jurisdiction. Other than as disclosed on Section 5.9(a) of the ELBIT Disclosure Schedule, all ELBIT Taxes arising since March 31, 2005 arose in the ordinary course of business from bona fide transactions and would not be reasonably expected to have a Material Adverse Effect on ELSCINT.
      (b) No deficiency or adjustment in respect of any ELBIT Taxes in excess, individually or in the aggregate, of $100,000, has been assessed against ELBIT or any Material ELBIT Subsidiary and remains unpaid or provided, other than such ELBIT Taxes which are being contested in good faith, and ELBIT has no knowledge of any proposed or threatened assessment of additional liability for ELBIT Taxes against ELBIT or any Material ELBIT Subsidiary in excess, individually or in the aggregate, of $100,000, for any period ending prior to the date hereof.
      (c) There is no claim, audit, action, suit, proceeding or investigation now pending or, to the best of ELBIT’s knowledge threatened against ELBIT or any of the Material ELBIT Subsidiaries in respect of any tax or assessment, except for returns which are currently under review of the relevant tax authorities, or returns which were submitted to the relevant tax authority for which review has not yet commenced.

      5.10     Ownership of Assets.
      (a) Except as set forth in Section 5.10(a) of the ELBIT Disclosure Schedule, ELBIT and the Material ELBIT Subsidiaries have good and valid title to all of their respective owned assets and real and personal properties, both tangible and intangible (including, without limitation, all assets reflected in the ELBIT Condensed Interim Financial Statements, except those disposed of since March 31, 2005), and good title to their leasehold estates with respect to real and personal property, in each case free and clear of all Encumbrances except, in each case:

(i) Encumbrances for current taxes not delinquent or taxes being protested in good faith;

(ii) such imperfections in the title thereto and Encumbrances, if any, as do not materially detract from the value, or materially interfere with the present or continued use or occupancy, of the property of ELBIT and the Material ELBIT Subsidiaries; and

(iii) with respect to real property, Encumbrances which would not result in a Material Adverse Effect on ELBIT.
      (b) Other than as set forth in Section 5.10(b) of the ELBIT Disclosure Schedule, each of ELBIT and the Material ELBIT Subsidiaries owns or has a valid leasehold interest in all the buildings, structures, leasehold improvements, equipment and other tangible property material to its business as presently conducted, all of which are in good and sufficient operating condition and repair, ordinary wear and tear excepted, and neither ELBIT nor any Material ELBIT Subsidiary has received notice that any of such property (A) is in violation in any material respect of any existing law or any building, zoning, health, safety or other law or regulation; or (B) requires any substantial work, repairs, construction, alterations or installation which has not been complied with.
      5.11     Permits.
      ELBIT and the Material ELBIT Subsidiaries have all permits, licenses, orders, approvals, franchises and the rights and privileges necessary in order for them to carry on their business as presently conducted, except such permits, licenses, orders, approvals, franchises, and other rights and privileges the failure of which to obtain would not have a Material Adverse Effect on ELBIT. Each such permit, license, order and approval is in full force and effect, and no proceeding is pending, or to the best knowledge of ELBIT, threatened, to revoke or materially modify it. ELBIT and the Material ELBIT Subsidiaries have been and are in compliance with the terms of each such permit, license, order and approval and any conditions placed thereon and neither ELBIT nor any of the Material ELBIT Subsidiaries is aware of any potential violation or breach of the terms and conditions of any such permit, license, order, approval, franchise and any right and privilege resulting from the consummation of the Merger (except to the extent that the failure to be in compliance or such violation or breach could not reasonably be expected to have a Material Adverse Effect on ELBIT).
      5.12     Environmental Matters.
      ELBIT and, to the best knowledge of ELBIT, each Material ELBIT Subsidiary are in substantial compliance with all applicable environmental regulations and standards relating to the conduct of the business of ELBIT and the Material ELBIT Subsidiaries, respectively, as presently conducted and there exists no toxic waste or other environmental hazard that has not previously been publicly disclosed by ELBIT or otherwise disclosed in writing to ELSCINT which would have a Material Adverse Effect on ELBIT.
      5.13     Listing.
      The listing of ELBIT shares for trade on the Nasdaq National Market and on the TASE is in complete force and effect as of the date of this Merger Agreement. ELBIT did not receive any notice regarding a potential delisting of its shares from trade on either the Nasdaq National Market or the TASE and ELBIT is not aware of any non-compliance on its part with any listing or maintenance requirement of the either the Nasdaq National Market or the TASE applicable to it, including all Nasdaq corporate governance standards.

      5.14     Litigation.
      Except as set forth in Section 5.14 of the ELBIT Disclosure Schedule, there are no actions, suits, proceedings or investigations, pending before any court or governmental agency or before any arbitrator of any kind, or any order, injunction or decree outstanding or an application therefor, or, to the best knowledge of ELBIT threatened, against ELBIT or any Material ELBIT Subsidiary or relating to their property, assets or business as presently conducted which, if sustained, would have a Material Adverse Effect on ELBIT, or (in respect of those actions, suits, proceedings or investigations each of which by itself would not have a Material Adverse Effect on ELBIT or on any Material ELBIT Subsidiary) would, taken together, have a Material Adverse Effect on ELBIT.
      5.15     Opinion of Financial Advisor.
      The Board of Directors of ELBIT has received the opinion of C.E. Unterberg, Towbin, LLC, which shall be attached hereto as Section 5.15 of the ELBIT Disclosure Schedule immediately following the signing of this Merger Agreement, to the effect that, as of the date of entering into this Merger Agreement, the Exchange Ratio is fair, from a financial point of view, to the shareholders of ELBIT.
      5.16     Absence of Changes.
      Since March 31, 2005, except as reflected in, or contemplated by, the ELBIT SEC Reports including the ELBIT Condensed Interim Financial Statements, each of ELBIT and to the best of knowledge of ELBIT, each of the Material ELBIT Subsidiaries has conducted its business only in the ordinary course thereof and has not:

(i) issued or sold, or agreed to issue or sell, or purchased, or agreed to purchase, any of its share capital or securities convertible into or exchangeable for such share capital, or any options, warrants, rights or calls to purchase such share capital, or other corporate securities;

(ii) incurred any material obligation or liability, absolute or contingent, except in the ordinary course of business consistent with past practice;

(iii) made any wage or salary increase or granted any bonuses, except those made in the normal employee or executive review process carried on in the ordinary course of business consistent with past practice;

(iv) mortgaged, pledged or subjected to Encumbrance any of its material properties or assets, other than in the ordinary course of business;

(v) sold, assigned or transferred any of its material properties or assets, other than in the ordinary course of business;

(vi) entered into any material transaction not in the ordinary course of business consistent with past practice;

(vii) suffered any change, event or set of circumstances which has had, or is reasonably likely to have, a Material Adverse Effect on ELBIT;

(viii) waived any rights of substantial value, or cancelled, modified or waived any debts held by ELBIT or any Material ELBIT Subsidiary, other than rights or debts (A) in the ordinary course of business which are not in excess of U.S. $2,000,000. in the aggregate; and (B) other than in the ordinary course of business which are not in excess of U.S. $500,000 in the aggregate (ELBIT and the Material ELBIT Subsidiaries, taken together, for the purposes of the amounts referenced in clauses (A) and (B));

(ix) made or incurred capital expenditures in excess of an aggregate of U.S. $2,000,000 (ELBIT and any Material ELBIT Subsidiary, taken together), other than in the ordinary course of business;

(x) declared, paid or set aside any dividends or other distributions or payments on its share capital or repurchased, redeemed or otherwise acquired any outstanding shares or other securities of, or other ownership interests in, ELBIT or any Material ELBIT Subsidiary;

(xi) made any loans or advances to any person or assumed, guaranteed, endorsed or otherwise became responsible for the obligations of any person, other than in the ordinary course of business;

(xii) effected any merger, consolidation, recapitalization, share split, share dividend, reorganization or other transaction affecting the share capital of ELBIT;

(xiii) suffered any damage, destruction or other casualty or loss (whether or not covered by insurance) materially affecting the business or assets of ELBIT and of any Material ELBIT Subsidiary as presently conducted;

(xiv) materially changed any method or principle of accounting or accounting practice by ELBIT, except for any such change required by reason of a concurrent change in the applicable generally accepted accounting principles and disclosed in the ELBIT Financial Statements; or

(xv) entered into any agreement or commitment relating to any of the foregoing.
      5.17     Authority for Merger Agreement.
      (a) Subject to the fulfillment of all the conditions to Closing specified in Section 8 below (or the waiver of any of which by the applicable party in accordance with the terms of Section 8 below), all corporate and other proceedings required to be taken by or on behalf of ELBIT in order to authorize ELBIT to execute this Merger Agreement and consummate the Merger, have been duly and properly taken. This Merger Agreement has been duly signed and delivered by ELBIT and is valid and binding upon ELBIT and enforceable against it in accordance with its terms.
      (b) No filing or registration with or notification to and no permit, authorization, consent or approval of any governmental entity (including, without limitation, regulatory authority or agency of Israel, federal, state or local of the United States, or any other applicable jurisdiction) is required to be obtained, made or given by ELBIT or any Material ELBIT Subsidiary in connection with the execution of this Merger Agreement or the consummation by ELBIT of the Merger or the other transactions contemplated hereby, except:

(i) the filing of the Final Court Order with the Registrar of Companies in Israel;

(ii) the filing with the SEC of, and a declaration of effectiveness by the SEC of the F-4 Registration Statement, as defined in Section 7.6 herein; and

(iii) the approval of the TASE for the registration of trading of the ELBIT Shares on the TASE.

(iv) the receipt of the Israel Securities Authority’s position in writing that the offer of ELBIT Shares to ELSCINT Shareholders does not require the publication of a prospectus in Israel.
      5.18     Compliance with Laws.
      Neither ELBIT nor, to the best knowledge of ELBIT, any Material ELBIT Subsidiary is in violation of or is in default, under Israeli or foreign law, any regulation, order, judgment, injunction, decree, award or other requirement of any court, arbitrator or governmental or regulatory body, including without limitation labor and employment practices, environment, health and safety, zoning, or otherwise relating to its property, assets or business as presently conducted, except for violations of or liabilities under any of the foregoing which would not, individually or in the aggregate, have a Material Adverse Effect on ELBIT.
      5.19     Certain Corporate Resolutions and Board Recommendation.
      The Audit Committee and Board of Directors of ELBIT, following the recommendation of an independent committee of ELBIT’s Board of Directors formed for the purpose of considering the transactions contemplated by this Merger Agreement, have duly approved and adopted this Merger Agreement, the Merger and the other transactions contemplated hereby, determined that the Merger is advisable and fair to the shareholders of ELBIT and is to the benefit of ELBIT, and the Board of Directors recommended that the shareholders of ELBIT approve and adopt this Merger Agreement, the Merger and the other transactions contemplated hereby.
      5.20     No Breach.
      The Merger and the other transactions contemplated by this Merger Agreement will not give rise to a right to terminate or result in a breach of the terms or conditions of or constitute a default under or violate the (i) Memorandum of Association or Articles of Association (or similar instrument) of ELBIT or any Material ELBIT Subsidiary, or (ii) any agreement or other document or undertaking to which ELBIT or any Material ELBIT Subsidiary is a party or by which any of them is bound, except (A) as set forth in Section 5.20 of the ELBIT Disclosure Schedule and (B) solely with respect to clause (ii) above, violations or breaches which would not, in the aggregate, have a Material Adverse Effect on ELBIT, or materially adversely affect the ability of ELBIT to consummate the transactions contemplated hereby.
      5.21     Disclosure.
      The representations, warranties and statements made by ELBIT in this Merger Agreement and in the documents delivered by ELBIT pursuant hereto do not contain any untrue statement of a material fact, and, when taken together, do not omit to state any material fact necessary to make such representations, warranties and statements, in light of the circumstances under which they are made, not misleading. To the best knowledge of ELBIT, there is no material fact or information relating to the operations and financial condition of ELBIT or any of the Material ELBIT Subsidiaries, as presently conducted that has not been fully disclosed to ELSCINT in writing by ELBIT.
      6.     COURT APPROVAL.
      (a) ELBIT and ELSCINT undertake to take appropriate action to file, as soon as practicable after the date hereof, but in any case, no later than within thirty (30) days following the date hereof, a motion (the “First Motion”) with the Tel Aviv-Jaffa District Court or any other competent court in Israel (the “Court”) in accordance with Sections 350 and 351 of the Companies Law to order that (1) special meetings of each of ELSCINT’s shareholders (the “ELSCINT Shareholders’ Meeting”) and, to the extent required, other constituencies of ELSCINT, shall be convened at the earliest practicable date; and (2) special meetings of ELBIT’s shareholders (the “ELBIT Shareholders’ Meeting”), and, to the extent required, other constituencies of ELBIT, shall be convened at the earliest practicable date; all for the purpose of considering and approving the Merger, including the Exchange and the other transactions contemplated by this Merger Agreement, which shall have been recommended for approval by each of ELBIT’s and ELSCINT’s respective Audit Committees and Boards of Directors, which First Motion shall be in form and substance mutually acceptable to the parties.
      (b) As soon as practicable following the approval of the First Motion by the Court, ELSCINT and ELBIT shall make joint efforts and take appropriate action to convene the ELSCINT Shareholders’ Meeting, ELBIT Shareholders’ Meeting and any of ELSCINT’s or ELBIT’s other meetings in accordance with the Court’s instructions, for the purpose of considering and approving the Merger, the Merger Agreement, the consummation of the Merger and the other transactions contemplated hereby.
      ELBIT and ELSCINT undertake to take appropriate action to convene all the above-mentioned meetings as near in time as possible to the day and the time as the other above-mentioned meetings.
      (c) Promptly after the approval by the requisite majority of the Merger Agreement, the Merger and the other transactions contemplated hereby at each of the ELSCINT Shareholders’ Meeting and ELBIT Shareholders’ Meeting, ELBIT and ELSCINT shall file with the Court a motion, in form and substance mutually acceptable to the parties (the “Second Motion”), requesting that the Court issue a final order approving the Merger pursuant to Section 351 Companies Law (the “Final Court Order”). The Second Motion shall include, inter alia, a request that the Merger shall have the consequences set forth in Section 1 hereof. As soon as practicable following the issuance of the Final Court Order, but subject to the full satisfaction (or waiver by the applicable party, as the case may be) of all of the conditions to Closing specified in Section 8 below, ELSCINT and ELBIT shall file the Final Court Order with the Registrar of Companies in Israel.
      (d) In connection with ELSCINT Shareholders’ Meeting, ELBIT Shareholders’ Meeting and other constituencies of ELSCINT or ELBIT to the extent required, ELSCINT and ELBIT will duly solicit the vote of the shareholders, and, if required, other constituencies of ELSCINT or ELBIT, respectively, for their approval of the Merger Agreement, the Merger and the other transactions contemplated hereby. Each shareholder of ELSCINT and ELBIT shall be provided with, by mail or other form of delivery, the Proxy Statements/ Prospectus in the form included in the F-4 Registration Statement, as soon as practicable after the date that the F-4 Registration Statement is declared effective by the SEC.
      7.     COVENANTS.
      7.1     Access.
      (a) Provided this Merger Agreement has not been terminated in accordance with Section 11.2 below, during the period from the date hereof until the Closing Date (the “Pre-Closing Period”), upon reasonable notice, ELSCINT and ELBIT shall each afford to the officers, attorneys, accountants and other authorized representatives of the other, reasonable access, during regular business hours, to their books, records, personnel and properties (including, without limiting the generality of the foregoing, the work papers with respect to the preparation of the financial statements for the three fiscal years ended December 31, 2004 and for the three month period ended on March 31, 2005 or on such later date prior to Closing for which financial statements are available and including files on each material claim or suit brought or asserted against it during the past three years).
      (b) Each party will promptly notify the other party in writing of any event which results, or with the passage of time is reasonably likely to result, in any representation or warranty of such party contained herein being or becoming false, incorrect or misleading.
      (c) The access afforded pursuant to this Section 7.1 shall be conducted in such a manner as to (i) avoid any undue disruption of normal business operations and (ii) maintain the confidentiality of any information acquired as a result of such access in accordance with this Merger Agreement and any confidentiality agreements between parties hereto.
      (d) No investigation made pursuant to this Merger Agreement or in connection therewith shall affect any representation or warranty given under this Merger Agreement.
      7.2     Share Capital.
      (a) During the Pre-Closing Period, except as contemplated under this Merger Agreement or with the prior consent of ELBIT: (i) no change shall be made in ELSCINT’s registered (authorized), issued and outstanding share capital or that of any of the Material ELSCINT Subsidiaries (other than upon exercise of options for the ELSCINT Shares and/or shares of any Material ELSCINT Subsidiary, granted prior to the date hereof); (ii) no change shall be made with respect to the period of exercisability or acceleration of the exercisability of any Option or any other security of ELSCINT; and (iii) neither ELSCINT nor any of the Material ELSCINT Subsidiaries shall repurchase, redeem or otherwise acquire any ELSCINT Shares.
      (b) During the Pre-Closing Period, except as contemplated under this Merger Agreement or with the prior consent of ELSCINT: (i) no change shall be made in ELBIT’s registered (authorized), issued and outstanding share capital or that of any of the Material ELBIT Subsidiaries; and (ii) neither ELBIT nor any of the Material ELBIT Subsidiaries shall repurchase, redeem or otherwise acquire any ELBIT Shares.

      (c) During the Pre-Closing Period and unless the prior consent of the other party to this Merger Agreement is received, neither ELBIT nor ELSCINT shall declare or pay any dividends or other distributions or payments on their share capital.
      7.3     Other Actions.
      ELSCINT and ELBIT shall each file with any governmental authority all applications required in connection with the transactions contemplated by this Merger Agreement and will use their respective best commercial efforts to (a) comply with all requirements of any such authority, and (b) do all things and take all actions required for the consummation of the Merger and the other transactions contemplated hereby.
      7.4     Litigation.
      During the Pre-Closing Period, each of ELSCINT and ELBIT will (i) promptly notify the other party hereto in writing of any lawsuits, claims, proceedings or investigations which are commenced against or, to the best knowledge of ELSCINT or ELBIT, as applicable, threatened against the notifying party or any Material ELSCINT Subsidiary or Material ELBIT Subsidiary, as the case may be, or any employee, officer, director, consultant or other agent of the notifying party or any Material ELSCINT Subsidiary or Material ELBIT Subsidiary, as the case may be, in their capacity as such; and (ii) not settle or compromise, or agree to settle or compromise, any suit, investigation or other litigation matter or matter in an arbitration or administrative proceeding which would have a Material Adverse Effect on ELSCINT or on ELBIT, as the case may be, without the prior written consent of ELBIT or ELSCINT, respectively, which shall not be unreasonably withheld or delayed.
      7.5     Quarterly Statements.
      ELSCINT and ELBIT will promptly provide each other with reviewed (unaudited) consolidated quarterly financial statements prepared in a manner consistent with Israeli GAAP and including a reconciliation note to U.S. GAAP for each fiscal quarter ending during the Pre-Closing Period which will be attached hereto as Exhibit 7.5. Such reviewed consolidated quarterly financial statements to be prepared by ELSCINT and ELBIT will fairly present in all material respects, the consolidated financial positions of ELSCINT and ELBIT as of their respective dates and the consolidated results of its operations for the periods presented.
      7.6     Proxy Statements.
      (a) ELSCINT and ELBIT will, as promptly as practicable, jointly prepare and file with the SEC, a joint proxy statement/ prospectus and forms of proxy, in connection with the vote of ELSCINT’s shareholders with respect to the Merger, and in connection with the vote of ELBIT’s shareholders with respect to the Merger, and the issuance of ELBIT Shares pursuant to this Merger Agreement (such joint proxy statement/ prospectus, together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to ELSCINT’s and ELBIT’s shareholders, is herein called the “Proxy Statement/ Prospectus”). ELSCINT and ELBIT will, as promptly as practicable, jointly prepare and ELBIT will file, at its own cost and expense, with the SEC, a registration statement on Form F-4 (the “F-4 Registration Statement”), containing the Proxy Statement/ Prospectus, in connection with the registration under the Act of the ELBIT Shares issuable in connection with the Merger.
      (b) ELSCINT and ELBIT will use their respective best commercial efforts to cause the F-4 Registration Statement to be declared effective as promptly as practicable, including, without limitation, causing their accountants and legal counsel to deliver necessary or required instruments such as opinions, consents and certificates, and will take any other action required or necessary to be taken under United States federal or state securities laws or otherwise in connection with the registration process in order to cause the F-4 Registration Statement to be declared effective as soon as possible. ELSCINT and ELBIT will use their respective best commercial efforts to cause the Proxy Statement/ Prospectus to be mailed to shareholders of ELSCINT and ELBIT at the earliest practicable date after the F-4 Registration Statement is declared effective and approval is obtained from the Court of the First Motion, will coordinate and cooperate with respect to the timing of the ELBIT Shareholders Meeting and the ELSCINT Shareholders Meeting, and

shall use their best commercial efforts to hold such meetings as near in time as possible to one another and as soon as practicable after the aforesaid declaration and approval.
      (c) Each of ELSCINT and ELBIT will use all reasonable efforts to obtain the necessary approvals by their shareholders, and, if required by a binding court order, also other constituencies thereof, respectively, for the Merger and the transactions contemplated hereby. ELBIT further agrees and undertakes to vote all of its ELSCINT shares in favor of the Merger in the ELSCINT Shareholder Meeting.
      (d) If at any time prior to the Closing Date any information relating to ELSCINT or ELBIT, or any of their respective affiliates, officers or directors, should be discovered by any of them which should be set forth in an amendment or supplement to any of the F-4 Registration Statement or the Proxy Statement/ Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and to the extent required by law, disseminated to the shareholders of ELSCINT and ELBIT.
      (e) ELBIT will provide ELSCINT with a reasonable opportunity to review and provide comments on (which comments shall be considered by ELBIT) any filing of ELBIT with the SEC in connection with the Merger. ELBIT will promptly advise ELSCINT when it receives any comments on such filings by the SEC and when the F-4 Registration Statement has become effective, and ELBIT will furnish ELSCINT with a reasonable number of copies of all such documents.
      7.7     Information for Filings.
      (a) ELSCINT will furnish ELBIT with all information concerning ELSCINT, required for inclusion in (i) the F-4 Registration Statement, (ii) TASE or NASDAQ listing application to be filed with respect to the ELBIT Shares to be issued hereunder or (iii) any statements or applications made by ELBIT to any governmental body in connection with the transactions contemplated by this Merger Agreement; and all information furnished to ELBIT for such applications and statements shall be true and correct in all material respects without omission of any material fact required to be stated to make such information, in light of the circumstances under which they are made, not misleading.
      (b) ELBIT will furnish ELSCINT with all information concerning ELBIT required for inclusion in any statements or applications made by ELSCINT to any governmental body in connection with the transactions contemplated by this Merger Agreement, and all information furnished to ELSCINT for such applications and statements shall be true and correct in all material respects without omission of any material fact required to be stated to make such information, in light of the circumstances under which they are made, not misleading.
      (c) ELBIT and ELSCINT shall furnish each other with all information or documents required under any applicable law, in connection with the transactions contemplated by this Merger Agreement.
      7.8     Listing of ELBIT Shares on NASDAQ and the TASE.
      ELBIT shall use its best commercial efforts to cause the ELBIT Shares to be issued pursuant to this Merger Agreement to be listed on NASDAQ and the TASE prior to the Closing.
      7.9     Affiliates.
      ELSCINT shall deliver to ELBIT, at least 20 days before the convening of ELSCINT shareholders meeting for the approval of this Merger, a letter identifying all persons, if any, who, at the time of the ELSCINT Shareholder Meeting are expected to be deemed “affiliates” of ELSCINT for purposes of Rule 145 under the Act (the “Affiliated Shareholders”). ELSCINT shall use its best efforts to cause each Affiliated Shareholder to deliver to ELBIT, on or prior to the Closing, a written agreement, in the form of Exhibit 7.9 hereto, that such Affiliated Shareholder will not sell, pledge, transfer or otherwise dispose of any

ELBIT Shares issued to such Affiliated Shareholder pursuant to the Merger, except in compliance with Rule 145 promulgated under the Act. ELSCINT shall promptly advise ELBIT if any Person becomes or ceases to be such an Affiliated Shareholder.
      7.10     S-8 Registration Statement.
      ELBIT shall prepare and file as soon as practicable after the Closing Date, and no later than 10 days thereafter, and use its best commercial efforts to maintain the effectiveness of, a Registration Statement on Form S-8 with respect to the ELBIT Shares to be issued, pursuant to Section 1.4 above, upon exercise of the Options being assumed hereunder.
      7.11     Satisfaction of Conditions to Closing.
      ELSCINT and ELBIT will use their reasonable efforts to satisfy or cause to be satisfied all the conditions set forth in Section 8 (which shall not be interpreted as derogating from the discretion or judgment given to any party hereto in such Sections, subject to any applicable law), as applicable to each of them, and to cause the transactions contemplated by this Merger Agreement to be consummated, and, without limiting the generality of the foregoing, to obtain all consents and authorizations of third parties and to make all filings with, and give all notices to, third parties that may be necessary or reasonably required on its part in order to effect the transactions contemplated hereby, to defend all lawsuits or other legal proceedings challenging this Merger Agreement or the consummation of the Merger or the other transactions contemplated hereby, to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, and to provide all necessary information for the Proxy Statement/ Prospectus and the F-4 Registration Statement.
      7.12     Advice of Changes.
      Each party will promptly advise the other party in writing of (i) any notice or other communication from any Person alleging that the consent of such person or entity is or may be required in connection with the Merger; (ii) any notice or other communication from any governmental or regulatory agency or authority in connection with the Merger; and (iii) any Material Adverse Effect on ELBIT or on ELSCINT, as the case may be.
      7.13     Regulatory Approvals.
      Prior to the Closing Date, each party shall execute and file, or join in the execution and filing of, any application or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental body, Israeli or foreign, which may be reasonably required, or that the other company may reasonably request, in connection with the consummation of the Merger. Each party shall use its commercially reasonable efforts to obtain all such authorizations, approvals and consents.
      7.14     Certain Filings.
      Without derogating from any other provision in this Merger Agreement, ELSCINT and ELBIT shall use reasonable commercial efforts: (i) in determining whether any action by or in respect of, or filing with, any governmental body, agency or official, or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any ELSCINT Agreement or ELBIT Agreement, respectively, in connection with the consummation of the transactions contemplated by this Merger Agreement; and (ii) in seeking, in a timely manner, any such actions, consents, approvals or waivers or making any such filings or furnishing information required in connection with the Proxy Statement/ Prospectus and/or the F-4 Registration Statement.
      7.15     Officers’ and Directors’ Insurance.
      (a) ELBIT shall continue to purchase and/or cause ELSCINT to purchase for the next seven (7) years following the Closing a directors’ and officers’ liability insurance policy within a policy covering ELBIT, ELSCINT and/or any of their respective affiliates, including Europe-Israel (M.M.S.) Ltd., the controlling shareholder of ELBIT, on substantially similar terms to the existing directors’ and officers’ liability insurance policy maintained by ELSCINT and which aggregate coverage amount shall not be less than USD $40 million, provided that the aggregate annual premium for such policy shall not exceed $900,000. In the event such annual premium exceeds $900,000, ELBIT shall purchase or cause ELSCINT to purchase the highest coverage amount affordable for such annual premium.
      (b) In the event ELBIT or ELSCINT (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in Section 7.14(a) above.
      7.16     U.S. Tax Treatment.
      Notwithstanding herein to the contrary, each of ELBIT and ELSCINT shall use its reasonable efforts to cause the Merger to qualify and will not (either before or after the Merger) take any actions, or fail to take any action, which could reasonably be expected to prevent the Merger from qualifying as a reorganization under the Code.
      8.     CONDITIONS TO CLOSING.
      8.1 The obligations of ELBIT and ELSCINT to consummate the Merger are subject to the fulfillment of each of the following conditions, unless waived in writing by the relevant party, subject to the receipt of approval by such party’s audit committee and board of directors (except where the fulfillment of such condition is a requirement of law):

(a) Representations and Warranties. Each of the representations and warranties of each of ELBIT and ELSCINT contained in this Agreement shall be true and correct in all material respects (except for those heretofore qualified by materiality, in which case, no additional standard of materiality shall be applied) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date).

(b) Covenants. Each of ELBIT and ELSCINT shall have performed and complied, in all material respects, with all the material covenants, agreements and conditions required by this Merger Agreement to be performed or complied with by ELBIT and ELSCINT, respectively, prior to or at the Closing Date.

(c) Certification. Each of ELBIT and ELSCINT shall have delivered to ELSCINT and ELBIT, respectively a certificate certifying that the conditions relating to ELBIT and ELSCINT set forth in sub-sections (a) and (b) above, respectively, have been duly satisfied.

(d) Shareholders and Other Authorization. The shareholders of each of ELSCINT and ELBIT, and, if required, other constituencies of ELSCINT and ELBIT, shall have approved the Merger and the Merger Agreement and the consummation of the transactions contemplated hereby by the requisite votes required under Israeli law.

(e) Final Court Order. The Final Court Order approving the Merger pursuant to Section 351 to the Companies Law shall have been obtained.

(f) Effective Registration. The F-4 Registration Statement filed by ELBIT pursuant to Section 7 hereof shall have been declared effective under the Act and shall not be subject to a “stop order” and no proceedings shall have been instituted or threatened by the SEC to suspend the effectiveness thereof.

(g) Tax Ruling. A tax ruling from the Israeli Tax Authority that the Merger is a tax exempted transaction subject to the compliance with the provisions of Sections 104C and 103K of the Tax Ordinance and an additional tax ruing from the Israeli Tax Authority to maintain continuity of securities granted under Elscint’s incentive plans (collectively, the “Tax Rulings”) shall have been obtained. The Tax Rulings shall be attached hereto as Exhibit 8(g). It is hereby expressly agreed and understood that in the event the Israel Tax Authority conditions the grant of the Tax Rulings upon any condition whatsoever, other than a technical condition, the party to this Merger Agreement with respect to which such condition was imposed shall have sole discretion to either fulfill the said condition, or alternatively, to elect to terminate this Merger Agreement and in such event the other parties to this Merger Agreement shall have no claim or demand in connection with such termination.

(h) Listing. The TASE shall have approved for listing of the ELBIT Shares to be issued pursuant to this Merger Agreement and ELBIT shall have sent an official notice of issuance to NASDAQ for the listing of such ELBIT Shares.

(i) Financing Institutions’ Approvals. Each of ELBIT, EMH and ELSCINT shall have received any and all required approvals from financing institutions for the consummation of this Merger Agreement and the Merger in accordance with financing agreements entered into between such institutions and each of ELBIT, EMH and ELSCINT or any of their respective affiliates.

(j) No Actions. No judicial decision shall have been issued against ELSCINT and/or any Material ELSCINT Subsidiary and/or against ELBIT and/or any Material ELBIT Subsidiary, which has the effect of making the Merger illegal or otherwise prohibited or otherwise substantially restrains consummation of the Merger and the transactions contemplated under this Merger Agreement.

(k) Authority for Action. All corporate and other material proceedings required to be taken by or on behalf of or with respect to each of ELSCINT and ELBIT to authorize each of ELSCINT and ELBIT to enter into this Merger Agreement and to consummate the Merger and the other transactions contemplated hereby, including the issuance of the Final Court Order, shall have been duly and properly taken or obtained.

(l) No Material Adverse Effect. As a condition to Closing for ELSCINT — there shall not have occurred any change, event or development in ELBIT and/or in any of the Material ELBIT Subsidiaries which individually or together would result in a Material Adverse Effect on ELBIT and as a condition to Closing for ELBIT — there shall not have occurred any change, event or development in ELSCINT and/or in any of the Material ELSCINT Subsidiaries which individually or together would result in a Material Adverse Effect on ELSCINT.

      8.2 The consent of the two directors of ELSCINT, each holding as of the date hereof, Options to acquire 25,000 ELSCINT Shares, who are the sole holders of ELSCINT convertible securities or otherwise exercisable into ELSCINT Shares, for the Merger, including this Merger Agreement, is attached hereto as an Exhibit 8.2 of this Merger Agreement.
      9.     ACTIONS AFTER THE CLOSING DATE.
      9.1     Survival of Representations and Warranties.
      The representations and warranties of each of ELBIT and ELSCINT contained in this Merger Agreement shall not survive the Closing Date. The term “representations and warranties” in this Section 9.1 includes any Exhibit, Schedule or document delivered pursuant to the relevant sections of this Merger Agreement. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Closing Date.
      9.2     Further Acts.
      Each of the parties hereto shall use all reasonable commercial efforts to perform such further acts and to execute such additional documents as may be reasonably required to effectuate the transactions contemplated hereby and to carry into effect the intents and purposes of this Merger Agreement.

      10.     EXPENSES; TAXES.
      Each of the parties hereto shall pay its own expenses (including, without limitation, the fees, disbursements and expenses of its attorneys, accountants and investment advisors), in connection with the negotiation and preparation of this Merger Agreement and the transactions contemplated hereby.
      11.     MODIFICATION OR TERMINATION; WAIVERS.
      11.1     Modifications and Waivers.
      This Merger Agreement may be amended or modified by a written instrument executed by ELSCINT and ELBIT, following the receipt of the approval of ELSCINT’s and ELBIT’s audit committees and board of directors, including with respect to any of the terms (including, without limitations, the exchange ratio), covenants, representations, warranties or conditions hereof and/or the waiver thereof by a written instrument executed by the party waiving compliance. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same.
      No waiver by any party of the breach by the other party of any term, covenant, representation or warranty contained in this Merger Agreement as a condition to the waiving party’s obligations hereunder shall release or affect any liability resulting from such breach, and no waiver of any nature, whether by conduct or otherwise, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or of any breach of any other term, covenant, representation or warranty of this Merger Agreement.
      11.2     Termination.
      11.2.1 This Merger Agreement may be terminated at any time prior to the Closing Date (notwithstanding that approval by the shareholders and, if required under law, other constituencies, of ELSCINT or ELBIT may have been obtained) under any of the following circumstances:

(i) By mutual consent of ELSCINT and ELBIT;

(ii) By ELSCINT or ELBIT, if any court of competent jurisdiction or other governmental body shall have issued an order, decree, or ruling, or taken any other action permanently restraining, enjoining, or otherwise prohibiting the Merger and/or the Merger Agreement, and such order, license, ruling or other action shall have become final and non-appealable;

(iii) By ELSCINT or ELBIT, if the Merger is not approved by the requisite majority by the shareholders of ELSCINT or ELBIT and, if required by a binding court order, by other constituencies of ELSCINT or ELBIT, at meetings duly convened therefore;

(iv) By ELSCINT or ELBIT if the Merger is not consummated by March 31, 2006, provided that the right to terminate the Merger Agreement pursuant to this clause (iv) shall not be available to any party whose failure to fulfill any obligation under this Merger Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or prior to such date;

(v) By ELBIT, if (A) any representation or warranty of ELSCINT set forth in this Merger Agreement shall have become untrue or ELSCINT has breached any covenant or agreement of ELSCINT set forth in this Merger Agreement, (B) such breach or misrepresentation is not capable of being cured within 21 calendar days, and (C) such breach or misrepresentation would cause the conditions set forth in Section 8 not to be satisfied; or

(vi) By ELSCINT, if (A) any representation or warranty of ELBIT set forth in this Merger Agreement shall have become untrue or ELBIT has breached any covenant or agreement of ELBIT set forth in this Merger Agreement, (B) such breach or misrepresentation is not capable of being cured within 21 calendar days, and (C) such breach or misrepresentation would cause the conditions set forth in Section 8 not to be satisfied.

      11.2.2 Notwithstanding anything in this Merger Agreement to the contrary, the following shall not be deemed to be grounds for terminating this Merger Agreement and/or not consummating the Merger Agreement: the pricing of the ELSCINT Shares in the Merger and the pricing of the exchanged ELBIT Shares, and the market prices of the ELBIT Shares or any changes therein or of the ELSCINT Shares or any changes therein.
      11.2.3 In the event of the termination of this Merger Agreement as provided in this Section 11.2, this Merger Agreement shall be of no further force of effect; provided, however, that (a) nothing in this Section 11.2 shall relieve any party to this Merger Agreement of liability for any willful or intentional breach of this Merger Agreement, and (b) nothing contained in this Section 11.2 shall relieve any party to this Merger Agreement of its undertakings under Section 3 (Publicity; Confidential Information) or Section 10 (Expenses) hereof.
      11.2.4 Any termination of this Merger Agreement shall first be approved by the Audit Committee and Board of Directors of the party seeking termination.
      12.     NOTICES.
      Any notice or other communication required or which may be given hereunder shall be in writing and either delivered personally to an officer of the addressee or mailed, certified or registered mail, postage prepaid, or by facsimile transmission (with a confirming copy sent by overnight courier) and shall be deemed given when so delivered personally or, if mailed, seven (7) days after the time of mailing, as follows:
      If to ELBIT, to:

Elbit Medical Imaging Ltd.
13 Mozes St.
Tel Aviv 67442, Israel
Fax: +972-3-695-3080
Attn.: Shimon Yitzhaki, President and Chief Financial Officer
      With copies (which shall not constitute notice) to:

Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Law Office
1 Azrieli Center
Round Building 39-40 Floors
Tel Aviv 67021, Israel
Fax: +972-3-607-4422
Attn.: David Hodak, Adv.
      If to ELSCINT, to:

Elscint Limited
13 Mozes St.
Tel Aviv 67442, Israel
Fax: +972-3-6086049
Attn.: Abraham (Rami) Goren, Executive Chairman of the Board of Directors
      With copies (which shall not constitute notice) to:

Goldfarb, Levy, Eran & Co.
Europe-Israel Tower, 2 Weizmann Street
Tel Aviv 64239, Israel
Fax: +972-3-608-9909
Attn.: Adam M. Klein, Adv.

      After the Closing, notices should be sent to ELSCINT or ELBIT at the addresses set forth above, with copies to:

Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Law Office
1 Azrieli Center
Round Building 39-40 Floors
Tel Aviv 67021, Israel
Fax: +972-3-607-4422
Attn.: David Hodak, Adv.

13.	GOVERNING LAW & JURISDICTION.
      This Merger Agreement shall be construed and governed by the laws of the State of Israel applicable to agreements made and to be performed entirely in that jurisdiction. The parties hereby consent to the exclusive jurisdiction of the Tel Aviv-Jaffa District Court for the hearing of all disputes arising from or in connection with this Merger Agreement.

14.	ENTIRE AGREEMENT.
      This Merger Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof, and there are no representations, warranties, understandings or agreements other than those expressly set forth herein.

15.	SCHEDULES AND EXHIBITS.
      All Schedules and Exhibits annexed hereto and the documents and instruments delivered at or prior to the Closing to which reference has been expressly made herein, are expressly made a part of this Merger Agreement as fully as though completely set forth herein, and all references to this Merger Agreement herein or in any of such documents (whether or not such references include a specific reference to such documents) shall be deemed to refer to and include all such documents.
      All Schedules and Exhibits provided herein by ELSCINT to ELBIT or by ELBIT to ELSCINT shall be in the English or the Hebrew language.

16.	COUNTERPARTS.
      This Merger Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

17.	RULES OF CONSTRUCTION.
      (a) The section headings contained in this Merger Agreement are inserted for purposes of convenience of reference only and shall not affect the meaning or the interpretation of this Merger Agreement.
      (b) For the purpose of this Merger Agreement, “Person” shall mean an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

      18.     OTHER REMEDIES.
      Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy shall not preclude the exercise of any other.

19.	NO THIRD PARTY BENEFICIARIES.
      Except for the provisions of Section 7.14 (Officers and Directors Insurance), which are intended to be for the benefit of directors and officers of ELSCINT and may be enforced by such persons, nothing in this Merger Agreement shall confer any rights upon any Person or entity which is not a party or permitted assignee of a party to this Merger Agreement.

20.	NO WAIVER.
      The failure of any party to enforce any of the provisions hereof will not be construed to be a waiver of the right of such party thereafter to enforce such provisions. The waiver by any party of the right to enforce any of the provisions hereof on any occasion will not be construed to be a waiver of the right of such party to enforce such provision on any other occasion.
[Remainder of Page Left Intentionally Blank]

      IN WITNESS WHEREOF, each of the parties hereto has executed this Merger Agreement as of the date first above written.

ELBIT MEDICAL IMAGING LTD.

By:	/s/ Mordechay Zisser	/s/ Shimon Yitzhaki

Name: Mordechay Zisser and Shimon Yitzhaki
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	Title: Chairman	President

ELSCINT LIMITED

By:	/s/ Rami Goren	/s/ Uri Levin

	Name: Rami Goren	Uri Levin
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	Title: Chairman	Chief Financial Officer
Elbit Medical Holdings Ltd, by signature of its authorized representative below, undertakes to comply with the provisions of this Agreement and Plan of Merger to the extent applicable to it.

ELBIT MEDICAL HOLDINGS LTD.

By:	/s/ Shimon Yitzhaki	/s/ Mordechay Zisser

	Name: Shimon Yitzhaki	Mordechay Zisser
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	Title: President	Chairman

Annex B
C.E. UNTERBERG, TOWBIN
350 Madison Avenue
New York, New York 10017
(212) 389-8000 FAX (212) 389-8880
August 21, 2005
The Board of Directors of Elbit Medical Imaging Ltd.
Elbit Medical Imaging Ltd.
13 Mozes St.
Tel Aviv 67442, Israel
Members of the Board:
      We understand that Elbit Medical Imaging Ltd. (“Elbit”) and Elscint Limited (“Elscint”) propose to enter into an Agreement and Plan of Merger, to be dated the date hereof (the “Agreement”), which will provide for an arrangement for merger (the “Merger”) by way of exchange of shares pursuant to Sections 350 and 351 of the Israeli Companies Law, 1999. Subject to the terms and conditions of the Agreement, upon the effectiveness of the Merger, each Ordinary Share, nominal value NIS 0.05 per share of Elscint (the “Elscint Shares”) issued and outstanding immediately prior to the Closing (except for Elscint Shares held by Elbit and any Elscint Shares held by or for the benefit of Elscint) shall be converted into the right to receive 0.53 (zero point five three) validly issued, fully paid and non assessable Ordinary Shares, nominal value NIS 1.0 per share of Elbit (the “Elbit Shares”) (the “Exchange Ratio”). The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the shareholders of Elbit.
      C.E. Unterberg, Towbin, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have, among other things:

(i) reviewed the financial terms and conditions set forth in the last draft of the Agreement reviewed by us;

(ii) reviewed certain publicly available financial statements and other business and financial information of Elbit and Elscint;

(iii) reviewed the stock prices and trading activity of the Elbit Shares and the Elscint Shares;

(iv) compared the financial terms of the Merger with the financial terms, to the extent publicly available, of other transactions that we deemed relevant;

(v) held discussions with the respective managements of Elbit and Elscint concerning their views regarding the strategic rationale for the Merger and the potential benefits that are expected to result from the Merger as well as the businesses, past and current operations, financial conditions and future prospects of both Elbit and Elscint, independently and combined;

(vi) visited the primary offices of Elbit and Elscint in Tel Aviv, Israel; and

(vii) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.
      In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us verbally or otherwise discussed with us by the managements of Elbit and Elscint) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. We have relied upon the assurances of the management of Elbit and Elscint that they are not aware of any facts that would make such information inaccurate or misleading.
      Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of Elbit or Elscint, nor were we furnished with any such evaluation or current appraisal. We have assumed that all material assets and liabilities (contingent or otherwise) of Elbit and Elscint are as set forth in their respective financial statements or other information made available to us.
      We have assumed that the Merger will be consummated upon the terms set forth in the last draft of the Agreement reviewed by us without material alteration thereof or waiver of any material terms thereof, including, among other things, that the Merger will be effected in accordance with Sections 104C and 103K of the Israeli Income Tax Ordinance [New Version], 1961, as shall be in effect from time to time and treated as a tax-free reorganization pursuant to the U.S. Internal Revenue Code of 1986, as amended. We express no opinion regarding whether the necessary approvals or other conditions to the Merger will be obtained or satisfied and assume that obtaining any necessary regulatory approvals or third party consents will not have an adverse effect on the Merger or any parties thereto. In addition, we have assumed that the historical financial statements of each of Elbit and Elscint reviewed by us have been prepared and fairly presented in accordance with accounting principles generally accepted in Israel consistently applied and that there has been no material change in the assets, financial condition, results of operations, business or prospects of Elbit or Elscint since the date of the most recent historical financial statements made available to us. We have also assumed that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived. Finally, with your consent, we have relied upon the advice Elbit has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.
      This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as of the date hereof, to the shareholders of Elbit of the Exchange Ratio. We do not express any opinion as to (i) the value of any employee agreement or other arrangement, if any, entered into in connection with the Merger, (ii) any tax or other consequences that might result from the Merger or (iii) the value of Elbit Shares when issued to Elscint stockholders pursuant to the Merger or the price at which shares of Elbit Shares may trade in the future. The trading price of Elbit Shares may be affected by a number of factors, including but not limited to: (i) dispositions of Elbit Shares by shareholders within a short period of time after the effective time of the Merger; (ii) changes in prevailing interest rates and other factors which generally influence the price of securities; (iii) adverse changes in the current capital market, generally and/or in the sectors of which either Elbit or Elscint are a part; (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Elbit or Elscint or in their respective product markets; (v) any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities; and (vi) timely completion of the Merger on terms and conditions that are acceptable to all parties at interest. Furthermore, our opinion does not account for political factors that may affect the countries in which the companies have offices or operations.
      We are acting as financial advisor to Elbit in connection with the Merger through providing this opinion, have received an engagement fee and will receive a fee contingent upon the delivery of this opinion. We have in the past and may in the future provide investment banking and financial services to Elbit and its affiliates, for which we would expect to receive compensation. In addition, Elbit has agreed to indemnify us for certain

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liabilities that may arise out of our engagement. In the ordinary course of business, we may trade in Elbit’s securities for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in Elbit’s securities.
      Our opinion is directed to the Board of Directors of Elbit in connection with its consideration of the Merger and is not intended to be, and does not constitute, a recommendation to any shareholder of Elbit or Elscint as to how such shareholder should vote, or take any other action, with respect to the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the shareholders of Elbit and does not address the relative merits of the Merger and the other business strategies that Elbit’s Board of Directors has considered or may be considering, nor does it address the decision of Elbit’s Board of Directors to proceed with the Merger, or any alternative transaction. This opinion may not be reproduced, summarized, described or referred to or furnished to any party except with our express prior written consent. However, this opinion may be included in its entirety in any filing with respect to the Merger made by Elbit with the U.S. Securities and Exchange Commission, provided this opinion is reproduced in full and any description of or reference to us or summary of this opinion and the related analysis is in a form and substance acceptable to us and our counsel.
      Based upon and subject to the foregoing considerations, and based upon such other factors as we consider relevant, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the shareholders of Elbit from a financial point of view.

Very truly yours,

/s/ C.E. Unterberg, Towbin

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Annex C

Oppenheimer & Co. Inc.
125 Broad Street
New York, NY 10004

Member of All Principal Exchanges
August 18, 2005
Confidential
The Board of Directors
Elscint Limited
13 Noah Mozes Street
Tel Aviv 67442, Israel
Attention: Shmuel Peretz
Members of the Board of Directors:
      You have requested our opinion as to the fairness, from a financial point of view, to the holders (excluding Elbit Medical Imaging Ltd., a public company organized under the laws of the State of Israel (“Elbit”), its controlling shareholder and any affiliates of Elbit and/or its controlling shareholder (collectively, the “Controlling Shareholders”)) of the outstanding ordinary shares of Elscint Limited, a public company organized under the laws of the State of Israel (“Elscint”), of the Merger Consideration (as defined below) to be paid pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) in execution draft format (draft dated August 18, 2005) that is proposed to be entered into by and between Elbit and Elscint with respect to the merger by way of exchange of shares pursuant to which Elscint will become a wholly-owned subsidiary of Elbit (the “Merger”).
      Pursuant to the Merger Agreement, each Ordinary Share of Elscint, nominal value NIS 0.05 per share, outstanding immediately prior to the Merger will be exchanged into 0.53 registered Ordinary Shares of Elbit, nominal value NIS 1.0 per share (the “Merger Consideration”). Outstanding options of Elscint will be assumed by Elbit and adjusted to become options to acquire Ordinary Shares of Elbit based on the aforementioned exchange ratio, if not exercised prior to the Merger. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.
      In arriving at our opinion, we have visited Elscint’s offices in Israel and had numerous discussions with management of Elscint about Elscint’s operations, financial condition and prospects. We have reviewed the draft Merger Agreement including the schedules and exhibits thereto, and analyzed financial and other information that was publicly available or furnished to us by Elscint or Elbit, including information provided to us during discussions with the management of Elscint. Included in the information provided during such discussions were historical unaudited financial data of Elscint for the three months ended March 31, 2005 and certain financial projections of Elscint prepared by its management. In addition, we have compared certain financial data of Elscint with various other companies in generally similar industries with generally similar business and financial characteristics whose securities are traded in public markets and conducted such other financial studies and analyses as we deemed appropriate for purposes of this opinion. We did not rely on any one particular financial analysis or methodology, but formulated our opinion on the whole of such analyses. As to Elbit, we have reviewed its recent public filings, including its Form 20-F for the fiscal year ended December 31, 2004, and interviewed certain representatives of Elbit regarding the nature of its operations, financial condition and prospects. In addition, we considered historical prices and trading activity of the ordinary shares of both Elscint and Elbit.
      In rendering our opinion, we have assumed that the Merger will be consummated on all material terms described in the draft dated August 18, 2005 of the Merger Agreement. We have relied upon and assumed, without independent verification, the accuracy and completeness of all the financial and other information that was reviewed by us, whether obtained from public sources, provided to us by either Elscint or Elbit, or that was otherwise reviewed by us. We have relied on the representation that the unaudited three months ending March 31, 2005 financial statements of Elscint and Elbit were prepared according to generally accepted accounting principles and that no financial statements for any period subsequent to March 31, 2005 were available. In particular, we have relied upon the estimates and projections of the management of Elscint and Elbit. With respect to the financial projections supplied to us, we have assumed that the forecasts presented to us by the management team of Elscint were reasonably prepared in good faith and reasonably reflect the best currently available estimates and judgments of the management of Elscint regarding the future operating and financial performance of the Company. In addition, we have not assumed any responsibility for making any independent evaluation or appraisal of the assets or liabilities of Elscint or Elbit. We have not engaged in any legal analysis or review of the Merger Agreement itself nor had any such analysis or review conducted on our behalf. We have assumed that all legal requirements for consummation of the Merger have or will be complied with. We express no view to the Company’s shareholders as to the foreign, federal, state or local tax consequences of such Merger Consideration.
      In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of Elscint or any of its assets. We express no view as to, and our opinion does not address, the underlying business decision of Elscint to effect the Merger nor were we requested to consider the relative merits of the Merger as compared to any other transaction in which Elscint might engage.
      Our opinion is based on economic, market, financial and other conditions as they currently exist, and on the information made available to us as of the date of this letter, and is limited to the fairness, as of the date hereof, from a financial point of view, of the Merger Consideration. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not constitute a recommendation to any member of the Board of Directors or shareholder of Elscint as to how such member or shareholder should vote on the proposed transaction. We make no representation as to trading price or activity of any publicly-traded securities of Elscint or Elbit from the date of announcement to closing of the Merger or thereafter.
      As part of our investment banking services, we regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As the financial advisor to Elscint in connection with the Merger, we will receive from Elscint a fee for rendering this opinion. Elscint has agreed to indemnify us under certain circumstances.
      In the ordinary course of our business, we may actively trade securities of Elscint or Elbit for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.
      It is understood that this opinion has been prepared solely for the use of the Board of Directors of Elscint and may not be disclosed, summarized, excerpted from or otherwise publicly referred to, or used for any other purposes without our prior written consent, except that Elscint may provide a copy of this opinion to Elbit, as required by the Merger Agreement. In addition, Oppenheimer will, if requested by Elscint, provide additional disclosure to such public filings regarding its engagements with Elscint, the basis of its opinion and related Merger Consideration.
      Based upon and subject to the foregoing, we are of the opinion that, on the date hereof, the Merger Consideration is fair from a financial point of view to the shareholders of Elscint (excluding the Controlling Shareholders).

Sincerely,

/s/ Oppenheimer & Co. Inc.

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